04021705

RECEIVED APR 1 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
APR 02 2004
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for March 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

103986 WFHET 2004-1
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 30, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________________

Name: Ellen V. Kiernan

Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

WELLS FARGO HOME EQUITY TRUST

Mortgage Pass-Through Certificates, Series 2004-1

$1,398,963,000 (Approximate)
WELLS FARGO HOME EQUITY TRUST, SERIES 2004-1
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Size ($)	Benchmark	Est. WAL[(1)] (yrs.)	Payment Window[(1)] (mos.)	Initial C/E [(2)] (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Fitch/Moody's
1-A[(3)]	890,601,000	1M Libor	2.63	1-90	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
2-A1[(4)]	302,101,000	1M Libor	2.63	1-90	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
2-A2 [(4)]	28,063,000	1M Libor	2.63	1-90	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
A3 [(5)]	15,434,000	1M Libor	5.00	40-90	11.90%	TBD	3/25/2034	AAA/AAA/NR
A-IO [(6)]	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2034	AAA/AAA/Aaa
A-SIO [(7)]	Notional	(7)	N/A	N/A	N/A	(7)	3/25/2034	AAA/AAA/Aaa
M1	53,320,000	1M Libor	4.98	39-90	8.10%	TBD	3/25/2034	AA/AA/Aa2
M2	24,555,000	1M Libor	4.96	38-90	6.35%	TBD	3/25/2034	AA-/AA-/Aa3
M3	35,079,000	1M Libor	4.95	37-90	3.85%	TBD	3/25/2034	A/A/A2
M4	17,539,000	1M Libor	4.94	37-90	2.60%	TBD	3/25/2034	A-/A-/A3
M5	14,031,000	1M Libor	4.94	37-90	1.60%	TBD	3/25/2034	BBB/NR/Baa2
M6	14,031,000	1M Libor	4.62	37-90	0.60%	TBD	3/25/2034	BBB-/NR/Baa3
B	4,209,000	1M Libor	3.44	37-54	0.30%	TBD	3/25/2034	BBB-/NR/NR

To Maturity

Class	Size ($)	Benchmark	Est. WAL[(1)] (yrs.)	Payment Window[(1)] (mos.)	Initial C/E [(2)] (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Fitch/Moody's
1-A[(3)]	890,601,000	1M Libor	2.88	1-214	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
2-A1[(4)]	302,101,000	1M Libor	2.88	1-214	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
2-A2 [(4)]	28,063,000	1M Libor	2.87	1-213	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
A3 [(5)]	15,434,000	1M Libor	5.53	40-169	11.90%	TBD	3/25/2034	AAA/AAA/NR
A-IO [(6)]	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2034	AAA/AAA/Aaa
A-SIO [(7)]	Notional	(7)	N/A	N/A	N/A	(7)	3/25/2034	AAA/AAA/Aaa
M1	53,320,000	1M Libor	5.50	39-166	8.10%	TBD	3/25/2034	AA/AA/Aa2
M2	24,555,000	1M Libor	5.44	38-152	6.35%	TBD	3/25/2034	AA-/AA-/Aa3
M3	35,079,000	1M Libor	5.38	37-143	3.85%	TBD	3/25/2034	A/A/A2
M4	17,539,000	1M Libor	5.25	37-125	2.60%	TBD	3/25/2034	A-/A-/A3
M5	14,031,000	1M Libor	5.09	37-110	1.60%	TBD	3/25/2034	BBB/NR/Baa2
M6	14,031,000	1M Libor	4.62	37-91	0.60%	TBD	3/25/2034	BBB-/NR/Baa3
B	4,209,000	1M Libor	3.44	37-54	0.30%	TBD	3/25/2034	BBB-/NR/NR

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Assumed closing date of February 29, 2004 and assumed first payment date of March 25, 2004.

(2) Initial Credit Enhancement includes overcollateralization of approximately 0.30%.

(3) The Class 1-A Certificate is the Senior Certificate of Group 1.

(4) The Class 2-A1 and Class 2-A2 Certificates are the Senior Certificates of Group 2.

(5) Class A3 is a Subordinate Senior Certificate.

(6) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 Distribution Dates.

(7) Class A-SIO will be a Senior Inverse Interest-Only Certificate. It will receive interest payments for the first 60 Distribution Dates at an interest rate equal to the greater of (i) 0.00% and (ii) 1.10% - 1 Month LIBOR.

Origination and Servicing

Wells Fargo Home Mortgage has originated all of the Mortgage Loans and will be the Servicer for the securitization.

Mortgage Insurance

Approximately 99.9% of the Mortgage Loans with over 80% Loan-to-Value ratios ("LTV") will be covered by loan level primary mortgage insurance provided by PMI, United Guaranty, Mortgage Guaranty Insurance Corp., Radian Guaranty and Republic Mortgage Insurance Corp. This coverage will generally reduce the LTV of the insured loans to 80%.

Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, principal will be paid as follows:

1) from Group 1, to the Class 1-A Certificates, until reduced to zero;

2) from Group 2, to the Class 2-A1 and Class 2-A2 Certificates, on a *pro rata* basis until reduced to zero;

3) if the Class 1-A Certificates have been reduced to zero, to the Class 2-A1 and Class 2-A2 Certificates, *pro rata*, until reduced to zero; if the Class 2-A1 and Class 2-A2 Certificates have been reduced to zero, to the Class 1-A Certificates until reduced to zero;

4) to the Class A3, Class M1, Class M2, Class M3, Class M4, Class M5, Class M6 and Class B Certificates, sequentially and in that order, until reduced to zero.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) equals two times the initial Senior Enhancement Percentage (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be paid as follows:

1) concurrently, all principal from Group 1 to the Class 1-A Certificates and all principal from Group 2 to the Class 2-A1 and Class 2-A2 Certificates, *pro rata*, until the Targeted Senior Enhancement Percentage has been reached;

2) if the Class 1-A Certificates have been reduced to zero, to the Class 2-A1 and Class 2-A2 Certificates, *pro rata*; if the Class 2-A1 and Class 2-A2 Certificates have been reduced to zero, to the Class 1-A Certificates, until the Targeted Senior Enhancement Percentage has been reached;

3) to the Class A3, Class M1, Class M2, Class M3, Class M4, Class M5, Class M6 and Class B Certificates, sequentially and in that order, so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.30% of the Cut-Off Date Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A, 2-A1, 2-A2, A3, M1, M2, M3, M4, M5, M6 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A-SIO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 60th Distribution Date, be an annual rate equal to the greater of (i) 0.00% and (ii) 1.10% minus 1 Month LIBOR, calculated on an actual/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A-IO Certificates and the Class A-SIO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on March 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees, including the Servicing Fee, the Securities Administration Fee and the Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A, A-IO(1) Component and A-SIO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A1, 2-A2, A-IO(2) Component and A-SIO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes A3, M1, M2, M3, M4, M5, M6 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A, Class 2-A1 and Class 2-A2 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(9) To pay sequentially to Classes A3, M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(10) To pay sequentially to Classes A3, M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO and Class A-SIO Notional Amounts

The Components of the Class A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	276,393,802.81	102,465,197.19	378,859,000.00
7-12	245,682,974.97	91,080,025.03	336,763,000.00
13-18	214,972,876.68	79,695,123.32	294,668,000.00

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

The Components of the Class A-SIO will each have a Notional Amount equal to the beginning balance of the adjustable rate Mortgage Loans in the related Pool for each Distribution Date up to and including the 60th Distribution Date. On and after the 61st Distribution Date, the Class A-SIO Notional Amount will be equal to zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10% with a maximum payout of 4.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,386,343,072.11
3	1,371,944,976.08
4	1,355,271,167.22
5	1,335,460,639.41
6	1,313,547,383.37
7	1,289,558,504.31
8	1,263,035,307.71
9	1,234,628,898.94
10	1,202,212,052.67
11	1,167,910,177.04
12	1,133,377,764.20

Month	Approximate Notional Balance ($)
13	1,099,302,074.13
14	1,055,555,506.95
15	1,022,879,366.89
16	991,418,996.80
17	958,596,993.79
18	922,943,570.41
19	860,207,628.47
20	817,148,460.90
21	776,594,953.13
22	738,352,497.93
23	702,230,725.53
24	667,879,892.03

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) 4.00% and (ii) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds (2) the sum of (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the related A-IO Component Notional Amount and (II) in the case of the first 60 Distribution Dates only, an amount equal to the product of (A) (i) the A-SIO Interest Rate divided by (ii) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the accrual period and (B) the related A-SIO Component Notional Amount.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated under the applicable Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates") and the Class A3 Certificates. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A, 2-A1 or 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called [by the Master Servicer, Wells Fargo]on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date the margins on Class 1-A, Class 2-A1, Class 2-A2 and Class A3 will double and the margins on the Class M1, M2, M3, M4, M5, M6 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A, 2-A1, 2-A2, A-IO and A-SIO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A, 2-A1, 2-A2, A-IO and A-SIO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, the Class A3 Certificates will be senior to the Class M and Class B Certificates, and each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes and the Class A3 will be reduced by the Applied Loss Amount in inverse order of priority of distribution until reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, approximately 0.30% of the Cut-off Date Balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class A3, Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

1-A	2-A1	2-A2	A-IO	A-SIO
AAA/AAA/Aaa Libor Floater (Group 1)	AAA/AAA/Aaa Libor Floater (Group 2)	AAA/AAA/Aaa Libor Floater (Group 2)	AAA/AAA/Aaa 6.00% Interest Rate	AAA/AAAAaa 1.10%-1 Month Libor

Class A-IO and Class A-SIO are senior interest-only classes and share the preferential right to receive interest over the Subordinate Classes with Classes 1-A, 2-A1 and 2-A2.

A3 AAA/AAA/NR Libor Floater
M1 AA/AA/Aa2 Libor Floater
M2 AA-/AA-/Aa3 Libor Floater
M3 A/A/A2 Libor Floater
M4 A-/A-/A3 Libor Floater
M5 BBB/NR/Baa2 Libor Floater
M6
BBB-/NR/Baa3
Libor Floater
B BBB-/NR/NR Libor Floater

Classes A3, M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Alok Sharma	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Wells Fargo Home Equity Trust 2004-1
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank , N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Wells Fargo Bank
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: April 26, 2004
Cut-Off Date:	March 1, 2004
Statistical Calculation Date:	February 1, 2004
Expected Pricing Date:	March [ ], 2004
Closing Date:	March 30, 2004
Settlement Date:	March 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	March 25, 2004
Day Count:	Actual/360 – Classes 1-A, 2-A1, 2-A2, A-SIO, A3, M1, M2, M3, M4, M5, M6 and B
	30/360 – Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	The servicing fee is equal to 0.50% of the loan principal balance annually.
Securities Administrator Fee:	[ ]% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A, 2-A1, 2-A2 and A3. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates, the Class A-IO and the Class A-SIO.
SMMEA Eligibility:	The Class 1-A, 2-A1, 2-A2, A-IO, A-SIO, A3 and M1 Certificates are expected to be SMMEA eligible.
ERISA Eligibility:	The Class A, Class M, Class A-IO and Class A-SIO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [(1)]	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.28	3.59	2.63	2.00	1.54
Window (mos)	1-174	1-121	1-90	1-70	1-57
Expected Final Mat.	8/25/2018	3/25/2014	8/25/2011	12/25/2009	11/25/2008
Class 2-A1					
Avg. Life (yrs)	5.28	3.59	2.63	2.00	1.54
Window (mos)	1-174	1-121	1-90	1-70	1-57
Expected Final Mat.	8/25/2018	3/25/2014	8/25/2011	12/25/2009	11/25/2008
Class 2-A2					
Avg. Life (yrs)	5.26	3.58	2.63	2.00	1.54
Window (mos)	1-174	1-121	1-90	1-70	1-57
Expected Final Mat.	8/25/2018	3/25/2014	8/25/2011	12/25/2009	11/25/2008
Class A3					
Avg. Life (yrs)	9.59	6.55	5.00	4.33	4.23
Window (mos)	56-174	37-121	40-90	43-70	48-57
Expected Final Mat.	8/25/2018	3/25/2014	8/25/2011	12/25/2009	11/25/2008
Class M1					
Avg. Life (yrs)	9.59	6.55	4.98	4.24	4.01
Window (mos)	56-174	37-121	39-90	41-70	43-57
Expected Final Mat.	8/25/2018	3/25/2014	8/25/2011	12/25/2009	11/25/2008
Class M2					
Avg. Life (yrs)	9.59	6.55	4.96	4.17	3.83
Window (mos)	56-174	37-121	38-90	40-70	41-57
Expected Final Mat.	8/25/2018	3/25/2014	8/25/2011	12/25/2009	11/25/2008
Class M3					
Avg. Life (yrs)	9.59	6.55	4.95	4.12	3.72
Window (mos)	56-174	37-121	37-90	38-70	39-57
Expected Final Mat.	8/25/2018	3/25/2014	8/25/2011	12/25/2009	11/25/2008
Class M4					
Avg. Life (yrs)	9.59	6.55	4.94	4.09	3.65
Window (mos)	56-174	37-121	37-90	38-70	38-57
Expected Final Mat.	8/25/2018	3/25/2014	8/25/2011	12/25/2009	11/25/2008
Class M5					
Avg. Life (yrs)	9.59	6.55	4.94	4.06	3.61
Window (mos)	56-174	37-121	37-90	37-70	38-57
Expected Final Mat.	8/25/2018	3/25/2014	8/25/2011	12/25/2009	11/25/2008
Class M6					
Avg. Life (yrs)	9.02	6.13	4.62	3.81	3.36
Window (mos)	56-174	37-121	37-90	37-70	37-57
Expected Final Mat.	8/25/2018	3/25/2014	8/25/2011	12/25/2009	11/25/2008
Class B					
Avg. Life (yrs)	6.57	4.41	3.44	3.11	3.07
Window (mos)	56-108	37-73	37-54	37-42	37-37
Expected Final Mat.	2/25/2013	3/25/2010	8/25/2008	8/25/2007	3/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed closing date of February 29, 2004 and assumed first payment date of March 25, 2004.**

Sensitivity Analysis – To Maturity					
Prepayment Assumption [(1)]	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.65	3.90	2.88	2.20	1.70
Window (mos)	1-334	1-274	1-214	1-173	1-140
Expected Final Mat.	12/25/2031	12/25/2026	12/25/2021	7/25/2018	10/25/2015
Class 2-A1					
Avg. Life (yrs)	5.65	3.90	2.88	2.20	1.70
Window (mos)	1-334	1-274	1-214	1-173	1-140
Expected Final Mat.	12/25/2031	12/25/2026	12/25/2021	7/25/2018	10/25/2015
Class 2-A2					
Avg. Life (yrs)	5.62	3.88	2.87	2.19	1.70
Window (mos)	1-333	1-273	1-213	1-172	1-140
Expected Final Mat.	11/25/2031	11/25/2026	11/25/2021	6/25/2018	10/25/2015
Class A3					
Avg. Life (yrs)	10.40	7.22	5.53	4.75	4.57
Window (mos)	56-292	37-218	40-169	43-133	48-108
Expected Final Mat.	6/25/2028	4/25/2022	3/25/2018	3/25/2015	2/25/2013
Class M1					
Avg. Life (yrs)	10.38	7.19	5.50	4.65	4.33
Window (mos)	56-288	37-214	39-166	41-131	43-106
Expected Final Mat.	2/25/2028	12/25/2021	12/25/2017	1/25/2015	12/25/2012
Class M2					
Avg. Life (yrs)	10.33	7.15	5.44	4.55	4.13
Window (mos)	56-270	37-197	38-152	40-120	41-97
Expected Final Mat.	8/25/2026	7/25/2020	10/25/2016	2/25/2014	3/25/2012
Class M3					
Avg. Life (yrs)	10.25	7.09	5.38	4.46	3.98
Window (mos)	56-257	37-185	37-143	38-112	39-91
Expected Final Mat.	7/25/2025	7/25/2019	1/25/2016	6/25/2013	9/25/2011
Class M4					
Avg. Life (yrs)	10.08	6.96	5.25	4.34	3.84
Window (mos)	56-229	37-166	37-125	38-97	38-79
Expected Final Mat.	3/25/2023	12/25/2017	7/25/2014	3/25/2012	9/25/2010
Class M5					
Avg. Life (yrs)	9.81	6.75	5.09	4.19	3.70
Window (mos)	56-204	37-147	37-110	37-86	38-69
Expected Final Mat.	2/25/2021	5/25/2016	4/25/2013	4/25/2011	11/25/2009
Class M6					
Avg. Life (yrs)	9.02	6.13	4.62	3.81	3.36
Window (mos)	56-177	37-123	37-91	37-71	37-57
Expected Final Mat.	11/25/2018	5/25/2014	9/25/2011	1/25/2010	11/25/2008
Class B					
Avg. Life (yrs)	6.57	4.41	3.44	3.11	3.07
Window (mos)	56-108	37-73	37-54	37-42	37-37
Expected Final Mat.	2/25/2013	3/25/2010	8/25/2008	8/25/2007	3/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed closing date of February 29, 2004 and assumed first payment date of March 25, 2004.**

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
7.7346	3.4617
7.7446	3.2832
7.7546	3.1052
7.7646	2.9277
7.7746	2.7506
7.7846	2.5740
7.7946	2.3978
7.8046	2.2221
7.8146	2.0469
Mod. Dur. (yrs)	0.72(3)

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 7.7746% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	N/A	31	9.07660	9.03409	9.06510
2	N/A	N/A	N/A	32	9.37599	9.33183	9.36405
3	N/A	N/A	N/A	33	9.07049	9.02753	9.05887
4	N/A	N/A	N/A	34	9.36968	9.32506	9.35761
5	N/A	N/A	N/A	35	9.06439	9.02097	9.05264
6	N/A	N/A	N/A	36	9.78791	9.75915	9.78013
7	N/A	N/A	N/A	37	10.83237	10.80019	10.82366
8	N/A	N/A	N/A	38	9.78024	9.75088	9.77230
9	N/A	N/A	N/A	39	10.10230	10.07163	10.09400
10	N/A	N/A	N/A	40	9.77260	9.74260	9.76448
11	N/A	N/A	N/A	41	10.09441	10.06309	10.08593
12	N/A	N/A	N/A	42	10.40445	10.37261	10.39583
13	N/A	N/A	N/A	43	10.40002	10.36783	10.39131
14	N/A	N/A	N/A	44	10.74212	10.70848	10.73302
15	N/A	N/A	N/A	45	10.39118	10.35827	10.38228
16	N/A	N/A	N/A	46	10.73300	10.69861	10.72370
17	N/A	N/A	N/A	47	10.38237	10.34872	10.37327
18	N/A	N/A	N/A	48	10.41717	10.39238	10.41047
19	N/A	N/A	N/A	49	11.13086	11.10394	11.12358
20	N/A	N/A	N/A	50	10.40831	10.38273	10.40139
21	N/A	N/A	N/A	51	10.75068	10.72384	10.74342
22	N/A	N/A	N/A	52	10.39947	10.37310	10.39234
23	N/A	N/A	N/A	53	10.74157	10.71390	10.73408
24	N/A	N/A	N/A	54	10.42959	10.41058	10.42445
25	9.39263	9.35755	9.38314	55	10.42515	10.40573	10.41990
26	8.48121	8.44933	8.47259	56	10.76809	10.74757	10.76254
27	8.76138	8.72822	8.75241	57	10.41631	10.39603	10.41083
28	8.47630	8.44401	8.46757	58	10.75897	10.73756	10.75318
29	8.75631	8.72273	8.74723	59	10.40751	10.38635	10.40178
30	9.07965	9.03737	9.06822	60	10.40313	10.38154	10.39729

(1) Based on 1 month LIBOR, 6 month LIBOR and 1 Year CMT of 20% for each period. Assumed closing date of February 29, 2004 and assumed first payment date of March 25, 2004.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

WFHET 2004-1 Collateral Summary –Aggregate

Total Number of Loans	10,187	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,403,179,654	Yes	34.4%
Average Loan Principal Balance	$137,742	No	65.6%
Fixed Rate	30.4%		
Adjustable Rate	69.6%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	80.4%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	99.9%
Weighted Average Margin	5.6%	No	0.1%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.5%	None	19.6%
Weighted Average Floor	5.6%	0.001-1.000	3.4%
Weighted Average Original Term (mo.)	343.0	1.001-2.000	53.6%
Weighted Average Remaining Term (mo.)	342.3	2.001-3.000	22.5%
Weighted Average Loan Age (mo.)	0.6	4.001-5.000	0.9%
Weighted Average Combined LTV	77.2%		
Non-Zero Weighted Average FICO	621	**Geographic Distribution**	
Non-Zero Weighted Average DTI	38.8%	(Other states account individually for less than	
		4% of the Cut-off Date principal balance)	
Lien Position		CA	20.3%
First	100.0%	NJ	6.5%
		NY	5.6%
Product Type		FL	5.5%
2/28 ARM (LIBOR)	64.9%	MD	5.0%
Fixed Rate	24.9%		
Balloon	5.5%		
3/27 ARM (LIBOR)	4.6%	**Occupancy Status**	
1 Yr CMT	0.1%	Primary Home	96.8%
		Investment	2.6%
		Second Home	0.5%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,224	$46,017,825.11	3.28%
50,000.01 - 100,000.00	3,079	232,220,882.28	16.55
100,000.01 - 150,000.00	2,383	295,596,178.26	21.07
150,000.01 - 200,000.00	1,517	261,907,803.10	18.67
200,000.01 - 250,000.00	875	195,356,618.40	13.92
250,000.01 - 300,000.00	459	125,852,513.33	8.97
300,000.01 - 350,000.00	297	96,273,625.09	6.86
350,000.01 - 400,000.00	212	80,291,674.88	5.72
400,000.01 - 450,000.00	59	25,090,685.53	1.79
450,000.01 - 500,000.00	40	19,156,170.67	1.37
500,000.01 - 550,000.00	17	8,922,430.09	0.64
550,000.01 - 600,000.00	10	5,915,782.03	0.42
600,000.01 - 650,000.00	4	2,505,816.53	0.18
650,000.01 - 700,000.00	4	2,731,722.70	0.19
700,000.01 - 750,000.00	3	2,202,501.03	0.16
750,000.01 - 800,000.00	4	3,137,424.95	0.22
Total:	**10,187**	**$1,403,179,653.98**	**100.00%**

Minimum: $10,492.67
Maximum: $798,203.11
Weighted Average: $137,742.19

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	181	$40,904,463.02	2.92%
5.501 - 6.000	614	121,809,458.75	8.68
6.001 - 6.500	1,125	198,294,004.98	14.13
6.501 - 7.000	1,857	292,919,658.36	20.88
7.001 - 7.500	1,565	219,021,850.16	15.61
7.501 - 8.000	1,532	194,836,393.83	13.89
8.001 - 8.500	1,017	110,815,674.30	7.90
8.501 - 9.000	884	92,472,459.94	6.59
9.001 - 9.500	516	50,327,347.37	3.59
9.501 - 10.000	418	40,380,076.25	2.88
10.001 - 10.500	218	19,628,275.14	1.40
10.501 - 11.000	164	14,749,064.47	1.05
11.001 - 11.500	66	5,092,321.32	0.36
11.501 - 12.000	26	1,779,804.69	0.13
12.001 - 12.500	4	148,801.40	0.01
Total:	**10,187**	**$1,403,179,653.98**	**100.00%**

Minimum:	4.250%
Maximum:	12.250%
Weighted Average:	7.375%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	6	$687,594.87	0.05%
171 - 180	1,132	130,267,686.68	9.28
181 - 240	16	2,110,480.54	0.15
241 - 300	3	671,410.67	0.05
301 - 360	9,030	1,269,442,481.22	90.47
Total:	**10,187**	**$1,403,179,653.98**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 343.0

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	7	$949,085.83	0.07%
171 - 180	1,131	130,006,195.72	9.27
181 - 240	16	2,110,480.54	0.15
241 - 300	3	671,410.67	0.05
301 - 360	9,030	1,269,442,481.22	90.47
Total:	**10,187**	**$1,403,179,653.98**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 342.3

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.001 - 10.000	1	$104,931.31	0.01%
10.001 - 20.000	28	1,615,207.25	0.12
20.001 - 30.000	74	6,202,654.89	0.44
30.001 - 40.000	157	13,874,192.15	0.99
40.001 - 50.000	318	36,362,086.11	2.59
50.001 - 60.000	573	70,480,403.45	5.02
60.001 - 70.000	1,645	217,852,132.65	15.53
70.001 - 80.000	3,889	573,192,921.17	40.85
80.001 - 90.000	2,832	390,956,096.58	27.86
90.001 - 100.000	670	92,539,028.42	6.59
Total:	**10,187**	**$1,403,179,653.98**	**100.00%**

Minimum:	9.770%
Maximum:	100.000%
Weighted Average:	77.232%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	49	$3,064,096.81	0.22%
451 - 475	1	28,477.24	0.00
476 - 500	12	1,115,759.73	0.08
501 - 525	418	43,369,798.51	3.09
526 - 550	987	111,183,570.96	7.92
551 - 575	1,546	192,902,591.27	13.75
576 - 600	1,773	228,323,573.51	16.27
601 - 625	1,630	227,361,297.62	16.20
626 - 650	1,387	206,002,468.92	14.68
651 - 675	932	137,670,099.49	9.81
676 - 700	564	92,621,921.98	6.60
701 - 725	385	67,932,291.72	4.84
726 - 750	252	44,890,869.74	3.20
751 - 775	161	28,362,771.00	2.02
776 - 800	81	17,318,261.62	1.23
801 >=	9	1,031,803.86	0.07
Total:	**10,187**	**$1,403,179,653.98**	**100.00%**

Non- Zero Minimum:	464
Maximum:	858
Non-Zero WA:	621

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	6,452	$864,949,562.54	61.64%
Purchase	2,738	402,354,808.34	28.67
Rate/Term Refinance	997	135,875,283.10	9.68
Total:	**10,187**	**$1,403,179,653.98**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	8,856	$1,196,840,490.44	85.29%
PUD	391	72,757,388.07	5.19
Condominium	424	61,890,758.53	4.41
2-4 Family	334	57,568,603.21	4.10
Manufactured Housing	181	13,992,642.86	1.00
Townhouse	1	129,770.87	0.01
Total:	**10,187**	**$1,403,179,653.98**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	664	$144,394,445.14	10.29%
CA-N	584	140,772,744.64	10.03
NJ	484	90,780,854.47	6.47
NY	429	78,286,374.58	5.58
FL	599	76,853,101.15	5.48
MD	409	69,677,044.91	4.97
TX	603	54,905,906.42	3.91
IL	410	48,428,939.22	3.45
MN	306	46,479,928.16	3.31
VA	328	45,555,399.05	3.25
CO	259	44,201,096.23	3.15
PA	423	42,072,817.93	3.00
OH	376	38,752,998.69	2.76
MO	392	36,720,527.30	2.62
AZ	219	30,795,189.64	2.19
GA	251	30,600,907.51	2.18
MA	149	28,673,129.05	2.04
WA	159	26,537,317.38	1.89
MI	233	24,813,168.21	1.77
NC	212	23,329,542.87	1.66
WI	208	22,046,547.82	1.57
NV	113	17,867,731.14	1.27
IA	196	17,477,277.80	1.25
IN	221	17,032,463.03	1.21
LA	175	16,158,236.92	1.15
TN	155	15,257,901.45	1.09
SC	159	15,253,847.57	1.09
DC	68	12,388,499.08	0.88
OR	78	10,814,943.60	0.77
KS	116	10,805,413.52	0.77
Other	1,209	125,445,359.50	8.94
Total:	**10,187**	**$1,403,179,653.98**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	2,066	$275,695,595.40	19.65%
1% of Orig. Bal.	424	41,794,590.96	2.98
1% of UPB	348	39,858,560.64	2.84
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	650	79,530,072.09	5.67
2% of UPB	766	105,012,653.28	7.48
3 Mos. Int. on Amt . Prepaid >20% Orig. Bal.	33	6,801,770.23	0.48
3 Mos. Int. on UPB	99	18,592,616.83	1.33
5% 4% 3% 2% 1% of UPB	109	7,965,312.46	0.57
6 Mos. Int. on Amt. Prepaid > 20% Orig. Bal.	5,692	827,928,482.09	59.00
Total:	**10,187**	**$1,403,179,653.98**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	7,525	$974,022,637.91	69.42%
Stated	2,495	405,622,923.50	28.91
No Documentation	167	23,534,092.57	1.68
Total:	**10,187**	**$1,403,179,653.98**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	9	$1,798,817.92	0.18%
3.001 - 3.500	164	24,382,382.77	2.50
3.501 - 4.000	394	62,771,834.05	6.43
4.001 - 4.500	867	136,764,195.97	14.00
4.501 - 5.000	905	138,753,111.29	14.21
5.001 - 5.500	1,036	154,049,769.88	15.77
5.501 - 6.000	865	124,902,833.03	12.79
6.001 - 6.500	858	116,956,002.88	11.98
6.501 - 7.000	462	60,243,830.28	6.17
7.001 - 7.500	543	63,112,713.92	6.46
7.501 - 8.000	306	36,455,767.59	3.73
8.001 - 8.500	293	33,240,743.48	3.40
8.501 - 9.000	170	18,932,130.72	1.94
9.001 - 9.500	24	2,848,193.16	0.29
9.501 - 10.000	14	1,201,954.08	0.12
10.001 >=	3	158,130.09	0.02
Total:	**6,913**	**$976,572,411.11**	**100.00%**

Minimum: 1.250%
Maximum: 14.625%
Weighted Average: 5.641%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	11	$2,060,136.92	0.21%
3.000	6,902	974,512,274.19	99.79
Total:	**6,913**	**$976,572,411.11**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.998%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6,902	$974,512,274.19	99.79%
2.000	11	2,060,136.92	0.21
Total:	**6,913**	**$976,572,411.11**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.002%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	3	$539,638.57	0.06%
10.501 - 11.000	15	1,857,677.28	0.19
11.001 - 11.500	86	18,164,698.69	1.86
11.501 - 12.000	348	65,874,574.31	6.75
12.001 - 12.500	689	123,405,048.06	12.64
12.501 - 13.000	1,173	194,150,875.35	19.88
13.001 - 13.500	1,025	152,196,683.61	15.58
13.501 - 14.000	1,015	142,214,319.96	14.56
14.001 - 14.500	747	87,971,967.81	9.01
14.501 - 15.000	678	75,683,931.53	7.75
15.001 - 15.500	412	42,889,428.74	4.39
15.501 - 16.000	347	35,622,114.41	3.65
16.001 - 16.500	177	17,378,758.29	1.78
16.501 - 17.000	130	13,073,872.40	1.34
17.001 - 17.500	50	4,167,527.29	0.43
17.501 - 18.000	18	1,381,294.81	0.14
Total:	**6,913**	**$976,572,411.11**	**100.00%**

Minimum: 10.250%
Maximum: 17.875%
Weighted Average: 13.527%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	3,375	$518,520,111.88	53.10%
5.501 - 6.000	865	124,902,833.03	12.79
6.001 - 6.500	858	116,956,002.88	11.98
6.501 - 7.000	462	60,243,830.28	6.17
7.001 - 7.500	543	63,112,713.92	6.46
7.501 - 8.000	306	36,455,767.59	3.73
8.001 - 8.500	293	33,240,743.48	3.40
8.501 - 9.000	170	18,932,130.72	1.94
9.001 - 9.500	24	2,848,193.16	0.29
9.501 - 10.000	14	1,201,954.08	0.12
10.001 - 10.500	1	52,460.29	0.01
14.001 - 14.500	1	37,750.39	0.00
14.501 >=	1	67,919.41	0.01
Total:	**6,913**	**$976,572,411.11**	**100.00%**

Minimum: 1.250%
Maximum: 14.625%
Weighted Average: 5.641%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2005-01	7	$1,342,907.33	0.14%
2005-02	3	546,229.59	0.06
2005-03	1	171,000.00	0.02
2005-06	1	130,156.01	0.01
2005-08	3	354,930.58	0.04
2005-09	21	3,302,990.35	0.34
2005-10	10	2,044,977.06	0.21
2005-11	22	3,466,982.91	0.36
2005-12	107	17,413,454.66	1.78
2006-01	3,223	464,732,251.48	47.59
2006-02	2,764	382,284,397.51	39.15
2006-03	273	36,630,902.34	3.75
2006-08	2	278,752.86	0.03
2006-09	3	483,530.72	0.05
2006-10	3	648,135.06	0.07
2006-11	3	583,498.54	0.06
2006-12	13	1,643,781.49	0.17
2007-01	271	37,012,760.03	3.79
2007-02	166	21,527,085.59	2.20
2007-03	17	1,973,687.00	0.20
Total:	**6,913**	**$976,572,411.11**	**100.00%**

WFHET 2004-1 Collateral Summary –Group 1

Total Number of Loans	7,887	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,023,679,418	Yes	35.2%
Average Loan Principal Balance	$129,793	No	64.8%
Fixed Rate	30.4%		
Adjustable Rate	69.6%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	80.4%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	99.9%
Weighted Average Margin	5.6%	No	0.1%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.5%	None	19.6%
Weighted Average Floor	5.6%	0.001-1.000	3.5%
Weighted Average Original Term (mo.)	342.5	1.001-2.000	54.3%
Weighted Average Remaining Term (mo.)	341.9	2.001-3.000	22.7%
Weighted Average Loan Age (mo.)	0.6		
Weighted Average Combined LTV	77.3%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	618	(Other states account individually for less than	
Non-Zero Weighted Average DTI	38.9%	4% of the Cut-off Date principal balance)	
		CA	16.9%
Lien Position		NJ	6.6%
First	100.0%	NY	6.0%
		FL	5.7%
Product Type		MD	4.8%
2/28 ARM (LIBOR)	65.1%		
Fixed Rate	25.0%	**Occupancy Status**	
Balloon	5.4%	Primary Home	96.4%
3/27 ARM (LIBOR)	4.3%	Investment	3.0%
1 Yr CMT	0.2%	Second Home	0.6%

Collateral Characteristics -Group 1

Collateral characteristics are listed below as of the Statistical Calculation Date.

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	898	$33,835,633.53	3.31%
50,000.01 - 100,000.00	2,414	183,207,872.38	17.90
100,000.01 - 150,000.00	1,946	241,780,039.70	23.62
150,000.01 - 200,000.00	1,285	222,054,982.50	21.69
200,000.01 - 250,000.00	735	164,064,414.95	16.03
250,000.01 - 300,000.00	388	106,458,035.29	10.40
300,000.01 - 350,000.00	196	62,385,914.05	6.09
350,000.01 - 400,000.00	19	7,284,309.07	0.71
400,000.01 - 450,000.00	5	2,118,598.68	0.21
450,000.01 - 500,000.00	1	489,617.75	0.05
Total:	**7,887**	**$1,023,679,417.90**	**100.00%**

Minimum: $13,486.76
Maximum: $489,617.75
Weighted Average: $129,793.26

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	129	$23,848,291.65	2.33%
5.501 - 6.000	461	78,167,817.17	7.64
6.001 - 6.500	864	136,759,007.82	13.36
6.501 - 7.000	1,511	221,599,389.07	21.65
7.001 - 7.500	1,254	163,712,256.33	15.99
7.501 - 8.000	1,275	153,245,095.73	14.97
8.001 - 8.500	861	91,174,942.86	8.91
8.501 - 9.000	744	76,522,871.29	7.48
9.001 - 9.500	394	38,725,161.53	3.78
9.501 - 10.000	236	23,913,540.89	2.34
10.001 - 10.500	119	12,073,952.60	1.18
10.501 - 11.000	34	3,532,477.06	0.35
11.501 - 12.000	5	404,613.90	0.04
Total:	**7,887**	**$1,023,679,417.90**	**100.00%**

Minimum: 4.250%
Maximum: 11.875%
Weighted Average: 7.375%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	5	$627,989.05	0.06%
171 - 180	898	97,216,591.21	9.50
181 - 240	12	1,676,284.15	0.16
241 - 300	3	671,410.67	0.07
301 - 360	6,969	923,487,142.82	90.21
Total:	**7,887**	**$1,023,679,417.90**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 342.5

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	5	$627,989.05	0.06%
171 - 180	898	97,216,591.21	9.50
181 - 240	12	1,676,284.15	0.16
241 - 300	3	671,410.67	0.07
301 - 360	6,969	923,487,142.82	90.21
Total:	**7,887**	**$1,023,679,417.90**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 341.9

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$104,931.31	0.01%
10.001 - 20.000	20	1,255,134.17	0.12
20.001 - 30.000	60	4,637,400.79	0.45
30.001 - 40.000	118	10,210,010.82	1.00
40.001 - 50.000	256	28,768,503.66	2.81
50.001 - 60.000	427	51,555,879.65	5.04
60.001 - 70.000	1,233	153,032,668.33	14.95
70.001 - 80.000	3,012	413,671,483.62	40.41
80.001 - 90.000	2,231	291,795,509.07	28.50
90.001 - 100.000	529	68,647,896.48	6.71
Total:	**7,887**	**$1,023,679,417.90**	**100.00%**

Minimum: 9.770%
Maximum: 100.000%
Weighted Average: 77.298%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	29	$2,102,705.02	0.21%
451 - 475	1	28,477.24	0.00
476 - 500	5	619,933.18	0.06
501 - 525	237	26,055,440.18	2.55
526 - 550	699	81,147,137.10	7.93
551 - 575	1,214	149,799,504.40	14.63
576 - 600	1,428	178,472,160.76	17.43
601 - 625	1,306	171,849,475.85	16.79
626 - 650	1,106	147,295,425.43	14.39
651 - 675	740	100,918,250.72	9.86
676 - 700	436	62,336,447.63	6.09
701 - 725	300	46,799,418.01	4.57
726 - 750	192	27,973,069.13	2.73
751 - 775	127	18,068,585.77	1.77
776 - 800	58	9,181,583.62	0.90
801 >=	9	1,031,803.86	0.10
Total:	**7,887**	**$1,023,679,417.90**	**100.00%**

Non- Zero Minimum: 464
Maximum: 858
Non-Zero WA: 618

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	5,039	$649,773,964.79	63.47%
Purchase	2,097	280,192,293.94	27.37
Rate/Term Refinance	751	93,713,159.17	9.15
Total:	**7,887**	**$1,023,679,417.90**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	6,949	$875,185,780.42	85.49%
Condo	365	51,396,923.59	5.02
PUD	297	49,917,513.31	4.88
2-4 Family	275	47,049,429.71	4.60
Townhouse	1	129,770.87	0.01
Total:	**7,887**	**$1,023,679,417.90**	**100.00%**

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	490	$94,541,693.77	9.24%
CA-N	387	78,578,316.90	7.68
NJ	391	67,544,260.17	6.60
NY	344	61,802,459.96	6.04
FL	472	58,384,516.90	5.70
MD	315	49,622,117.89	4.85
TX	433	38,026,865.16	3.71
IL	328	37,723,412.73	3.69
MN	246	35,230,051.61	3.44
VA	259	34,144,332.07	3.34
CO	210	34,006,927.84	3.32
PA	347	33,022,472.62	3.23
OH	313	30,388,450.26	2.97
MO	309	28,988,342.74	2.83
GA	188	22,854,004.18	2.23
MA	123	22,103,415.09	2.16
AZ	158	21,165,265.98	2.07
MI	191	20,041,218.55	1.96
WA	120	18,764,967.64	1.83
WI	169	17,318,838.30	1.69
NC	159	17,024,581.01	1.66
IA	159	14,961,689.96	1.46
NV	89	13,467,635.68	1.32
TN	131	13,239,416.13	1.29
IN	173	12,966,255.42	1.27
SC	120	12,000,008.61	1.17
LA	129	11,049,508.03	1.08
DC	54	9,380,514.46	0.92
OR	60	8,634,818.45	0.84
KS	89	8,614,310.34	0.84
Other	931	98,088,749.45	9.58
Total:	**7,887**	**$1,023,679,417.90**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	1,565	$200,384,197.60	19.57%
1% of Orig. Bal.	346	32,973,043.83	3.22
1% of UPB	282	30,948,200.30	3.02
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	531	63,692,507.59	6.22
2% of UPB	616	80,051,304.73	7.82
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	27	4,572,542.94	0.45
3 Mos. Int. of UPB	81	14,901,094.14	1.46
5% 4% 3% 2% 1% of UPB	86	6,160,280.35	0.60
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4,353	589,996,246.42	57.63
Total:	**7,887**	**$1,023,679,417.90**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	5,807	$719,078,350.36	70.24%
Stated	1,959	289,145,316.69	28.25
No Documentation	121	15,455,750.85	1.51
Total:	**7,887**	**$1,023,679,417.90**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 3.000	6	$883,780.24	0.12%
3.001 - 3.500	135	19,082,645.92	2.68
3.501 - 4.000	318	44,811,083.78	6.29
4.001 - 4.500	664	93,868,755.51	13.17
4.501 - 5.000	724	100,794,516.73	14.14
5.001 - 5.500	837	112,441,888.50	15.78
5.501 - 6.000	685	94,430,478.76	13.25
6.001 - 6.500	703	90,885,986.41	12.75
6.501 - 7.000	366	47,097,658.41	6.61
7.001 - 7.500	398	47,416,816.33	6.65
7.501 - 8.000	197	24,386,904.71	3.42
8.001 - 8.500	174	19,383,986.39	2.72
8.501 - 9.000	126	14,212,666.80	1.99
9.001 - 9.500	16	2,105,811.66	0.30
9.501 - 10.000	9	746,066.79	0.10
10.001 >=	2	90,210.68	0.01
Total:	**5,360**	**$712,639,257.62**	**100.00%**

Minimum:	1.250%
Maximum:	14.125%
Weighted Average:	5.644%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	8	$1,611,089.15	0.23%
3.000	5,352	711,028,168.47	99.77
Total:	**5,360**	**$712,639,257.62**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.998%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	5,352	$711,028,168.47	99.77%
2.000	8	1,611,089.15	0.23
Total:	**5,360**	**$712,639,257.62**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.002%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	3	$539,638.57	0.08%
10.501 - 11.000	11	1,392,702.71	0.20
11.001 - 11.500	63	11,287,400.44	1.58
11.501 - 12.000	267	45,471,314.15	6.38
12.001 - 12.500	533	84,938,180.90	11.92
12.501 - 13.000	936	141,875,446.16	19.91
13.001 - 13.500	799	110,287,441.37	15.48
13.501 - 14.000	839	109,918,058.68	15.42
14.001 - 14.500	621	70,744,306.17	9.93
14.501 - 15.000	569	62,535,216.07	8.78
15.001 - 15.500	325	33,724,967.95	4.73
15.501 - 16.000	236	23,913,540.89	3.36
16.001 - 16.500	119	12,073,952.60	1.69
16.501 - 17.000	34	3,532,477.06	0.50
17.501 - 18.000	5	404,613.90	0.06
Total:	**5,360**	**$712,639,257.62**	**100.00%**

Minimum: 10.250%
Maximum: 17.875%
Weighted Average: 13.518%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	2,684	$371,882,670.68	52.18%
5.501 - 6.000	685	94,430,478.76	13.25
6.001 - 6.500	703	90,885,986.41	12.75
6.501 - 7.000	366	47,097,658.41	6.61
7.001 - 7.500	398	47,416,816.33	6.65
7.501 - 8.000	197	24,386,904.71	3.42
8.001 - 8.500	174	19,383,986.39	2.72
8.501 - 9.000	126	14,212,666.80	1.99
9.001 - 9.500	16	2,105,811.66	0.30
9.501 - 10.000	9	746,066.79	0.10
10.001 - 10.500	1	52,460.29	0.01
14.001 - 14.500	1	37,750.39	0.01
Total:	**5,360**	**$712,639,257.62**	**100.00%**

Minimum: 1.250%
Maximum: 14.125%
Weighted Average: 5.644%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2005-01	5	$1,035,737.30	0.15%
2005-02	2	404,351.85	0.06
2005-03	1	171,000.00	0.02
2005-06	1	130,156.01	0.02
2005-08	2	285,005.44	0.04
2005-09	14	2,026,534.06	0.28
2005-10	7	1,468,743.46	0.21
2005-11	15	2,026,346.32	0.28
2005-12	80	11,856,786.29	1.66
2006-01	2,497	339,844,109.13	47.69
2006-02	2,158	281,861,869.54	39.55
2006-03	219	27,294,890.34	3.83
2006-08	2	278,752.86	0.04
2006-09	2	215,180.06	0.03
2006-10	2	377,290.82	0.05
2006-11	1	162,828.78	0.02
2006-12	13	1,643,781.49	0.23
2007-01	203	24,904,529.79	3.49
2007-02	122	14,956,362.08	2.10
2007-03	14	1,695,002.00	0.24
Total:	**5,360**	**$712,639,257.62**	**100.00%**

WFHET 2004-1 Collateral Summary –Group 2

Total Number of Loans	2,300	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$379,500,236	Yes	32.4%
Average Loan Principal Balance	$165,000	No	67.6%
Fixed Rate	30.5%		
Adjustable Rate	69.5%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	80.2%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	99.9%
Weighted Average Margin	5.6%	No	0.1%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.6%	None	19.8%
Weighted Average Floor	5.6%	0.001-1.000	3.1%
Weighted Average Original Term (mo.)	344.1	1.001-2.000	51.7%
Weighted Average Remaining Term (mo.)	343.4	2.001-3.000	22.1%
Weighted Average Loan Age (mo.)	0.7	4.001-5.000	3.3%
Weighted Average Combined LTV	77.1%		
Non-Zero Weighted Average FICO	627	**Geographic Distribution**	
Non-Zero Weighted Average DTI	38.5%	(Other states account individually for less than	
		4% of the Cut-off Date principal balance)	
Lien Position		CA	29.5%
First	100.0%	NJ	6.1%
		MD	5.3%
Product Type		FL	4.9%
2/28 ARM (LIBOR)	64.2%	TX	4.4%
Fixed Rate	24.6%	NY	4.3%
Balloon	5.9%		
3/27 ARM (LIBOR)	5.2%	**Occupancy Status**	
1 Yr CMT	0.1%	Primary Home	98.1%
		Investment	1.5%
		Second Home	0.5%

Collateral Characteristics -Group 2

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.01 - 50,000.00	326	$12,182,191.58	3.21%
50,000.01 - 100,000.00	665	49,013,009.90	12.92
100,000.01 - 150,000.00	437	53,816,138.56	14.18
150,000.01 - 200,000.00	232	39,852,820.60	10.50
200,000.01 - 250,000.00	140	31,292,203.45	8.25
250,000.01 - 300,000.00	71	19,394,478.04	5.11
300,000.01 - 350,000.00	101	33,887,711.04	8.93
350,000.01 - 400,000.00	193	73,007,365.81	19.24
400,000.01 - 450,000.00	54	22,972,086.85	6.05
450,000.01 - 500,000.00	39	18,666,552.92	4.92
500,000.01 - 550,000.00	17	8,922,430.09	2.35
550,000.01 - 600,000.00	10	5,915,782.03	1.56
600,000.01 - 650,000.00	4	2,505,816.53	0.66
650,000.01 - 700,000.00	4	2,731,722.70	0.72
700,000.01 - 750,000.00	3	2,202,501.03	0.58
750,000.01 - 800,000.00	4	3,137,424.95	0.83
Total:	**2,300**	**$379,500,236.08**	**100.00%**

Minimum:	$10,492.67
Maximum:	$798,203.11
Weighted Average:	$165,000.10

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	52	$17,056,171.37	4.49%
5.501 - 6.000	153	43,641,641.58	11.50
6.001 - 6.500	261	61,534,997.16	16.21
6.501 - 7.000	346	71,320,269.29	18.79
7.001 - 7.500	311	55,309,593.83	14.57
7.501 - 8.000	257	41,591,298.10	10.96
8.001 - 8.500	156	19,640,731.44	5.18
8.501 - 9.000	140	15,949,588.65	4.20
9.001 - 9.500	122	11,602,185.84	3.06
9.501 - 10.000	182	16,466,535.36	4.34
10.001 - 10.500	99	7,554,322.54	1.99
10.501 - 11.000	130	11,216,587.41	2.96
11.001 - 11.500	66	5,092,321.32	1.34
11.501 - 12.000	21	1,375,190.79	0.36
12.001 - 12.500	4	148,801.40	0.04
Total:	**2,300**	**$379,500,236.08**	**100.00%**

Minimum: 4.750%
Maximum: 12.250%
Weighted Average: 7.377%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	1	$59,605.82	0.02%
171 - 180	234	33,051,095.47	8.71
181 - 240	4	434,196.39	0.11
301 - 360	2,061	345,955,338.40	91.16
Total:	**2,300**	**$379,500,236.08**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 344.1

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	2	$321,096.78	0.08%
171 - 180	233	32,789,604.51	8.64
181 - 240	4	434,196.39	0.11
301 - 360	2,061	345,955,338.40	91.16
Total:	**2,300**	**$379,500,236.08**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 343.4

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	8	$360,073.08	0.09%
20.001 - 30.000	14	1,565,254.10	0.41
30.001 - 40.000	39	3,664,181.33	0.97
40.001 - 50.000	62	7,593,582.45	2.00
50.001 - 60.000	146	18,924,523.80	4.99
60.001 - 70.000	412	64,819,464.32	17.08
70.001 - 80.000	877	159,521,437.55	42.03
80.001 - 90.000	601	99,160,587.51	26.13
90.001 - 100.000	141	23,891,131.94	6.30
Total:	**2,300**	**$379,500,236.08**	**100.00%**

Minimum: 14.710%
Maximum: 100.000%
Weighted Average: 77.053%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	20	$961,391.79	0.25%
476 - 500	7	495,826.55	0.13
501 - 525	181	17,314,358.33	4.56
526 - 550	288	30,036,433.86	7.91
551 - 575	332	43,103,086.87	11.36
576 - 600	345	49,851,412.75	13.14
601 - 625	324	55,511,821.77	14.63
626 - 650	281	58,707,043.49	15.47
651 - 675	192	36,751,848.77	9.68
676 - 700	128	30,285,474.35	7.98
701 - 725	85	21,132,873.71	5.57
726 - 750	60	16,917,800.61	4.46
751 - 775	34	10,294,185.23	2.71
776 - 800	23	8,136,678.00	2.14
Total:	**2,300**	**$379,500,236.08**	**100.00%**

Non- Zero Minimum: 479
Maximum: 800
Non-Zero WA: 627

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,413	$215,175,597.75	56.70%
Purchase	641	122,162,514.40	32.19
Rate/Term Refinance	246	42,162,123.93	11.11
Total:	**2,300**	**$379,500,236.08**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,907	$321,654,710.02	84.76%
PUD	94	22,839,874.76	6.02
Manufactured Housing	181	13,992,642.86	3.69
2-4 Family	59	10,519,173.50	2.77
Condo	59	10,493,834.94	2.77
Total:	**2,300**	**$379,500,236.08**	**100.00%**

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-N	197	$62,194,427.74	16.39%
CA-S	174	49,852,751.37	13.14
NJ	93	23,236,594.30	6.12
MD	94	20,054,927.02	5.28
FL	127	18,468,584.25	4.87
TX	170	16,879,041.26	4.45
NY	85	16,483,914.62	4.34
VA	69	11,411,066.98	3.01
MN	60	11,249,876.55	2.96
IL	82	10,705,526.49	2.82
CO	49	10,194,168.39	2.69
AZ	61	9,629,923.66	2.54
PA	76	9,050,345.31	2.38
OH	63	8,364,548.43	2.20
WA	39	7,772,349.74	2.05
GA	63	7,746,903.33	2.04
MO	83	7,732,184.56	2.04
MA	26	6,569,713.96	1.73
NC	53	6,304,961.86	1.66
LA	46	5,108,728.89	1.35
MI	42	4,771,949.66	1.26
WI	39	4,727,709.52	1.25
NV	24	4,400,095.46	1.16
IN	48	4,066,207.61	1.07
SC	39	3,253,838.96	0.86
DC	14	3,007,984.62	0.79
OK	34	2,944,996.72	0.78
AL	36	2,637,698.60	0.70
IA	37	2,515,587.84	0.66
KS	27	2,191,103.18	0.58
Other	250	25,972,525.20	6.84
Total:	**2,300**	**$379,500,236.08**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	501	$75,311,397.80	19.84%
1% of Orig. Bal.	78	8,821,547.13	2.32
1% of UPB	66	8,910,360.34	2.35
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	119	15,837,564.50	4.17
2% of UPB	150	24,961,348.55	6.58
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	6	2,229,227.29	0.59
3 Mos. Int. of UPB	18	3,691,522.69	0.97
5% 4% 3% 2% 1% of UPB	23	1,805,032.11	0.48
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	1,339	237,932,235.67	62.70
Total:	**2,300**	**$379,500,236.08**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,718	$254,944,287.55	67.18%
Stated	536	116,477,606.81	30.69
No Documentation	46	8,078,341.72	2.13
Total:	**2,300**	**$379,500,236.08**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	3	$915,037.68	0.35%
3.001 - 3.500	29	5,299,736.85	2.01
3.501 - 4.000	76	17,960,750.27	6.81
4.001 - 4.500	203	42,895,440.46	16.25
4.501 - 5.000	181	37,958,594.56	14.38
5.001 - 5.500	199	41,607,881.38	15.76
5.501 - 6.000	180	30,472,354.27	11.55
6.001 - 6.500	155	26,070,016.47	9.88
6.501 - 7.000	96	13,146,171.87	4.98
7.001 - 7.500	145	15,695,897.59	5.95
7.501 - 8.000	109	12,068,862.88	4.57
8.001 - 8.500	119	13,856,757.09	5.25
8.501 - 9.000	44	4,719,463.92	1.79
9.001 - 9.500	8	742,381.50	0.28
9.501 - 10.000	5	455,887.29	0.17
10.001 >=	1	67,919.41	0.03
Total:	**1,553**	**$263,933,153.49**	**100.00%**

Minimum:	2.500%
Maximum:	14.625%
Weighted Average:	5.634%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
2.000	3	$449,047.77	0.17%
3.000	1,550	263,484,105.72	99.83
Total:	**1,553**	**$263,933,153.49**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.998%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	1,550	$263,484,105.72	99.83%
2.000	3	449,047.77	0.17
Total:	**1,553**	**$263,933,153.49**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.002%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.501 - 11.000	4	$464,974.57	0.18%
11.001 - 11.500	23	6,877,298.25	2.61
11.501 - 12.000	81	20,403,260.16	7.73
12.001 - 12.500	156	38,466,867.16	14.57
12.501 - 13.000	237	52,275,429.19	19.81
13.001 - 13.500	226	41,909,242.24	15.88
13.501 - 14.000	176	32,296,261.28	12.24
14.001 - 14.500	126	17,227,661.64	6.53
14.501 - 15.000	109	13,148,715.46	4.98
15.001 - 15.500	87	9,164,460.79	3.47
15.501 - 16.000	111	11,708,573.52	4.44
16.001 - 16.500	58	5,304,805.69	2.01
16.501 - 17.000	96	9,541,395.34	3.62
17.001 - 17.500	50	4,167,527.29	1.58
17.501 - 18.000	13	976,680.91	0.37
Total:	**1,553**	**$263,933,153.49**	**100.00%**

Minimum: 10.750%
Maximum: 17.875%
Weighted Average: 13.550%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	691	$146,637,441.20	55.56%
5.501 - 6.000	180	30,472,354.27	11.55
6.001 - 6.500	155	26,070,016.47	9.88
6.501 - 7.000	96	13,146,171.87	4.98
7.001 - 7.500	145	15,695,897.59	5.95
7.501 - 8.000	109	12,068,862.88	4.57
8.001 - 8.500	119	13,856,757.09	5.25
8.501 - 9.000	44	4,719,463.92	1.79
9.001 - 9.500	8	742,381.50	0.28
9.501 - 10.000	5	455,887.29	0.17
14.501 >=	1	67,919.41	0.03
Total:	**1,553**	**$263,933,153.49**	**100.00%**

Minimum: 2.500%
Maximum: 14.625%
Weighted Average: 5.634%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2005-01	2	$307,170.03	0.12%
2005-02	1	141,877.74	0.05
2005-08	1	69,925.14	0.03
2005-09	7	1,276,456.29	0.48
2005-10	3	576,233.60	0.22
2005-11	7	1,440,636.59	0.55
2005-12	27	5,556,668.37	2.11
2006-01	726	124,888,142.35	47.32
2006-02	606	100,422,527.97	38.05
2006-03	54	9,336,012.00	3.54
2006-09	1	268,350.66	0.10
2006-10	1	270,844.24	0.10
2006-11	2	420,669.76	0.16
2007-01	68	12,108,230.24	4.59
2007-02	44	6,570,723.51	2.49
2007-03	3	278,685.00	0.11
Total:	**1,553**	**$263,933,153.49**	**100.00%**

$1,339,141,000 (Approximate)
WELLS FARGO HOME EQUITY TRUST, SERIES 2004-1
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 5% Call

Class	Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Fitch/Moody's
1-A(3)	$852,750,000	1M Libor	2.76	1-117	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
2-A1(4)	$288,945,000	1M Libor	2.77	1-117	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
2-A2 (4)	$26,863,000	1M Libor	2.77	1-117	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
A3 (5)	$14,775,000	1M Libor	5.32	40-117	11.90%	TBD	3/25/2034	AAA/AAA/NR
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2034	AAA/AAA/Aaa
A-SIO (7)	Notional	(7)	N/A	N/A	N/A	(7)	3/25/2034	AAA/AAA/Aaa
M1	$51,040,000	1M Libor	5.30	39-117	8.10%	TBD	3/25/2034	AA/AA/Aa2
M2	$23,505,000	1M Libor	5.28	38-117	6.35%	TBD	3/25/2034	AA-/AA-/Aa3
M3	$33,579,000	1M Libor	5.27	37-117	3.85%	TBD	3/25/2034	A/A/A2
M4	$16,790,000	1M Libor	5.25	37-117	2.60%	TBD	3/25/2034	A-/A-/A3
M5	$13,432,000	1M Libor	5.10	37-110	1.60%	TBD	3/25/2034	BBB/BBB/Baa2
M6	$13,432,000	1M Libor	4.63	37-92	0.60%	TBD	3/25/2034	BBB-/NR/Baa3
B	$4,030,000	1M Libor	3.44	37-54	0.30%	TBD	3/25/2034	BBB-/NR/NR

To Maturity

Class	Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Fitch/Moody's
1-A(3)	$852,750,000	1M Libor	2.87	1-214	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
2-A1(4)	$288,945,000	1M Libor	2.88	1-214	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
2-A2 (4)	$26,863,000	1M Libor	2.88	1-214	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
A3 (5)	$14,775,000	1M Libor	5.54	40-170	11.90%	TBD	3/25/2034	AAA/AAA/NR
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2034	AAA/AAA/Aaa
A-SIO (7)	Notional	(7)	N/A	N/A	N/A	(7)	3/25/2034	AAA/AAA/Aaa
M1	$51,040,000	1M Libor	5.51	39-166	8.10%	TBD	3/25/2034	AA/AA/Aa2
M2	$23,505,000	1M Libor	5.45	35-152	6.35%	TBD	3/25/2034	AA-/AA-/Aa3
M3	$33,579,000	1M Libor	5.38	37-144	3.85%	TBD	3/25/2034	A/A/A2
M4	$16,790,000	1M Libor	5.26	37-125	2.60%	TBD	3/25/2034	A-/A-/A3
M5	$13,432,000	1M Libor	5.10	37-110	1.60%	TBD	3/25/2034	BBB/BBB/Baa2
M6	$13,432,000	1M Libor	4.63	37-92	0.60%	TBD	3/25/2034	BBB-/NR/Baa3
B	$4,030,000	1M Libor	3.44	37-54	0.30%	TBD	3/25/2034	BBB-/NR/NR

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(2) Initial Credit Enhancement includes overcollateralization of approximately 0.30%.

(3) The Class 1-A Certificate is the Senior Certificate of Group 1.

(4) The Class 2-A1 and Class 2-A2 Certificates are the Senior Certificates of Group 2.

(5) Class A3 is a Subordinate Senior Certificate.

(6) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 Distribution Dates.

(7) Class A-SIO will be a Senior Inverse Interest-Only Certificate. It will receive interest payments for the first 60 Distribution Dates at an interest rate equal to the greater of (i) 0.00% and (ii) 1.10% - 1 Month LIBOR.

Origination and Servicing

Wells Fargo Home Mortgage has originated all of the Mortgage Loans and will be the Servicer for the securitization.

Mortgage Insurance

Approximately 99.9% of the Mortgage Loans with over 80% Loan-to-Value ratios ("LTV") will be covered by loan level primary mortgage insurance provided by PMI, United Guaranty, Mortgage Guaranty Insurance Corp., Radian Guaranty, Amerin and Republic Mortgage Insurance Corp. This coverage will generally reduce the LTV of the insured loans to 80%.

Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, principal will be paid as follows:

1) from Group 1, to the Class 1-A Certificates, until reduced to zero;

2) from Group 2, to the Class 2-A1 and Class 2-A2 Certificates, on a *pro rata* basis until reduced to zero;

3) if the Class 1-A Certificates have been reduced to zero, to the Class 2-A1 and Class 2-A2 Certificates, *pro rata*, until reduced to zero; if the Class 2-A1 and Class 2-A2 Certificates have been reduced to zero, to the Class 1-A Certificates until reduced to zero;

4) to the Class A3, Class M1, Class M2, Class M3, Class M4, Class M5, Class M6 and Class B Certificates, sequentially and in that order, until reduced to zero.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) equals two times the initial Senior Enhancement Percentage (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be paid as follows:

1) concurrently, all principal from Group 1 to the Class 1-A Certificates and all principal from Group 2 to the Class 2-A1 and Class 2-A2 Certificates, *pro rata*, until the Targeted Senior Enhancement Percentage has been reached, subject to a floor equal to approximately 0.30% of the Cut-Off Date Balance;

2) if the Class 1-A Certificates have been reduced to zero, to the Class 2-A1 and Class 2-A2 Certificates, *pro rata*; if the Class 2-A1 and Class 2-A2 Certificates have been reduced to zero, to the Class 1-A Certificates, until the Targeted Senior Enhancement Percentage has been reached, subject to a floor equal to approximately 0.30% of the Cut-Off Date Balance;

3) to the Class A3, Class M1, Class M2, Class M3, Class M4, Class M5, Class M6 and Class B Certificates, sequentially and in that order, so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.30% of the Cut-Off Date Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A, 2-A1, 2-A2, A3, M1, M2, M3, M4, M5, M6 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A-SIO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 60th Distribution Date, be an annual rate equal to the greater of (i) 0.00% and (ii) 1.10% minus 1 Month LIBOR, calculated on an actual/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A-IO Certificates and the Class A-SIO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on March 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees, including the Servicing Fee, the Securities Administration Fee and the Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A, A-IO(1) Component and A-SIO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A1, 2-A2, A-IO(2) Component and A-SIO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes A3, M1, M2, M3, M4, M5, M6 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A, Class 2-A1 and Class 2-A2 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes A3, M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes A3, M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO and Class A-SIO Notional Amounts

The Components of the Class A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	264,646,635.72	98,009,364.28	362,656,000
7-12	235,241,535.06	87,119,464.94	322,361,000
13-18	205,836,434.39	76,229,565.61	282,066,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

The Components of the Class A-SIO will each have a Notional Amount equal to the beginning balance of the adjustable rate Mortgage Loans in the related Pool for each Distribution Date up to and including the 60th Distribution Date. On and after the 61st Distribution Date, the Class A-SIO Notional Amount will be equal to zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10% with a maximum payout of 4.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)	Month	Approximate Notional Balance ($)
1	-	13	1,052,287,851.00
2	1,327,052,869.65	14	1,010,412,208.03
3	1,313,270,541.86	15	979,133,539.49
4	1,297,309,827.42	16	949,018,645.67
5	1,278,346,543.14	17	917,600,352.35
6	1,257,370,458.72	18	883,471,730.98
7	1,234,407,520.16	19	823,418,838.26
8	1,209,018,650.07	20	782,201,196.65
9	1,181,827,107.78	21	743,382,054.45
10	1,150,796,643.72	22	706,775,127.25
11	1,117,961,767.99	23	672,198,186.89
12	1,084,906,214.52	24	639,316,447.08

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) 4.00% and (ii) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds (2) the sum of (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the related A-IO Component Notional Amount and (II) in the case of the first 60 Distribution Dates only, an amount equal to the product of (A) (i) the A-SIO Interest Rate divided by (ii) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the accrual period and (B) the related A-SIO Component Notional Amount.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated under the applicable Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates") and the Class A3 Certificates. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A, 2-A1 or 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount & Subsequent Recoveries

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the Principal Amount of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated an applied loss amount, in order of seniority, by an amount equal to the lesser of (i) the outstanding Deferred Amount for such class and (ii) the amount of Subsequent Recoveries available after application to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

5% Optional Redemption

The transaction can be called by the [Servicer], Wells Fargo on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 5% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date the margins on Class 1-A, Class 2-A1, Class 2-A2 and Class A3 will double and the margins on the Class M1, M2, M3, M4, M5, M6 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A, 2-A1, 2-A2, A-IO and A-SIO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A, 2-A1, 2-A2, A-IO and A-SIO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, the Class A3 Certificates will be senior to the Class M and Class B Certificates, and each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes and the Class A3 will be reduced by the Applied Loss Amount in inverse order of priority of distribution until reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, approximately 0.30% of the Cut-off Date Balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 57.50% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed the following levels:

Distribution Date	Loss Percentage
April 2007 to March 2008	3.25% for the first month, plus an additional 1/12th of 1.00% for each month thereafter
April 2008 to March 2009	4.25% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
April 2009 to March 2010	5.00% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
April 2010 and thereafter	5.25%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class A3, Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td>1-A
AAA/AAA/Aaa
Libor Floater
(Group 1)</td><td>2-A1
AAA/AAA/Aaa
Libor Floater
(Group 2)</td><td>2-A2
AAA/AAA/Aaa
Libor Floater
(Group 2)</td><td>A-IO
AAA/AAA/Aaa
6.00% Interest
Rate</td><td>A-SIO
AAA/AAAAaa
1.10%-1 Month
Libor</td><td>Class A-IO and Class A-SIO are senior interest-only classes and share the preferential right to receive interest over the Subordinate Classes with Classes 1-A, 2-A1 and 2-A2.</td></tr>
<tr><td colspan="5">A3
AAA/AAA/NR
Libor Floater</td><td rowspan="8">Classes A3, M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.</td></tr>
<tr><td colspan="5">M1
AA/AA/Aa2
Libor Floater</td></tr>
<tr><td colspan="5">M2
AA-/AA-/Aa3
Libor Floater</td></tr>
<tr><td colspan="5">M3
A/A/A2
Libor Floater</td></tr>
<tr><td colspan="5">M4
A-/A-/A3
Libor Floater</td></tr>
<tr><td colspan="5">M5
BBB/BBB/Baa2
Libor Floater</td></tr>
<tr><td colspan="5">M6
BBB-/NR/Baa3
Libor Floater</td></tr>
<tr><td colspan="5">B
BBB-/NR/NR
Libor Floater</td></tr>
</table>

Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Alok Sharma	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Wells Fargo Home Equity Trust 2004-1
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank , N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Wells Fargo Bank
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: April 26, 2004
Cut-Off Date:	March 1, 2004
Expected Pricing Date:	March [ ], 2004
Closing Date:	March 30, 2004
Settlement Date:	March 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	March 25, 2004
Day Count:	Actual/360 – Classes 1-A, 2-A1, 2-A2, A-SIO, A3, M1, M2, M3, M4, M5, M6 and B 30/360 – Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	The servicing fee is equal to 0.50% of the loan principal balance annually.
Securities Administrator Fee:	[ ]% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A, 2-A1, 2-A2 and A3. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates, the Class A-IO and the Class A-SIO.
SMMEA Eligibility:	The Class 1-A, 2-A1, 2-A2, A-IO, A-SIO, A3 and M1 Certificates are expected to be SMMEA eligible.
ERISA Eligibility:	The Class A, Class M, Class A-IO and Class A-SIO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 5% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.49	3.76	2.76	2.10	1.63
Window (mos)	1-216	1-155	1-117	1-91	1-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class 2-A1					
Avg. Life (yrs)	5.51	3.77	2.77	2.11	1.63
Window (mos)	1-216	1-155	1-117	1-91	1-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class 2-A2					
Avg. Life (yrs)	5.51	3.77	2.77	2.11	1.63
Window (mos)	1-216	1-155	1-117	1-91	1-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class A3					
Avg. Life (yrs)	10.10	6.96	5.32	4.58	4.43
Window (mos)	56-216	37-155	40-117	43-91	48-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class M1					
Avg. Life (yrs)	10.10	6.96	5.30	4.49	4.21
Window (mos)	56-216	37-155	39-117	41-91	43-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class M2					
Avg. Life (yrs)	10.11	6.96	5.28	4.42	4.02
Window (mos)	56-216	37-155	38-117	40-91	41-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class M3					
Avg. Life (yrs)	10.10	6.96	5.27	4.37	3.92
Window (mos)	56-216	37-155	37-117	38-91	39-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class M4					
Avg. Life (yrs)	10.09	6.95	5.25	4.33	3.83
Window (mos)	56-216	37-155	37-117	38-91	38-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class M5					
Avg. Life (yrs)	9.85	6.77	5.10	4.19	3.71
Window (mos)	56-206	37-148	37-110	37-86	38-69
Expected Final Mat.	5/25/2021	7/25/2016	5/25/2013	5/25/2011	12/25/2009
Class M6					
Avg. Life (yrs)	9.07	6.15	4.63	3.82	3.36
Window (mos)	56-178	37-124	37-92	37-71	37-58
Expected Final Mat.	1/25/2019	7/25/2014	11/25/2011	2/25/2010	1/25/2009
Class B					
Avg. Life (yrs)	6.61	4.43	3.44	3.11	3.07
Window (mos)	56-109	37-73	37-54	37-42	37-37
Expected Final Mat.	4/25/2013	4/25/2010	9/25/2008	9/25/2007	4/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 5% Call			
% CPR	20%	30%	40%
Class 1-A			
Avg. Life (yrs)	3.62	2.30	1.53
Window (mos)	1-150	1-98	1-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class 2-A1			
Avg. Life (yrs)	3.63	2.30	1.53
Window (mos)	1-150	1-98	1-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class 2-A2			
Avg. Life (yrs)	3.63	2.30	1.53
Window (mos)	1-150	1-98	1-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class A3			
Avg. Life (yrs)	6.72	4.74	4.46
Window (mos)	37-150	42-98	50-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class M1			
Avg. Life (yrs)	6.72	4.68	4.19
Window (mos)	37-150	40-98	44-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class M2			
Avg. Life (yrs)	6.72	4.63	3.97
Window (mos)	37-150	39-98	42-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class M3			
Avg. Life (yrs)	6.72	4.60	3.84
Window (mos)	37-150	38-98	39-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class M4			
Avg. Life (yrs)	6.71	4.57	3.75
Window (mos)	37-150	37-98	38-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class M5			
Avg. Life (yrs)	6.53	4.43	3.62
Window (mos)	37-142	37-93	38-66
Expected Final Mat.	1/25/2016	12/25/2011	9/25/2009
Class M6			
Avg. Life (yrs)	5.93	4.03	3.30
Window (mos)	37-119	37-77	37-55
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class B			
Avg. Life (yrs)	4.27	3.17	3.07
Window (mos)	37-71	37-46	37-37
Expected Final Mat.	2/25/2010	1/25/2008	4/25/2007

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.65	3.89	2.87	2.20	1.70
Window (mos)	1-334	1-274	1-214	1-173	1-140
Expected Final Mat.	1/25/2032	1/25/2027	1/25/2022	8/25/2018	11/25/2015
Class 2-A1					
Avg. Life (yrs)	5.67	3.90	2.88	2.20	1.70
Window (mos)	1-334	1-275	1-214	1-173	1-141
Expected Final Mat.	1/25/2032	2/25/2027	1/25/2022	8/25/2018	12/25/2015
Class 2-A2					
Avg. Life (yrs)	5.67	3.90	2.88	2.20	1.70
Window (mos)	1-334	1-275	1-214	1-173	1-141
Expected Final Mat.	1/25/2032	2/25/2027	1/25/2022	8/25/2018	12/25/2015
Class A3					
Avg. Life (yrs)	10.45	7.24	5.54	4.76	4.57
Window (mos)	56-293	37-219	40-170	43-134	48-108
Expected Final Mat.	8/25/2028	6/25/2022	5/25/2018	5/25/2015	3/25/2013
Class M1					
Avg. Life (yrs)	10.42	7.22	5.51	4.66	4.34
Window (mos)	56-289	37-215	39-166	41-131	43-106
Expected Final Mat.	4/25/2028	2/25/2022	1/25/2018	2/25/2015	1/25/2013
Class M2					
Avg. Life (yrs)	10.38	7.17	5.45	4.56	4.13
Window (mos)	56-271	37-198	38-152	40-120	41-97
Expected Final Mat.	10/25/2026	9/25/2020	11/25/2016	3/25/2014	4/25/2012
Class M3					
Avg. Life (yrs)	10.29	7.11	5.38	4.46	3.99
Window (mos)	56-258	37-186	37-144	38-113	39-91
Expected Final Mat.	9/25/2025	9/25/2019	3/25/2016	8/25/2013	10/25/2011
Class M4					
Avg. Life (yrs)	10.12	6.98	5.26	4.35	3.84
Window (mos)	56-230	37-166	37-125	38-98	38-79
Expected Final Mat.	5/25/2023	1/25/2018	8/25/2014	5/25/2012	10/25/2010
Class M5					
Avg. Life (yrs)	9.85	6.77	5.10	4.19	3.71
Window (mos)	56-206	37-148	37-110	37-86	38-69
Expected Final Mat.	5/25/2021	7/25/2016	5/25/2013	5/25/2011	12/25/2009
Class M6					
Avg. Life (yrs)	9.07	6.15	4.63	3.82	3.36
Window (mos)	56-178	37-124	37-92	37-71	37-58
Expected Final Mat.	1/25/2019	7/25/2014	11/25/2011	2/25/2010	1/25/2009
Class B					
Avg. Life (yrs)	6.61	4.43	3.44	3.11	3.07
Window (mos)	56-109	37-73	37-54	37-42	37-37
Expected Final Mat.	4/25/2013	4/25/2010	9/25/2008	9/25/2007	4/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A			
Avg. Life (yrs)	3.76	2.39	1.60
Window (mos)	1-267	1-182	1-132
Expected Final Mat.	6/25/2026	5/25/2019	3/25/2015
Class 2-A1			
Avg. Life (yrs)	3.77	2.40	1.60
Window (mos)	1-268	1-183	1-132
Expected Final Mat.	7/25/2026	6/25/2019	3/25/2015
Class 2-A2			
Avg. Life (yrs)	3.77	2.40	1.60
Window (mos)	1-268	1-183	1-132
Expected Final Mat.	7/25/2026	6/25/2019	3/25/2015
Class A3			
Avg. Life (yrs)	6.99	4.93	4.60
Window (mos)	37-213	42-143	50-102
Expected Final Mat.	12/25/2021	2/25/2016	9/25/2012
Class M1			
Avg. Life (yrs)	6.97	4.86	4.31
Window (mos)	37-209	40-141	44-100
Expected Final Mat.	8/25/2021	12/25/2015	7/25/2012
Class M2			
Avg. Life (yrs)	6.92	4.78	4.07
Window (mos)	37-192	39-129	42-92
Expected Final Mat.	3/25/2020	12/25/2014	11/25/2011
Class M3			
Avg. Life (yrs)	6.86	4.70	3.91
Window (mos)	37-181	38-121	39-86
Expected Final Mat.	4/25/2019	4/25/2014	5/25/2011
Class M4			
Avg. Life (yrs)	6.73	4.59	3.76
Window (mos)	37-161	37-105	38-75
Expected Final Mat.	8/25/2017	12/25/2012	6/25/2010
Class M5			
Avg. Life (yrs)	6.53	4.43	3.62
Window (mos)	37-142	37-93	38-66
Expected Final Mat.	1/25/2016	12/25/2011	9/25/2009
Class M6			
Avg. Life (yrs)	5.93	4.03	3.30
Window (mos)	37-119	37-77	37-55
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class B			
Avg. Life (yrs)	4.27	3.17	3.07
Window (mos)	37-71	37-46	37-37
Expected Final Mat.	2/25/2010	1/25/2008	4/25/2007

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
7.7321	3.21
7.7421	3.03
7.7521	2.85
7.7621	2.68
7.7721	2.50
7.7821	2.32
7.7921	2.15
7.8021	1.97
7.8121	1.80
Mod. Dur. (yrs)	0.72[3]

(1) Shown at the Certificate pricing assumption as defined on page one.

(2) These prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 7.7721% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates and of each group in proportion to the related Collateral Group Balance.*

Period	Mezz Funds Cap (%)	Period	Mezz Funds Cap (%)
1	5.07427	31	9.36092
2	9.25577	32	9.05583
3	8.97534	33	9.35448
4	9.28563	34	9.04961
5	8.98625	35	9.77047
6	8.97826	36	10.81298
7	9.47038	37	9.76266
8	9.14272	38	10.08405
9	9.41504	39	9.75486
10	9.06268	40	10.07600
11	9.00583	41	10.38578
12	9.89860	42	10.38127
13	9.10952	43	10.72265
14	9.30506	44	10.37226
15	8.93695	45	10.71335
16	9.16444	46	10.36327
17	8.79262	47	10.39925
18	8.69600	48	11.11159
19	10.75986	49	10.39019
20	10.31711	50	10.73186
21	10.56634	51	10.38116
22	10.13755	52	10.72255
23	11.88838	53	10.41154
24	13.06753	54	10.40701
25	8.46853	55	10.74924
26	8.74822	56	10.39797
27	8.46351	57	10.73991
28	8.74303	58	10.38895
29	9.06519	59	10.38471
30	9.06207	60	11.49238

(1) Based on 1 month LIBOR, 6 month LIBOR and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

WFHET 2004-1 Collateral Summary -Aggregate

Total Number of Loans	9,765	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,343,169,396	Yes	34.2%
Average Loan Principal Balance	$137,549	No	65.8%
Fixed Rate	30.6%		
Adjustable Rate	69.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	80.5%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	99.9%
Weighted Average Margin	5.6%	No	0.1%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.5%	None	19.5%
Weighted Average Floor	7.5%	0.001-1.000	3.4%
Weighted Average Original Term (mo.)	342.7	1.001-2.000	53.7%
Weighted Average Remaining Term (mo.)	341.1	2.001-3.000	22.4%
Weighted Average Loan Age (mo.)	1.6	4.001-5.000	0.9%
Weighted Average Combined LTV	77.2%		
Non-Zero Weighted Average FICO	621	**Geographic Distribution**	
Non-Zero Weighted Average DTI	38.8%	(Other states account individually for less than	
		4% of the Cut-off Date principal balance)	
Lien Position		CA	20.2%
First	100.0%	NJ	6.5%
		NY	5.7%
Product Type		FL	5.5%
2/28 ARM (LIBOR)	64.9%	MD	4.9%
Fixed Rate	25.0%		
Balloon	5.6%	**Occupancy Status**	
3/27 ARM (LIBOR)	4.4%	Primary Home	96.8%
1 Yr CMT	0.1%	Investment	2.7%
		Second Home	0.5%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,169	$43,950,031.74	3.27%
50,000.01 - 100,000.00	2,964	223,426,515.50	16.63
100,000.01 - 150,000.00	2,288	283,884,796.96	21.14
150,000.01 - 200,000.00	1,445	249,555,187.80	18.58
200,000.01 - 250,000.00	846	188,929,013.15	14.07
250,000.01 - 300,000.00	435	119,295,992.33	8.88
300,000.01 - 350,000.00	277	89,779,026.16	6.68
350,000.01 - 400,000.00	208	78,781,552.40	5.87
400,000.01 - 450,000.00	58	24,685,374.12	1.84
450,000.01 - 500,000.00	38	18,186,186.00	1.35
500,000.01 - 550,000.00	14	7,390,839.22	0.55
550,000.01 - 600,000.00	8	4,727,415.15	0.35
600,000.01 - 650,000.00	4	2,505,816.53	0.19
650,000.01 - 700,000.00	4	2,731,722.70	0.20
700,000.01 - 750,000.00	3	2,202,501.03	0.16
750,000.01 - 800,000.00	4	3,137,424.95	0.23
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Minimum:	$10,716.71
Maximum:	$798,203.11
Weighted Average:	$137,549.35

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	177	$39,794,510.25	2.96%
5.501 - 6.000	596	117,511,985.98	8.75
6.001 - 6.500	1,085	191,022,770.56	14.22
6.501 - 7.000	1,799	283,837,381.72	21.13
7.001 - 7.500	1,503	208,768,047.43	15.54
7.501 - 8.000	1,468	186,463,857.66	13.88
8.001 - 8.500	965	105,143,754.64	7.83
8.501 - 9.000	842	87,653,345.80	6.53
9.001 - 9.500	484	46,456,649.53	3.46
9.501 - 10.000	394	37,454,687.02	2.79
10.001 - 10.500	206	18,585,172.21	1.38
10.501 - 11.000	157	14,065,846.42	1.05
11.001 - 11.500	60	4,522,619.91	0.34
11.501 - 12.000	25	1,739,965.21	0.13
12.001 - 12.500	4	148,801.40	0.01
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Minimum: 4.250%
Maximum: 12.250%
Weighted Average: 7.363%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	6	$685,442.71	0.05%
171 - 180	1,095	126,762,748.99	9.44
181 - 240	16	2,110,454.11	0.16
241 - 300	3	671,410.67	0.05
301 - 360	8,645	1,212,939,339.26	90.30
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 342.7

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	7	$946,933.67	0.07%
171 - 180	1,094	126,501,258.03	9.42
181 - 240	16	2,110,454.11	0.16
241 - 300	3	671,410.67	0.05
301 - 360	8,645	1,212,939,339.26	90.30
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Minimum: 117.0
Maximum: 360.0
Weighted Average: 341.1

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$104,931.31	0.01%
10.001 - 20.000	27	1,571,276.99	0.12
20.001 - 30.000	71	5,981,637.12	0.45
30.001 - 40.000	147	13,425,803.20	1.00
40.001 - 50.000	301	35,001,053.61	2.61
50.001 - 60.000	560	68,887,275.99	5.13
60.001 - 70.000	1,577	208,037,769.19	15.49
70.001 - 80.000	3,735	550,118,550.40	40.96
80.001 - 90.000	2,706	372,442,210.57	27.73
90.001 - 100.000	640	87,598,887.36	6.52
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Minimum: 9.770%
Maximum: 100.000%
Weighted Average: 77.178%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

FICO Score	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	44	$2,732,509.16	0.20%
451 - 475	1	28,477.24	0.00
476 - 500	12	1,115,675.88	0.08
501 - 525	394	40,846,036.57	3.04
526 - 550	935	104,482,636.95	7.78
551 - 575	1,471	183,787,502.24	13.68
576 - 600	1,698	218,484,698.18	16.27
601 - 625	1,569	218,739,767.81	16.29
626 - 650	1,341	199,131,349.79	14.83
651 - 675	900	132,931,389.33	9.90
676 - 700	547	89,116,804.01	6.63
701 - 725	375	65,917,291.83	4.91
726 - 750	235	41,231,404.82	3.07
751 - 775	157	27,570,452.33	2.05
776 - 800	77	16,021,997.66	1.19
801 >=	9	1,031,401.94	0.08
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Non- Zero Minimum:	464
Maximum:	858
Non-Zero WA:	621

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	6,156	$823,171,238.25	61.29%
Purchase	2,642	386,484,862.44	28.77
Rate/Term Refinance	967	133,513,295.05	9.94
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	8,498	$1,147,367,474.44	85.42%
PUD	372	69,203,727.50	5.15
Condo	403	58,287,371.58	4.34
2-4 Family	322	55,142,638.00	4.11
Manufactured Housing	169	13,038,443.01	0.97
Townhouse	1	129,741.21	0.01
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-N	564	$135,795,041.63	10.11%
CA-S	627	135,752,696.56	10.11
NJ	463	87,245,897.14	6.50
NY	417	76,098,922.57	5.67
FL	568	73,200,901.35	5.45
MD	393	66,364,925.24	4.94
TX	578	52,552,610.31	3.91
IL	388	45,646,830.08	3.40
VA	318	44,123,471.07	3.29
MN	290	44,036,787.70	3.28
CO	245	41,518,351.82	3.09
PA	405	40,868,622.08	3.04
OH	357	36,904,703.31	2.75
MO	374	34,804,080.67	2.59
AZ	210	29,743,879.95	2.21
GA	243	29,445,999.09	2.19
MA	146	28,189,257.79	2.10
WA	148	24,721,664.43	1.84
MI	229	24,441,679.17	1.82
NC	201	22,248,057.75	1.66
WI	202	21,399,811.34	1.59
IA	191	17,007,680.15	1.27
NV	109	16,883,649.92	1.26
IN	216	16,656,571.43	1.24
LA	166	15,484,994.33	1.15
SC	149	14,524,981.87	1.08
TN	148	14,165,494.96	1.05
DC	67	12,243,773.69	0.91
KS	111	10,318,464.16	0.77
OR	73	10,137,481.54	0.75
Other	1,169	120,642,112.64	8.98
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	1,965	$262,030,116.39	19.51%
1% of Orig. Bal.	408	40,054,125.72	2.98
1% of UPB	330	37,534,561.21	2.79
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	596	71,335,938.88	5.31
2% of UPB	717	98,729,709.43	7.35
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	32	6,202,719.45	0.46
3 Mos. Int. of UPB	98	18,861,510.94	1.40
3% 2% 1% of UPB	2	360,559.74	0.03
5% 4% 3% 2% 1% of UPB	95	6,732,965.93	0.5
5% of UPB	6	1,302,502.07	0.10
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	5,516	800,024,685.98	59.56
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	7,701	$1,018,920,488.09	75.86%
Stated	2,064	324,248,907.65	24.14
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	9	$1,657,688.53	0.18%
3.001 - 3.500	159	23,702,062.96	2.54
3.501 - 4.000	379	60,083,449.54	6.44
4.001 - 4.500	844	133,811,453.12	14.35
4.501 - 5.000	874	133,637,225.09	14.33
5.001 - 5.500	995	147,674,894.36	15.83
5.501 - 6.000	825	118,201,109.58	12.67
6.001 - 6.500	819	111,454,240.03	11.95
6.501 - 7.000	435	56,402,805.02	6.05
7.001 - 7.500	514	59,425,604.75	6.37
7.501 - 8.000	287	34,045,485.67	3.65
8.001 - 8.500	279	31,364,166.59	3.36
8.501 - 9.000	156	17,187,432.75	1.84
9.001 - 9.500	23	2,758,404.49	0.30
9.501 - 10.000	14	1,280,232.86	0.14
10.001 >=	1	52,460.29	0.01
Total:	**6,613**	**$932,738,715.63**	**100.00%**

Minimum: 1.250%
Maximum: 10.375%
Weighted Average: 5.625%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	10	$1,910,799.23	0.20%
3.000	6,603	930,827,916.40	99.80
Total:	**6,613**	**$932,738,715.63**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.998%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6,603	$930,827,916.40	99.80%
2.000	10	1,910,799.23	0.20
Total:	**6,613**	**$932,738,715.63**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.002%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	3	$539,638.57	0.06%
10.501 - 11.000	15	1,854,613.26	0.20
11.001 - 11.500	84	17,809,145.29	1.91
11.501 - 12.000	337	63,742,237.20	6.83
12.001 - 12.500	665	118,617,063.24	12.72
12.501 - 13.000	1,136	187,891,685.11	20.14
13.001 - 13.500	981	144,440,108.89	15.49
13.501 - 14.000	973	136,388,558.75	14.62
14.001 - 14.500	709	83,119,177.85	8.91
14.501 - 15.000	645	71,861,621.12	7.70
15.001 - 15.500	384	39,492,012.68	4.23
15.501 - 16.000	326	32,970,100.60	3.53
16.001 - 16.500	168	16,570,453.74	1.78
16.501 - 17.000	124	12,430,748.46	1.33
17.001 - 17.500	45	3,630,260.33	0.39
17.501 - 18.000	18	1,381,290.54	0.15
Total:	**6,613**	**$932,738,715.63**	**100.00%**

Minimum: 10.250%
Maximum: 17.875%
Weighted Average: 13.513%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	101	$19,964,341.64	2.14%
5.501 - 6.000	338	63,794,189.76	6.84
6.001 - 6.500	666	118,856,118.72	12.74
6.501 - 7.000	1,140	188,672,585.21	20.23
7.001 - 7.500	982	144,551,552.28	15.50
7.501 - 8.000	971	136,114,787.86	14.59
8.001 - 8.500	710	83,380,512.60	8.94
8.501 - 9.000	643	71,354,491.91	7.65
9.001 - 9.500	382	39,119,234.54	4.19
9.501 - 10.000	325	32,918,148.04	3.53
10.001 - 10.500	168	16,570,453.74	1.78
10.501 - 11.000	124	12,430,748.46	1.33
11.001 - 11.500	45	3,630,260.33	0.39
11.501 - 12.000	18	1,381,290.54	0.15
Total:	**6,613**	**$932,738,715.63**	**100.00%**

Minimum: 4.250%
Maximum: 11.875%
Weighted Average: 7.511%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2005-01	6	$1,193,569.64	0.13%
2005-02	3	546,229.59	0.06
2005-03	1	171,000.00	0.02
2005-06	1	130,156.01	0.01
2005-08	1	69,925.14	0.01
2005-09	9	1,589,967.89	0.17
2005-10	8	1,605,216.28	0.17
2005-11	19	2,943,269.72	0.32
2005-12	97	15,038,094.76	1.61
2006-01	3,012	434,810,708.58	46.62
2006-02	2,737	378,807,294.35	40.61
2006-03	273	36,883,039.90	3.95
2006-08	2	278,752.86	0.03
2006-09	1	100,554.32	0.01
2006-10	1	270,844.24	0.03
2006-11	3	583,497.42	0.06
2006-12	11	1,389,662.97	0.15
2007-01	246	32,979,374.27	3.54
2007-02	165	21,373,870.69	2.29
2007-03	17	1,973,687.00	0.21
Total:	**6,613**	**$932,738,715.63**	**100.00%**

$1,339,141,000 (Approximate)
WELLS FARGO HOME EQUITY TRUST, SERIES 2004-1
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 5% Call

Class	Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Fitch/Moody's
1-A(3)	$852,750,000	1M Libor	2.76	1-117	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
2-A1(4)	$288,945,000	1M Libor	2.77	1-117	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
2-A2 (4)	$26,863,000	1M Libor	2.77	1-117	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
A3 (5)	$14,775,000	1M Libor	5.32	40-117	11.90%	TBD	3/25/2034	AAA/AAA/NR
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2034	AAA/AAA/Aaa
A-SIO (7)	Notional	(7)	N/A	N/A	N/A	(7)	3/25/2034	AAA/AAA/Aaa
M1	$51,040,000	1M Libor	5.30	39-117	8.10%	TBD	3/25/2034	AA/AA/Aa2
M2	$23,505,000	1M Libor	5.28	38-117	6.35%	TBD	3/25/2034	AA-/AA-/Aa3
M3	$33,579,000	1M Libor	5.27	37-117	3.85%	TBD	3/25/2034	A/A/A2
M4	$16,790,000	1M Libor	5.25	37-117	2.60%	TBD	3/25/2034	A-/A-/A3
M5	$13,432,000	1M Libor	5.10	37-110	1.60%	TBD	3/25/2034	BBB/NR/Baa2
M6	$13,432,000	1M Libor	4.63	37-92	0.60%	TBD	3/25/2034	BBB-/NR/Baa3
B	$4,030,000	1M Libor	3.44	37-54	0.30%	TBD	3/25/2034	BBB-/NR/NR

To Maturity

Class	Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings S&P/Fitch/Moody's
1-A(3)	$852,750,000	1M Libor	2.87	1-214	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
2-A1(4)	$288,945,000	1M Libor	2.88	1-214	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
2-A2 (4)	$26,863,000	1M Libor	2.88	1-214	13.00%	TBD	3/25/2034	AAA/AAA/Aaa
A3 (5)	$14,775,000	1M Libor	5.54	40-170	11.90%	TBD	3/25/2034	AAA/AAA/NR
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2034	AAA/AAA/Aaa
A-SIO (7)	Notional	(7)	N/A	N/A	N/A	(7)	3/25/2034	AAA/AAA/Aaa
M1	$51,040,000	1M Libor	5.51	39-166	8.10%	TBD	3/25/2034	AA/AA/Aa2
M2	$23,505,000	1M Libor	5.45	35-152	6.35%	TBD	3/25/2034	AA-/AA-/Aa3
M3	$33,579,000	1M Libor	5.38	37-144	3.85%	TBD	3/25/2034	A/A/A2
M4	$16,790,000	1M Libor	5.26	37-125	2.60%	TBD	3/25/2034	A-/A-/A3
M5	$13,432,000	1M Libor	5.10	37-110	1.60%	TBD	3/25/2034	BBB/NR/Baa2
M6	$13,432,000	1M Libor	4.63	37-92	0.60%	TBD	3/25/2034	BBB-/NR/Baa3
B	$4,030,000	1M Libor	3.44	37-54	0.30%	TBD	3/25/2034	BBB-/NR/NR

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(2) Initial Credit Enhancement includes overcollateralization of approximately 0.30%.

(3) The Class 1-A Certificate is the Senior Certificate of Group 1.

(4) The Class 2-A1 and Class 2-A2 Certificates are the Senior Certificates of Group 2.

(5) Class A3 is a Subordinate Senior Certificate.

(6) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 Distribution Dates.

(7) Class A-SIO will be a Senior Inverse Interest-Only Certificate. It will receive interest payments for the first 60 Distribution Dates at an interest rate equal to the greater of (i) 0.00% and (ii) 1.10% - 1 Month LIBOR.

Origination and Servicing

Wells Fargo Home Mortgage has originated all of the Mortgage Loans and will be the Servicer for the securitization.

Mortgage Insurance

Approximately 99.9% of the Mortgage Loans with over 80% Loan-to-Value ratios ("LTV") will be covered by loan level primary mortgage insurance provided by PMI, United Guaranty, Mortgage Guaranty Insurance Corp., Radian Guaranty, Amerin and Republic Mortgage Insurance Corp. This coverage will generally reduce the LTV of the insured loans to 80%.

Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, principal will be paid as follows:

1) from Group 1, to the Class 1-A Certificates, until reduced to zero;

2) from Group 2, to the Class 2-A1 and Class 2-A2 Certificates, on a *pro rata* basis until reduced to zero;

3) if the Class 1-A Certificates have been reduced to zero, to the Class 2-A1 and Class 2-A2 Certificates, *pro rata*, until reduced to zero; if the Class 2-A1 and Class 2-A2 Certificates have been reduced to zero, to the Class 1-A Certificates until reduced to zero;

4) to the Class A3, Class M1, Class M2, Class M3, Class M4, Class M5, Class M6 and Class B Certificates, sequentially and in that order, until reduced to zero.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) equals two times the initial Senior Enhancement Percentage (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be paid as follows:

1) concurrently, all principal from Group 1 to the Class 1-A Certificates and all principal from Group 2 to the Class 2-A1 and Class 2-A2 Certificates, *pro rata*, until the Targeted Senior Enhancement Percentage has been reached, subject to a floor equal to approximately 0.30% of the Cut-Off Date Balance;

2) if the Class 1-A Certificates have been reduced to zero, to the Class 2-A1 and Class 2-A2 Certificates, *pro rata*; if the Class 2-A1 and Class 2-A2 Certificates have been reduced to zero, to the Class 1-A Certificates, until the Targeted Senior Enhancement Percentage has been reached, subject to a floor equal to approximately 0.30% of the Cut-Off Date Balance;

3) to the Class A3, Class M1, Class M2, Class M3, Class M4, Class M5, Class M6 and Class B Certificates, sequentially and in that order, so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.30% of the Cut-Off Date Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A, 2-A1, 2-A2, A3, M1, M2, M3, M4, M5, M6 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A-SIO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 60th Distribution Date, be an annual rate equal to the greater of (i) 0.00% and (ii) 1.10% minus 1 Month LIBOR, calculated on an actual/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A-IO Certificates and the Class A-SIO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on March 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees, including the Servicing Fee, the Securities Administration Fee and the Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A, A-IO(1) Component and A-SIO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A1, 2-A2, A-IO(2) Component and A-SIO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes A3, M1, M2, M3, M4, M5, M6 and B, sequentially;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A, Class 2-A1 and Class 2-A2 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes A3, M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes A3, M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO and Class A-SIO Notional Amounts

The Components of the Class A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	264,646,635.72	98,009,364.28	362,656,000
7-12	235,241,535.06	87,119,464.94	322,361,000
13-18	205,836,434.39	76,229,565.61	282,066,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

The Components of the Class A-SIO will each have a Notional Amount equal to the beginning balance of the adjustable rate Mortgage Loans in the related Pool for each Distribution Date up to and including the 60th Distribution Date. On and after the 61st Distribution Date, the Class A-SIO Notional Amount will be equal to zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10% with a maximum payout of 4.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. If in any period the Notional Balance of the Interest Rate Cap Agreement exceeds the outstanding principal balance of the LIBOR Certificates, the portion of the Interest Rate Cap payments available to benefit the LIBOR Certificates will be limited to the amounts accrued on this lower balance. The difference between amounts accrued on the Notional Balance of the Interest Rate Cap Agreement and the balance of the LIBOR Certificates will be paid directly to the Class X Certificates. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,327,052,869.65
3	1,313,270,541.86
4	1,297,309,827.42
5	1,278,346,543.14
6	1,257,370,458.72
7	1,234,407,520.16
8	1,209,018,650.07
9	1,181,827,107.78
10	1,150,796,643.72
11	1,117,961,767.99
12	1,084,906,214.52

Month	Approximate Notional Balance ($)
13	1,052,287,851.00
14	1,010,412,208.03
15	979,133,539.49
16	949,018,645.67
17	917,600,352.35
18	883,471,730.98
19	823,418,838.26
20	782,201,196.65
21	743,382,054.45
22	706,775,127.25
23	672,198,186.89
24	639,316,447.08

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) 4.00% and (ii) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds (2) the sum of (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the related A-IO Component Notional Amount and (II) in the case of the first 60 Distribution Dates only, an amount equal to the product of (A) (i) the A-SIO Interest Rate multiplied by (ii) a fraction, the numerator of which is the actual number of days in the accrual period and the denominator of which is 360 and (B) the related A-SIO Component Notional Amount.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated under the applicable Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates") and the Class A3 Certificates. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A, 2-A1 or 2-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount & Subsequent Recoveries

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the Principal Amount of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated an applied loss amount, in order of seniority, by an amount equal to the lesser of (i) the outstanding Deferred Amount for such class and (ii) the amount of Subsequent Recoveries available after application to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

5% Optional Redemption

The transaction can be called by the [Servicer], Wells Fargo on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 5% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date the margins on Class 1-A, Class 2-A1, Class 2-A2 and Class A3 will double and the margins on the Class M1, M2, M3, M4, M5, M6 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A, 2-A1, 2-A2, A-IO and A-SIO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A, 2-A1, 2-A2, A-IO and A-SIO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A, 2-A1 and 2-A2) over Classes having a lower priority of distribution. Similarly, the Class A3 Certificates will be senior to the Class M and Class B Certificates, and each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes and the Class A3 will be reduced by the Applied Loss Amount in inverse order of priority of distribution until reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, approximately 0.30% of the Cut-off Date Balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class A3, Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

1-A	2-A1	2-A2	A-IO	A-SIO	
1-A AAA/AAA/Aaa Libor Floater (Group 1)	2-A1 AAA/AAA/Aaa Libor Floater (Group 2)	2-A2 AAA/AAA/Aaa Libor Floater (Group 2)	A-IO AAA/AAA/Aaa 6.00% Interest Rate	A-SIO AAA/AAAAaa 1.10%-1 Month Libor	Class A-IO and Class A-SIO are senior interest-only classes and share the preferential right to receive interest over the Subordinate Classes with Classes 1-A, 2-A1 and 2-A2.

Class	
A3 AAA/AAA/NR Libor Floater	Classes A3, M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M1 AA/AA/Aa2 Libor Floater	
M2 AA-/AA-/Aa3 Libor Floater	
M3 A/A/A2 Libor Floater	
M4 A-/A-/A3 Libor Floater	
M5 BBB/NR/Baa2 Libor Floater	
M6 BBB-/NR/Baa3 Libor Floater	
B BBB-/NR/NR Libor Floater	

Contacts		
MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Alok Sharma	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Wells Fargo Home Equity Trust 2004-1
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank , N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Wells Fargo Bank
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: April 26, 2004
Cut-Off Date:	March 1, 2004
Expected Pricing Date:	March [ ], 2004
Closing Date:	March 30, 2004
Settlement Date:	March 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	March 25, 2004
Day Count:	Actual/360 – Classes 1-A, 2-A1, 2-A2, A-SIO, A3, M1, M2, M3, M4, M5, M6 and B
	30/360 – Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	The servicing fee is equal to 0.50% of the loan principal balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A, 2-A1, 2-A2 and A3. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates, the Class A-IO and the Class A-SIO.
SMMEA Eligibility:	The Class 1-A, 2-A1, 2-A2, A-IO, A-SIO, A3 and M1 Certificates are expected to be SMMEA eligible.
ERISA Eligibility:	The Class A, Class M, Class A-IO and Class A-SIO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 5% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.49	3.76	2.76	2.10	1.63
Window (mos)	1-216	1-155	1-117	1-91	1-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class 2-A1					
Avg. Life (yrs)	5.51	3.77	2.77	2.11	1.63
Window (mos)	1-216	1-155	1-117	1-91	1-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class 2-A2					
Avg. Life (yrs)	5.51	3.77	2.77	2.11	1.63
Window (mos)	1-216	1-155	1-117	1-91	1-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class A3					
Avg. Life (yrs)	10.10	6.96	5.32	4.58	4.43
Window (mos)	56-216	37-155	40-117	43-91	48-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class M1					
Avg. Life (yrs)	10.10	6.96	5.30	4.49	4.21
Window (mos)	56-216	37-155	39-117	41-91	43-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class M2					
Avg. Life (yrs)	10.11	6.96	5.28	4.42	4.02
Window (mos)	56-216	37-155	38-117	40-91	41-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class M3					
Avg. Life (yrs)	10.10	6.96	5.27	4.37	3.92
Window (mos)	56-216	37-155	37-117	38-91	39-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class M4					
Avg. Life (yrs)	10.09	6.95	5.25	4.33	3.83
Window (mos)	56-216	37-155	37-117	38-91	38-74
Expected Final Mat.	3/25/2022	2/25/2017	12/25/2013	10/25/2011	5/25/2010
Class M5					
Avg. Life (yrs)	9.85	6.77	5.10	4.19	3.71
Window (mos)	56-206	37-148	37-110	37-86	38-69
Expected Final Mat.	5/25/2021	7/25/2016	5/25/2013	5/25/2011	12/25/2009
Class M6					
Avg. Life (yrs)	9.07	6.15	4.63	3.82	3.36
Window (mos)	56-178	37-124	37-92	37-71	37-58
Expected Final Mat.	1/25/2019	7/25/2014	11/25/2011	2/25/2010	1/25/2009
Class B					
Avg. Life (yrs)	6.61	4.43	3.44	3.11	3.07
Window (mos)	56-109	37-73	37-54	37-42	37-37
Expected Final Mat.	4/25/2013	4/25/2010	9/25/2008	9/25/2007	4/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 5% Call			
% CPR	20%	30%	40%
Class 1-A			
Avg. Life (yrs)	3.62	2.30	1.53
Window (mos)	1-150	1-98	1-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class 2-A1			
Avg. Life (yrs)	3.63	2.30	1.53
Window (mos)	1-150	1-98	1-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class 2-A2			
Avg. Life (yrs)	3.63	2.30	1.53
Window (mos)	1-150	1-98	1-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class A3			
Avg. Life (yrs)	6.72	4.74	4.46
Window (mos)	37-150	42-98	50-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class M1			
Avg. Life (yrs)	6.72	4.68	4.19
Window (mos)	37-150	40-98	44-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class M2			
Avg. Life (yrs)	6.72	4.63	3.97
Window (mos)	37-150	39-98	42-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class M3			
Avg. Life (yrs)	6.72	4.60	3.84
Window (mos)	37-150	38-98	39-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class M4			
Avg. Life (yrs)	6.71	4.57	3.75
Window (mos)	37-150	37-98	38-70
Expected Final Mat.	9/25/2016	5/25/2012	1/25/2010
Class M5			
Avg. Life (yrs)	6.53	4.43	3.62
Window (mos)	37-142	37-93	38-66
Expected Final Mat.	1/25/2016	12/25/2011	9/25/2009
Class M6			
Avg. Life (yrs)	5.93	4.03	3.30
Window (mos)	37-119	37-77	37-55
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class B			
Avg. Life (yrs)	4.27	3.17	3.07
Window (mos)	37-71	37-46	37-37
Expected Final Mat.	2/25/2010	1/25/2008	4/25/2007

Sensitivity Analysis – To Maturity

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.65	3.89	2.87	2.20	1.70
Window (mos)	1-334	1-274	1-214	1-173	1-140
Expected Final Mat.	1/25/2032	1/25/2027	1/25/2022	8/25/2018	11/25/2015
Class 2-A1					
Avg. Life (yrs)	5.67	3.90	2.88	2.20	1.70
Window (mos)	1-334	1-275	1-214	1-173	1-141
Expected Final Mat.	1/25/2032	2/25/2027	1/25/2022	8/25/2018	12/25/2015
Class 2-A2					
Avg. Life (yrs)	5.67	3.90	2.88	2.20	1.70
Window (mos)	1-334	1-275	1-214	1-173	1-141
Expected Final Mat.	1/25/2032	2/25/2027	1/25/2022	8/25/2018	12/25/2015
Class A3					
Avg. Life (yrs)	10.45	7.24	5.54	4.76	4.57
Window (mos)	56-293	37-219	40-170	43-134	48-108
Expected Final Mat.	8/25/2028	6/25/2022	5/25/2018	5/25/2015	3/25/2013
Class M1					
Avg. Life (yrs)	10.42	7.22	5.51	4.66	4.34
Window (mos)	56-289	37-215	39-166	41-131	43-106
Expected Final Mat.	4/25/2028	2/25/2022	1/25/2018	2/25/2015	1/25/2013
Class M2					
Avg. Life (yrs)	10.38	7.17	5.45	4.56	4.13
Window (mos)	56-271	37-198	38-152	40-120	41-97
Expected Final Mat.	10/25/2026	9/25/2020	11/25/2016	3/25/2014	4/25/2012
Class M3					
Avg. Life (yrs)	10.29	7.11	5.38	4.46	3.99
Window (mos)	56-258	37-186	37-144	38-113	39-91
Expected Final Mat.	9/25/2025	9/25/2019	3/25/2016	8/25/2013	10/25/2011
Class M4					
Avg. Life (yrs)	10.12	6.98	5.26	4.35	3.84
Window (mos)	56-230	37-166	37-125	38-98	38-79
Expected Final Mat.	5/25/2023	1/25/2018	8/25/2014	5/25/2012	10/25/2010
Class M5					
Avg. Life (yrs)	9.85	6.77	5.10	4.19	3.71
Window (mos)	56-206	37-148	37-110	37-86	38-69
Expected Final Mat.	5/25/2021	7/25/2016	5/25/2013	5/25/2011	12/25/2009
Class M6					
Avg. Life (yrs)	9.07	6.15	4.63	3.82	3.36
Window (mos)	56-178	37-124	37-92	37-71	37-58
Expected Final Mat.	1/25/2019	7/25/2014	11/25/2011	2/25/2010	1/25/2009
Class B					
Avg. Life (yrs)	6.61	4.43	3.44	3.11	3.07
Window (mos)	56-109	37-73	37-54	37-42	37-37
Expected Final Mat.	4/25/2013	4/25/2010	9/25/2008	9/25/2007	4/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A			
Avg. Life (yrs)	3.76	2.39	1.60
Window (mos)	1-267	1-182	1-132
Expected Final Mat.	6/25/2026	5/25/2019	3/25/2015
Class 2-A1			
Avg. Life (yrs)	3.77	2.40	1.60
Window (mos)	1-268	1-183	1-132
Expected Final Mat.	7/25/2026	6/25/2019	3/25/2015
Class 2-A2			
Avg. Life (yrs)	3.77	2.40	1.60
Window (mos)	1-268	1-183	1-132
Expected Final Mat.	7/25/2026	6/25/2019	3/25/2015
Class A3			
Avg. Life (yrs)	6.99	4.93	4.60
Window (mos)	37-213	42-143	50-102
Expected Final Mat.	12/25/2021	2/25/2016	9/25/2012
Class M1			
Avg. Life (yrs)	6.97	4.86	4.31
Window (mos)	37-209	40-141	44-100
Expected Final Mat.	8/25/2021	12/25/2015	7/25/2012
Class M2			
Avg. Life (yrs)	6.92	4.78	4.07
Window (mos)	37-192	39-129	42-92
Expected Final Mat.	3/25/2020	12/25/2014	11/25/2011
Class M3			
Avg. Life (yrs)	6.86	4.70	3.91
Window (mos)	37-181	38-121	39-86
Expected Final Mat.	4/25/2019	4/25/2014	5/25/2011
Class M4			
Avg. Life (yrs)	6.73	4.59	3.76
Window (mos)	37-161	37-105	38-75
Expected Final Mat.	8/25/2017	12/25/2012	6/25/2010
Class M5			
Avg. Life (yrs)	6.53	4.43	3.62
Window (mos)	37-142	37-93	38-66
Expected Final Mat.	1/25/2016	12/25/2011	9/25/2009
Class M6			
Avg. Life (yrs)	5.93	4.03	3.30
Window (mos)	37-119	37-77	37-55
Expected Final Mat.	2/25/2014	8/25/2010	10/25/2008
Class B			
Avg. Life (yrs)	4.27	3.17	3.07
Window (mos)	37-71	37-46	37-37
Expected Final Mat.	2/25/2010	1/25/2008	4/25/2007

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
7.7321	3.21
7.7421	3.03
7.7521	2.85
7.7621	2.68
7.7721	2.50
7.7821	2.32
7.7921	2.15
7.8021	1.97
7.8121	1.80
Mod. Dur. (yrs)	0.72(3)

(1) Shown at the Certificate pricing assumption as defined on page one.

(2) These prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 7.7721% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	5.07208	5.08016	5.07427	31	9.36509	9.34963	9.36092
2	9.18620	9.19447	9.18843	32	9.05993	9.04477	9.05583
3	8.84722	8.85515	8.84936	33	9.35877	9.34288	9.35448
4	9.09691	9.10503	9.09911	34	9.05382	9.03823	9.04961
5	8.75857	8.76635	8.76068	35	9.77123	9.76843	9.77047
6	8.71251	8.72022	8.71460	36	10.81390	10.81050	10.81298
7	9.16417	9.17203	9.16630	37	9.76357	9.76021	9.76266
8	8.82537	8.83291	8.82741	38	10.08506	10.08131	10.08405
9	9.07377	9.08149	9.07586	39	9.75592	9.75200	9.75486
10	8.73562	8.74302	8.73762	40	10.07717	10.07283	10.07600
11	8.69184	8.69869	8.69369	41	10.38668	10.38338	10.38578
12	9.57013	9.57765	9.57216	42	10.38225	10.37863	10.38127
13	8.83218	8.83883	8.83397	43	10.72375	10.71968	10.72265
14	9.08093	9.08774	9.08277	44	10.37341	10.36914	10.37226
15	8.74267	8.74919	8.74443	45	10.71464	10.70988	10.71335
16	8.98603	8.99272	8.98784	46	10.36460	10.35966	10.36327
17	8.65128	8.65721	8.65288	47	10.39937	10.39891	10.39925
18	8.60231	8.60820	8.60390	48	11.11183	11.11096	11.11159
19	10.75853	10.76343	10.75986	49	10.39051	10.38934	10.39019
20	10.31587	10.32047	10.31711	50	10.73229	10.73071	10.73186
21	10.56509	10.56970	10.56634	51	10.38168	10.37978	10.38116
22	10.13638	10.14070	10.13755	52	10.72318	10.72085	10.72255
23	11.89085	11.88173	11.88838	53	10.41067	10.41390	10.41154
24	13.07031	13.06002	13.06753	54	10.40624	10.40909	10.40701
25	8.47108	8.46162	8.46853	55	10.74855	10.75109	10.74924
26	8.75091	8.74094	8.74822	56	10.39741	10.39948	10.39797
27	8.46616	8.45633	8.46351	57	10.73944	10.74117	10.73991
28	8.74583	8.73548	8.74303	58	10.38861	10.38989	10.38895
29	9.06912	9.05457	9.06519	59	10.38422	10.38602	10.38471
30	9.06606	9.05130	9.06207	60	11.49197	11.49352	11.49238

(1) Based on 1 month LIBOR, 6 month LIBOR and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

WFHET 2004-1 Collateral Summary –Aggregate

Total Number of Loans	9,765	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,343,169,396	Yes	34.2%
Average Loan Principal Balance	$137,549	No	65.8%
Fixed Rate	30.6%		
Adjustable Rate	69.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	80.5%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	99.9%
Weighted Average Margin	5.6%	No	0.1%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.5%	None	19.5%
Weighted Average Floor	7.5%	0.001-1.000	3.4%
Weighted Average Original Term (mo.)	342.7	1.001-2.000	53.7%
Weighted Average Remaining Term (mo.)	341.1	2.001-3.000	22.4%
Weighted Average Loan Age (mo.)	1.6	4.001-5.000	0.9%
Weighted Average Combined LTV	77.2%		
Non-Zero Weighted Average FICO	621	**Geographic Distribution**	
Non-Zero Weighted Average DTI	38.8%	(Other states account individually for less than	
		4% of the Cut-off Date principal balance)	
Lien Position		CA	20.2%
First	100.0%	NJ	6.5%
		NY	5.7%
Product Type		FL	5.5%
2/28 ARM (LIBOR)	64.9%	MD	4.9%
Fixed Rate	25.0%		
Balloon	5.6%	**Occupancy Status**	
3/27 ARM (LIBOR)	4.4%	Primary Home	96.8%
1 Yr CMT	0.1%	Investment	2.7%
		Second Home	0.5%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.01 - 50,000.00	1,169	$43,950,031.74	3.27%
50,000.01 - 100,000.00	2,964	223,426,515.50	16.63
100,000.01 - 150,000.00	2,288	283,884,796.96	21.14
150,000.01 - 200,000.00	1,445	249,555,187.80	18.58
200,000.01 - 250,000.00	846	188,929,013.15	14.07
250,000.01 - 300,000.00	435	119,295,992.33	8.88
300,000.01 - 350,000.00	277	89,779,026.16	6.68
350,000.01 - 400,000.00	208	78,781,552.40	5.87
400,000.01 - 450,000.00	58	24,685,374.12	1.84
450,000.01 - 500,000.00	38	18,186,186.00	1.35
500,000.01 - 550,000.00	14	7,390,839.22	0.55
550,000.01 - 600,000.00	8	4,727,415.15	0.35
600,000.01 - 650,000.00	4	2,505,816.53	0.19
650,000.01 - 700,000.00	4	2,731,722.70	0.20
700,000.01 - 750,000.00	3	2,202,501.03	0.16
750,000.01 - 800,000.00	4	3,137,424.95	0.23
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Minimum: $10,716.71
Maximum: $798,203.11
Weighted Average: $137,549.35

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	177	$39,794,510.25	2.96%
5.501 - 6.000	596	117,511,985.98	8.75
6.001 - 6.500	1,085	191,022,770.56	14.22
6.501 - 7.000	1,799	283,837,381.72	21.13
7.001 - 7.500	1,503	208,768,047.43	15.54
7.501 - 8.000	1,468	186,463,857.66	13.88
8.001 - 8.500	965	105,143,754.64	7.83
8.501 - 9.000	842	87,653,345.80	6.53
9.001 - 9.500	484	46,456,649.53	3.46
9.501 - 10.000	394	37,454,687.02	2.79
10.001 - 10.500	206	18,585,172.21	1.38
10.501 - 11.000	157	14,065,846.42	1.05
11.001 - 11.500	60	4,522,619.91	0.34
11.501 - 12.000	25	1,739,965.21	0.13
12.001 - 12.500	4	148,801.40	0.01
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Minimum: 4.250%
Maximum: 12.250%
Weighted Average: 7.363%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	6	$685,442.71	0.05%
171 - 180	1,095	126,762,748.99	9.44
181 - 240	16	2,110,454.11	0.16
241 - 300	3	671,410.67	0.05
301 - 360	8,645	1,212,939,339.26	90.30
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 342.7

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	7	$946,933.67	0.07%
171 - 180	1,094	126,501,258.03	9.42
181 - 240	16	2,110,454.11	0.16
241 - 300	3	671,410.67	0.05
301 - 360	8,645	1,212,939,339.26	90.30
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Minimum: 117.0
Maximum: 360.0
Weighted Average: 341.1

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$104,931.31	0.01%
10.001 - 20.000	27	1,571,276.99	0.12
20.001 - 30.000	71	5,981,637.12	0.45
30.001 - 40.000	147	13,425,803.20	1.00
40.001 - 50.000	301	35,001,053.61	2.61
50.001 - 60.000	560	68,887,275.99	5.13
60.001 - 70.000	1,577	208,037,769.19	15.49
70.001 - 80.000	3,735	550,118,550.40	40.96
80.001 - 90.000	2,706	372,442,210.57	27.73
90.001 - 100.000	640	87,598,887.36	6.52
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Minimum:	9.770%
Maximum:	100.000%
Weighted Average:	77.178%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

FICO Score			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
<= 0	44	$2,732,509.16	0.20%
451 - 475	1	28,477.24	0.00
476 - 500	12	1,115,675.88	0.08
501 - 525	394	40,846,036.57	3.04
526 - 550	935	104,482,636.95	7.78
551 - 575	1,471	183,787,502.24	13.68
576 - 600	1,698	218,484,698.18	16.27
601 - 625	1,569	218,739,767.81	16.29
626 - 650	1,341	199,131,349.79	14.83
651 - 675	900	132,931,389.33	9.90
676 - 700	547	89,116,804.01	6.63
701 - 725	375	65,917,291.83	4.91
726 - 750	235	41,231,404.82	3.07
751 - 775	157	27,570,452.33	2.05
776 - 800	77	16,021,997.66	1.19
801 >=	9	1,031,401.94	0.08
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Non- Zero Minimum: 464
Maximum: 858
Non-Zero WA: 621

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	6,156	$823,171,238.25	61.29%
Purchase	2,642	386,484,862.44	28.77
Rate/Term Refinance	967	133,513,295.05	9.94
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	8,498	$1,147,367,474.44	85.42%
PUD	372	69,203,727.50	5.15
Condo	403	58,287,371.58	4.34
2-4 Family	322	55,142,638.00	4.11
Manufactured Housing	169	13,038,443.01	0.97
Townhouse	1	129,741.21	0.01
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-N	564	$135,795,041.63	10.11%
CA-S	627	135,752,696.56	10.11
NJ	463	87,245,897.14	6.50
NY	417	76,098,922.57	5.67
FL	568	73,200,901.35	5.45
MD	393	66,364,925.24	4.94
TX	578	52,552,610.31	3.91
IL	388	45,646,830.08	3.40
VA	318	44,123,471.07	3.29
MN	290	44,036,787.70	3.28
CO	245	41,518,351.82	3.09
PA	405	40,868,622.08	3.04
OH	357	36,904,703.31	2.75
MO	374	34,804,080.67	2.59
AZ	210	29,743,879.95	2.21
GA	243	29,445,999.09	2.19
MA	146	28,189,257.79	2.10
WA	148	24,721,664.43	1.84
MI	229	24,441,679.17	1.82
NC	201	22,248,057.75	1.66
WI	202	21,399,811.34	1.59
IA	191	17,007,680.15	1.27
NV	109	16,883,649.92	1.26
IN	216	16,656,571.43	1.24
LA	166	15,484,994.33	1.15
SC	149	14,524,981.87	1.08
TN	148	14,165,494.96	1.05
DC	67	12,243,773.69	0.91
KS	111	10,318,464.16	0.77
OR	73	10,137,481.54	0.75
Other	1,169	120,642,112.64	8.98
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	1,965	$262,030,116.39	19.51%
1% of Orig. Bal.	408	40,054,125.72	2.98
1% of UPB	330	37,534,561.21	2.79
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	596	71,335,938.88	5.31
2% of UPB	717	98,729,709.43	7.35
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	32	6,202,719.45	0.46
3 Mos. Int. of UPB	98	18,861,510.94	1.40
3% 2% 1% of UPB	2	360,559.74	0.03
5% 4% 3% 2% 1% of UPB	95	6,732,965.93	0.5
5% of UPB	6	1,302,502.07	0.10
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	5,516	800,024,685.98	59.56
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	7,701	$1,018,920,488.09	75.86%
Stated	2,064	324,248,907.65	24.14
Total:	**9,765**	**$1,343,169,395.74**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	9	$1,657,688.53	0.18%
3.001 - 3.500	159	23,702,062.96	2.54
3.501 - 4.000	379	60,083,449.54	6.44
4.001 - 4.500	844	133,811,453.12	14.35
4.501 - 5.000	874	133,637,225.09	14.33
5.001 - 5.500	995	147,674,894.36	15.83
5.501 - 6.000	825	118,201,109.58	12.67
6.001 - 6.500	819	111,454,240.03	11.95
6.501 - 7.000	435	56,402,805.02	6.05
7.001 - 7.500	514	59,425,604.75	6.37
7.501 - 8.000	287	34,045,485.67	3.65
8.001 - 8.500	279	31,364,166.59	3.36
8.501 - 9.000	156	17,187,432.75	1.84
9.001 - 9.500	23	2,758,404.49	0.30
9.501 - 10.000	14	1,280,232.86	0.14
10.001 >=	1	52,460.29	0.01
Total:	**6,613**	**$932,738,715.63**	**100.00%**

Minimum:	1.250%
Maximum:	10.375%
Weighted Average:	5.625%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	10	$1,910,799.23	0.20%
3.000	6,603	930,827,916.40	99.80
Total:	**6,613**	**$932,738,715.63**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.998%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6,603	$930,827,916.40	99.80%
2.000	10	1,910,799.23	0.20
Total:	**6,613**	**$932,738,715.63**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.002%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	3	$539,638.57	0.06%
10.501 - 11.000	15	1,854,613.26	0.20
11.001 - 11.500	84	17,809,145.29	1.91
11.501 - 12.000	337	63,742,237.20	6.83
12.001 - 12.500	665	118,617,063.24	12.72
12.501 - 13.000	1,136	187,891,685.11	20.14
13.001 - 13.500	981	144,440,108.89	15.49
13.501 - 14.000	973	136,388,558.75	14.62
14.001 - 14.500	709	83,119,177.85	8.91
14.501 - 15.000	645	71,861,621.12	7.70
15.001 - 15.500	384	39,492,012.68	4.23
15.501 - 16.000	326	32,970,100.60	3.53
16.001 - 16.500	168	16,570,453.74	1.78
16.501 - 17.000	124	12,430,748.46	1.33
17.001 - 17.500	45	3,630,260.33	0.39
17.501 - 18.000	18	1,381,290.54	0.15
Total:	**6,613**	**$932,738,715.63**	**100.00%**

Minimum: 10.250%
Maximum: 17.875%
Weighted Average: 13.513%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	101	$19,964,341.64	2.14%
5.501 - 6.000	338	63,794,189.76	6.84
6.001 - 6.500	666	118,856,118.72	12.74
6.501 - 7.000	1,140	188,672,585.21	20.23
7.001 - 7.500	982	144,551,552.28	15.50
7.501 - 8.000	971	136,114,787.86	14.59
8.001 - 8.500	710	83,380,512.60	8.94
8.501 - 9.000	643	71,354,491.91	7.65
9.001 - 9.500	382	39,119,234.54	4.19
9.501 - 10.000	325	32,918,148.04	3.53
10.001 - 10.500	168	16,570,453.74	1.78
10.501 - 11.000	124	12,430,748.46	1.33
11.001 - 11.500	45	3,630,260.33	0.39
11.501 - 12.000	18	1,381,290.54	0.15
Total:	**6,613**	**$932,738,715.63**	**100.00%**

Minimum: 4.250%
Maximum: 11.875%
Weighted Average: 7.511%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2005-01	6	$1,193,569.64	0.13%
2005-02	3	546,229.59	0.06
2005-03	1	171,000.00	0.02
2005-06	1	130,156.01	0.01
2005-08	1	69,925.14	0.01
2005-09	9	1,589,967.89	0.17
2005-10	8	1,605,216.28	0.17
2005-11	19	2,943,269.72	0.32
2005-12	97	15,038,094.76	1.61
2006-01	3,012	434,810,708.58	46.62
2006-02	2,737	378,807,294.35	40.61
2006-03	273	36,883,039.90	3.95
2006-08	2	278,752.86	0.03
2006-09	1	100,554.32	0.01
2006-10	1	270,844.24	0.03
2006-11	3	583,497.42	0.06
2006-12	11	1,389,662.97	0.15
2007-01	246	32,979,374.27	3.54
2007-02	165	21,373,870.69	2.29
2007-03	17	1,973,687.00	0.21
Total:	**6,613**	**$932,738,715.63**	**100.00%**

WFHET 2004-1 Collateral Summary –Group 1

Total Number of Loans	7,566	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$980,172,014	Yes	35.1%
Average Loan Principal Balance	$129,550	No	64.9%
Fixed Rate	30.6%		
Adjustable Rate	69.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	80.6%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	99.9%
Weighted Average Margin	5.6%	No	0.1%
Weighted Average Initial Periodic Cap	3.0%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.5%	None	19.4%
Weighted Average Floor	7.5%	0.001-1.000	3.6%
Weighted Average Original Term (mo.)	342.3	1.001-2.000	54.4%
Weighted Average Remaining Term (mo.)	340.8	2.001-3.000	22.7%
Weighted Average Loan Age (mo.)	1.6		
Weighted Average Combined LTV	77.3%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	619	(Other states account individually for less than	
Non-Zero Weighted Average DTI	38.9%	4% of the Cut-off Date principal balance)	
		CA	16.7%
Lien Position		NJ	6.6%
First	100.0%	NY	6.1%
		FL	5.7%
Product Type		MD	4.8%
2/28 ARM (LIBOR)	65.0%		
Fixed Rate	25.2%	**Occupancy Status**	
Balloon	5.4%	Primary Home	96.3%
3/27 ARM (LIBOR)	4.2%	Investment	3.1%
1 Yr CMT	0.1%	Second Home	0.6%

Collateral Characteristics -Group 1

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	858	$32,308,878.01	3.30%
50,000.01 - 100,000.00	2,332	176,944,576.03	18.05
100,000.01 - 150,000.00	1,867	231,983,018.09	23.67
150,000.01 - 200,000.00	1,221	210,994,584.14	21.53
200,000.01 - 250,000.00	714	159,430,782.23	16.27
250,000.01 - 300,000.00	367	100,743,904.32	10.28
300,000.01 - 350,000.00	183	58,278,168.67	5.95
350,000.01 - 400,000.00	19	7,284,268.03	0.74
400,000.01 - 450,000.00	4	1,714,216.39	0.17
450,000.01 - 500,000.00	1	489,617.75	0.05
Total:	**7,566**	**$980,172,013.66**	**100.00%**

Minimum: $11,272.38
Maximum: $489,617.75
Weighted Average: $129,549.57

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	127	$23,607,955.68	2.41%
5.501 - 6.000	449	75,914,495.44	7.75
6.001 - 6.500	835	132,084,257.75	13.48
6.501 - 7.000	1,463	214,336,610.82	21.87
7.001 - 7.500	1,207	156,211,636.68	15.94
7.501 - 8.000	1,219	146,194,370.32	14.92
8.001 - 8.500	821	86,607,989.31	8.84
8.501 - 9.000	709	72,475,367.81	7.39
9.001 - 9.500	370	36,168,885.12	3.69
9.501 - 10.000	217	21,455,543.55	2.19
10.001 - 10.500	111	11,304,557.41	1.15
10.501 - 11.000	33	3,405,730.76	0.35
11.501 - 12.000	5	404,613.01	0.04
Total:	**7,566**	**$980,172,013.66**	**100.00%**

Minimum: 4.250%
Maximum: 11.875%
Weighted Average: 7.361%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	5	$625,876.15	0.06%
171 - 180	865	94,151,969.03	9.61
181 - 240	12	1,676,280.28	0.17
241 - 300	3	671,410.67	0.07
301 - 360	6,681	883,046,477.53	90.09
Total:	**7,566**	**$980,172,013.66**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 342.3

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	5	$625,876.15	0.06%
171 - 180	865	94,151,969.03	9.61
181 - 240	12	1,676,280.28	0.17
241 - 300	3	671,410.67	0.07
301 - 360	6,681	883,046,477.53	90.09
Total:	**7,566**	**$980,172,013.66**	**100.00%**

Minimum: 117.0
Maximum: 360.0
Weighted Average: 340.8

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$104,931.31	0.01%
10.001 - 20.000	20	1,254,588.04	0.13
20.001 - 30.000	58	4,451,657.74	0.45
30.001 - 40.000	110	9,835,772.53	1.00
40.001 - 50.000	241	27,507,493.66	2.81
50.001 - 60.000	418	50,443,187.86	5.15
60.001 - 70.000	1,181	145,945,791.50	14.89
70.001 - 80.000	2,893	396,146,029.54	40.42
80.001 - 90.000	2,135	278,579,621.38	28.42
90.001 - 100.000	509	65,902,940.10	6.72
Total:	**7,566**	**$980,172,013.66**	**100.00%**

Minimum: 9.770%
Maximum: 100.000%
Weighted Average: 77.273%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	26	$1,862,533.72	0.19%
451 - 475	1	28,477.24	0.00
476 - 500	5	619,933.18	0.06
501 - 525	219	24,092,645.40	2.46
526 - 550	658	75,771,451.68	7.73
551 - 575	1,155	142,600,682.47	14.55
576 - 600	1,369	170,983,903.82	17.44
601 - 625	1,260	164,904,791.01	16.82
626 - 650	1,074	142,783,487.48	14.57
651 - 675	715	97,208,028.05	9.92
676 - 700	423	60,521,836.80	6.17
701 - 725	294	45,881,348.28	4.68
726 - 750	178	25,630,142.41	2.61
751 - 775	123	17,276,321.58	1.76
776 - 800	57	8,975,028.60	0.92
801 >=	9	1,031,401.94	0.11
Total:	**7,566**	**$980,172,013.66**	**100.00%**

Non- Zero Minimum:	464
Maximum:	858
Non-Zero WA:	619

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	4,808	$618,656,746.13	63.12%
Purchase	2,031	270,924,157.36	27.64
Rate/Term Refinance	727	90,591,110.17	9.24
Total:	**7,566**	**$980,172,013.66**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	6,673	$839,595,683.67	85.66%
Condo	347	48,140,089.90	4.91
PUD	283	47,599,554.60	4.86
2-4 Family	262	44,706,944.28	4.56
Townhouse	1	129,741.21	0.01
Total:	**7,566**	**$980,172,013.66**	**100.00%**

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	461	$88,930,617.18	9.07%
CA-N	372	75,064,362.18	7.66
NJ	371	64,234,935.53	6.55
NY	335	60,121,254.80	6.13
FL	450	56,038,041.30	5.72
MD	302	47,308,110.14	4.83
TX	416	36,580,991.31	3.73
IL	311	35,309,315.12	3.60
MN	235	33,612,743.48	3.43
VA	252	32,982,327.31	3.36
PA	332	32,082,881.72	3.27
CO	199	31,918,281.13	3.26
OH	297	28,756,200.36	2.93
MO	299	28,123,889.20	2.87
GA	182	22,033,915.36	2.25
MA	121	21,773,855.98	2.22
AZ	154	20,587,327.02	2.10
MI	187	19,670,705.38	2.01
WA	111	17,256,244.87	1.76
WI	164	16,829,226.31	1.72
NC	151	16,403,728.98	1.67
IA	156	14,650,037.70	1.49
NV	86	12,974,661.73	1.32
IN	169	12,620,755.51	1.29
TN	125	12,201,455.90	1.24
SC	112	11,374,272.96	1.16
LA	121	10,465,137.64	1.07
DC	53	9,235,839.07	0.94
KS	86	8,208,559.01	0.84
OR	55	7,957,683.90	0.81
Other	901	94,864,655.58	9.68
Total:	**7,566**	**$980,172,013.66**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,486	$190,115,014.62	19.40%
1% of Orig. Bal.	332	31,395,515.58	3.20
1% of UPB	269	29,496,452.50	3.01
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	486	57,040,595.79	5.82
2% of UPB	582	75,897,990.88	7.74
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	27	4,571,961.57	0.47
3 Mos. Int. of UPB	80	14,725,830.99	1.50
3% 2% 1% of UPB	1	319,345.90	0.03
5% 4% 3% 2% 1% of UPB	67	4,719,859.63	0.48
5% of UPB	4	761,972.41	0.08
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4,232	571,127,473.79	58.27
Total:	**7,566**	**$980,172,013.66**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	5,938	$744,832,692.73	75.99%
Stated	1,628	235,339,320.93	24.01
Total:	**7,566**	**$980,172,013.66**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	6	$883,780.24	0.13%
3.001 - 3.500	130	18,402,360.46	2.71
3.501 - 4.000	307	42,888,354.46	6.31
4.001 - 4.500	651	92,207,575.22	13.56
4.501 - 5.000	699	96,788,552.56	14.23
5.001 - 5.500	806	107,573,676.63	15.82
5.501 - 6.000	653	89,376,308.01	13.14
6.001 - 6.500	670	86,813,369.64	12.76
6.501 - 7.000	347	44,561,729.24	6.55
7.001 - 7.500	374	44,581,296.93	6.55
7.501 - 8.000	184	22,403,875.21	3.29
8.001 - 8.500	165	18,038,913.86	2.65
8.501 - 9.000	114	12,724,797.25	1.87
9.001 - 9.500	15	2,016,089.49	0.30
9.501 - 10.000	9	824,345.57	0.12
10.001 >=	1	52,460.29	0.01
Total:	**5,131**	**$680,137,485.06**	**100.00%**

Minimum: 1.250%
Maximum: 10.375%
Weighted Average: 5.626%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
2.000	7	$1,461,928.82	0.21%
3.000	5,124	678,675,556.24	99.79
Total:	**5,131**	**$680,137,485.06**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.998%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	5,124	$678,675,556.24	99.79%
2.000	7	1,461,928.82	0.21
Total:	**5,131**	**$680,137,485.06**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.002%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	3	$539,638.57	0.08%
10.501 - 11.000	11	1,392,638.69	0.20
11.001 - 11.500	62	11,288,626.48	1.66
11.501 - 12.000	258	43,772,654.41	6.44
12.001 - 12.500	515	81,752,446.98	12.02
12.501 - 13.000	905	136,379,379.29	20.05
13.001 - 13.500	766	104,736,014.52	15.40
13.501 - 14.000	806	105,789,805.35	15.55
14.001 - 14.500	592	67,162,001.22	9.87
14.501 - 15.000	541	59,063,423.20	8.68
15.001 - 15.500	306	31,690,411.62	4.66
15.501 - 16.000	217	21,455,543.55	3.15
16.001 - 16.500	111	11,304,557.41	1.66
16.501 - 17.000	33	3,405,730.76	0.50
17.501 - 18.000	5	404,613.01	0.06
Total:	**5,131**	**$680,137,485.06**	**100.00%**

Minimum: 10.250%
Maximum: 17.875%
Weighted Average: 13.505%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	75	$12,981,848.26	1.91%
5.501 - 6.000	258	43,772,654.41	6.44
6.001 - 6.500	516	81,991,502.46	12.06
6.501 - 7.000	909	137,160,279.39	20.17
7.001 - 7.500	767	104,847,457.91	15.42
7.501 - 8.000	803	105,139,061.26	15.46
8.001 - 8.500	592	67,162,001.22	9.87
8.501 - 9.000	540	58,933,267.19	8.66
9.001 - 9.500	305	31,578,968.23	4.64
9.501 - 10.000	217	21,455,543.55	3.15
10.001 - 10.500	111	11,304,557.41	1.66
10.501 - 11.000	33	3,405,730.76	0.50
11.501 - 12.000	5	404,613.01	0.06
Total:	**5,131**	**$680,137,485.06**	**100.00%**

Minimum: 4.250%
Maximum: 11.875%
Weighted Average: 7.504%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2005-01	4	$886,576.97	0.13%
2005-02	2	404,351.85	0.06
2005-03	1	171,000.00	0.03
2005-06	1	130,156.01	0.02
2005-09	4	707,936.96	0.10
2005-10	5	1,028,982.68	0.15
2005-11	14	1,856,736.07	0.27
2005-12	73	10,458,258.88	1.54
2006-01	2,337	317,083,136.28	46.62
2006-02	2,132	278,449,923.99	40.94
2006-03	220	27,639,053.13	4.06
2006-08	2	278,752.86	0.04
2006-09	1	100,554.32	0.01
2006-11	1	162,827.66	0.02
2006-12	11	1,389,662.97	0.20
2007-01	187	22,740,368.06	3.34
2007-02	122	14,954,204.37	2.20
2007-03	14	1,695,002.00	0.25
Total:	**5,131**	**$680,137,485.06**	**100.00%**

WFHET 2004-1 Collateral Summary -Group 2

Total Number of Loans	2,199
Total Outstanding Loan Balance	$362,997,382
Average Loan Principal Balance	$165,074
Fixed Rate	30.4%
Adjustable Rate	69.6%
Prepayment Penalty	80.2%
Weighted Average Coupon	7.4%
Weighted Average Margin	5.6%
Weighted Average Initial Periodic Cap	3.0%
Weighted Average Periodic Cap	1.0%
Weighted Average Maximum Rate	13.5%
Weighted Average Floor	7.5%
Weighted Average Original Term (mo.)	343.6
Weighted Average Remaining Term (mo.)	342.0
Weighted Average Loan Age (mo.)	1.6
Weighted Average Combined LTV	76.9%
Non-Zero Weighted Average FICO	627
Non-Zero Weighted Average DTI	38.5%
Lien Position	
First	100.0%
Product Type	
2/28 ARM (LIBOR)	64.6%
Fixed Rate	24.4%
Balloon	6.0%
3/27 ARM (LIBOR)	4.9%
1 Yr CMT	0.1%

Primary Mortgage Insurance Coverage	
Yes	31.8%
No	68.2%
Primary Mortgage Insurance Coverage (First Lien Loans with LTV > 80%)	
Yes	99.9%
No	0.1%
Prepayment Penalty	
None	19.8%
0.001-1.000	3.1%
1.001-2.000	51.9%
2.001-3.000	21.8%
4.001-5.000	3.4%
Geographic Distribution	
(Other states account individually for less than 4% of the Cut-off Date principal balance)	
CA	29.6%
NJ	6.3%
MD	5.3%
FL	4.7%
NY	4.4%
TX	4.4%
Occupancy Status	
Primary Home	98.0%
Investment	1.5%
Second Home	0.5%

Collateral Characteristics -Group 2

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	311	$11,641,153.73	3.21%
50,000.01 - 100,000.00	632	46,481,939.47	12.81
100,000.01 - 150,000.00	421	51,901,778.87	14.30
150,000.01 - 200,000.00	224	38,560,603.66	10.62
200,000.01 - 250,000.00	132	29,498,230.92	8.13
250,000.01 - 300,000.00	68	18,552,088.01	5.11
300,000.01 - 350,000.00	94	31,500,857.49	8.68
350,000.01 - 400,000.00	189	71,497,284.37	19.70
400,000.01 - 450,000.00	54	22,971,157.73	6.33
450,000.01 - 500,000.00	37	17,696,568.25	4.88
500,000.01 - 550,000.00	14	7,390,839.22	2.04
550,000.01 - 600,000.00	8	4,727,415.15	1.30
600,000.01 - 650,000.00	4	2,505,816.53	0.69
650,000.01 - 700,000.00	4	2,731,722.70	0.75
700,000.01 - 750,000.00	3	2,202,501.03	0.61
750,000.01 - 800,000.00	4	3,137,424.95	0.86
Total:	**2,199**	**$362,997,382.08**	**100.00%**

Minimum: $10,716.71
Maximum: $798,203.11
Weighted Average: $165,073.84

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	50	$16,186,554.57	4.46%
5.501 - 6.000	147	41,597,490.54	11.46
6.001 - 6.500	250	58,938,512.81	16.24
6.501 - 7.000	336	69,500,770.90	19.15
7.001 - 7.500	296	52,556,410.75	14.48
7.501 - 8.000	249	40,269,487.34	11.09
8.001 - 8.500	144	18,535,765.33	5.11
8.501 - 9.000	133	15,177,977.99	4.18
9.001 - 9.500	114	10,287,764.41	2.83
9.501 - 10.000	177	15,999,143.47	4.41
10.001 - 10.500	95	7,280,614.80	2.01
10.501 - 11.000	124	10,660,115.66	2.94
11.001 - 11.500	60	4,522,619.91	1.25
11.501 - 12.000	20	1,335,352.20	0.37
12.001 - 12.500	4	148,801.40	0.04
Total:	**2,199**	**$362,997,382.08**	**100.00%**

Minimum:	4.750%
Maximum:	12.250%
Weighted Average:	7.370%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	1	$59,566.56	0.02%
171 - 180	230	32,610,779.96	8.98
181 - 240	4	434,173.83	0.12
301 - 360	1,964	329,892,861.73	90.88
Total:	**2,199**	**$362,997,382.08**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 343.6

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	2	$321,057.52	0.09%
171 - 180	229	32,349,289.00	8.91
181 - 240	4	434,173.83	0.12
301 - 360	1,964	329,892,861.73	90.88
Total:	**2,199**	**$362,997,382.08**	**100.00%**

Minimum: 117.0
Maximum: 360.0
Weighted Average: 342.0

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	7	$316,688.95	0.09%
20.001 - 30.000	13	1,529,979.38	0.42
30.001 - 40.000	37	3,590,030.67	0.99
40.001 - 50.000	60	7,493,559.95	2.06
50.001 - 60.000	142	18,444,088.13	5.08
60.001 - 70.000	396	62,091,977.69	17.11
70.001 - 80.000	842	153,972,520.86	42.42
80.001 - 90.000	571	93,862,589.19	25.86
90.001 - 100.000	131	21,695,947.26	5.98
Total:	**2,199**	**$362,997,382.08**	**100.00%**

Minimum:	14.710%
Maximum:	100.000%
Weighted Average:	76.919%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

FICO Score			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
<= 0	18	$869,975.44	0.24%
476 - 500	7	495,742.70	0.14
501 - 525	175	16,753,391.17	4.62
526 - 550	277	28,711,185.27	7.91
551 - 575	316	41,186,819.77	11.35
576 - 600	329	47,500,794.36	13.09
601 - 625	309	53,834,976.80	14.83
626 - 650	267	56,347,862.31	15.52
651 - 675	185	35,723,361.28	9.84
676 - 700	124	28,594,967.21	7.88
701 - 725	81	20,035,943.55	5.52
726 - 750	57	15,601,262.41	4.30
751 - 775	34	10,294,130.75	2.84
776 - 800	20	7,046,969.06	1.94
Total:	**2,199**	**$362,997,382.08**	**100.00%**

Non- Zero Minimum: 479
Maximum: 800
Non-Zero WA: 627

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,348	$204,514,492.12	56.34%
Purchase	611	115,560,705.08	31.84
Rate/Term Refinance	240	42,922,184.88	11.82
Total:	**2,199**	**$362,997,382.08**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,825	$307,771,790.77	84.79%
PUD	89	21,604,172.90	5.95
Manufactured Housing	169	13,038,443.01	3.59
2-4 Family	60	10,435,693.72	2.87
Condo	56	10,147,281.68	2.80
Total:	**2,199**	**$362,997,382.08**	**100.00%**

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-N	192	$60,730,679.45	16.73%
CA-S	166	46,822,079.38	12.90
NJ	92	23,010,961.61	6.34
MD	91	19,056,815.10	5.25
FL	118	17,162,860.05	4.73
NY	82	15,977,667.77	4.40
TX	162	15,971,619.00	4.40
VA	66	11,141,143.76	3.07
MN	55	10,424,044.22	2.87
IL	77	10,337,514.96	2.85
CO	46	9,600,070.69	2.64
AZ	56	9,156,552.93	2.52
PA	73	8,785,740.36	2.42
OH	60	8,148,502.95	2.24
WA	37	7,465,419.56	2.06
GA	61	7,412,083.73	2.04
MO	75	6,680,191.47	1.84
MA	25	6,415,401.81	1.77
NC	50	5,844,328.77	1.61
LA	45	5,019,856.69	1.38
MI	42	4,770,973.79	1.31
WI	38	4,570,585.03	1.26
IN	47	4,035,815.92	1.11
NV	23	3,908,988.19	1.08
SC	37	3,150,708.91	0.87
DC	14	3,007,934.62	0.83
OK	34	2,944,552.16	0.81
IA	35	2,357,642.45	0.65
AL	36	2,350,705.26	0.65
OR	18	2,179,797.64	0.60
Other	246	24,556,143.85	6.76
Total:	**2,199**	**$362,997,382.08**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	479	$71,915,101.77	19.81%
1% of Orig. Bal.	76	8,658,610.14	2.39
1% of UPB	61	8,038,108.71	2.21
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	110	14,295,343.09	3.94
2% of UPB	135	22,831,718.55	6.29
3 Mos. Int. Amt. Prepaid >20% Orig. Bal.	5	1,630,757.88	0.45
3 Mos. Int. of UPB	18	4,135,679.95	1.14
3% 2% 1% of UPB	1	41,213.84	0.01
5% 4% 3% 2% 1% UPB	28	2,013,106.30	0.55
5% of UPB	2	540,529.66	0.15
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	1,284	228,897,212.19	63.06
Total:	**2,199**	**$362,997,382.08**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	1,763	$274,087,795.36	75.51%
Stated	436	88,909,586.72	24.49
Total:	**2,199**	**$362,997,382.08**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	3	$773,908.29	0.31%
3.001 - 3.500	29	5,299,702.50	2.10
3.501 - 4.000	72	17,195,095.08	6.81
4.001 - 4.500	193	41,603,877.90	16.47
4.501 - 5.000	175	36,848,672.53	14.59
5.001 - 5.500	189	40,101,217.73	15.88
5.501 - 6.000	172	28,824,801.57	11.41
6.001 - 6.500	149	24,640,870.39	9.75
6.501 - 7.000	88	11,841,075.78	4.69
7.001 - 7.500	140	14,844,307.82	5.88
7.501 - 8.000	103	11,641,610.46	4.61
8.001 - 8.500	114	13,325,252.73	5.28
8.501 - 9.000	42	4,462,635.50	1.77
9.001 - 9.500	8	742,315.00	0.29
9.501 - 10.000	5	455,887.29	0.18
Total:	**1,482**	**$252,601,230.57**	**100.00%**

Minimum: 2.500%
Maximum: 9.750%
Weighted Average: 5.622%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	3	$448,870.41	0.18%
3.000	1,479	252,152,360.16	99.82
Total:	**1,482**	**$252,601,230.57**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.998%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,479	$252,152,360.16	99.82%
2.000	3	448,870.41	0.18
Total:	**1,482**	**$252,601,230.57**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.002%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.501 - 11.000	4	$461,974.57	0.18%
11.001 - 11.500	22	6,520,518.81	2.58
11.501 - 12.000	79	19,969,582.79	7.91
12.001 - 12.500	150	36,864,616.26	14.59
12.501 - 13.000	231	51,512,305.82	20.39
13.001 - 13.500	215	39,704,094.37	15.72
13.501 - 14.000	167	30,598,753.40	12.11
14.001 - 14.500	117	15,957,176.63	6.32
14.501 - 15.000	104	12,798,197.92	5.07
15.001 - 15.500	78	7,801,601.06	3.09
15.501 - 16.000	109	11,514,557.05	4.56
16.001 - 16.500	57	5,265,896.33	2.08
16.501 - 17.000	91	9,025,017.70	3.57
17.001 - 17.500	45	3,630,260.33	1.44
17.501 - 18.000	13	976,677.53	0.39
Total:	**1,482**	**$252,601,230.57**	**100.00%**

Minimum: 10.750%
Maximum: 17.875%
Weighted Average: 13.534%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	26	$6,982,493.38	2.76%
5.501 - 6.000	80	20,021,535.35	7.93
6.001 - 6.500	150	36,864,616.26	14.59
6.501 - 7.000	231	51,512,305.82	20.39
7.001 - 7.500	215	39,704,094.37	15.72
7.501 - 8.000	168	30,975,726.60	12.26
8.001 - 8.500	118	16,218,511.38	6.42
8.501 - 9.000	103	12,421,224.72	4.92
9.001 - 9.500	77	7,540,266.31	2.99
9.501 - 10.000	108	11,462,604.49	4.54
10.001 - 10.500	57	5,265,896.33	2.08
10.501 - 11.000	91	9,025,017.70	3.57
11.001 - 11.500	45	3,630,260.33	1.44
11.501 - 12.000	13	976,677.53	0.39
Total:	**1,482**	**$252,601,230.57**	**100.00%**

Minimum: 4.750%
Maximum: 11.875%
Weighted Average: 7.530%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2005-01	2	$306,992.67	0.12%
2005-02	1	141,877.74	0.06
2005-08	1	69,925.14	0.03
2005-09	5	882,030.93	0.35
2005-10	3	576,233.60	0.23
2005-11	5	1,086,533.65	0.43
2005-12	24	4,579,835.88	1.81
2006-01	675	117,727,572.30	46.61
2006-02	605	100,357,370.36	39.73
2006-03	53	9,243,986.77	3.66
2006-10	1	270,844.24	0.11
2006-11	2	420,669.76	0.17
2007-01	59	10,239,006.21	4.05
2007-02	43	6,419,666.32	2.54
2007-03	3	278,685.00	0.11
Total:	**1,482**	**$252,601,230.57**	**100.00%**

```
! WELLS_04_1_INITIAL_2.CDI #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY PORTFOLIO !
MAX_CF_VECTSIZE 552
!
!! Created by Intex Deal Maker v3.6.192 , subroutines 3.0g1
!!  03/16/2004  1:18 PM
!
! Modeled in the Intex CMO Modeling Language, (NYFI4W903606)
! which is copyright (c) 2004 by Intex Solutions, Inc.
! Intex shall not be held liable for the accuracy of this data
! nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
 GROUP 1 = "1A" "1F"
 GROUP 2 = "2A" "2F"
!
 DEFINE PREPAY PPC  GROUP "1A" RISE_PERS 12 START_CPR 27 END_CPR 27
 DEFINE PREPAY PPC  GROUP "1F" RISE_PERS 12 START_CPR 23 END_CPR 23
 DEFINE PREPAY PPC  GROUP "2A" RISE_PERS 12 START_CPR 27 END_CPR 27
 DEFINE PREPAY PPC  GROUP "2F" RISE_PERS 12 START_CPR 23 END_CPR 23
!
 DEFINE CONSTANT #OrigCollBal = 1403179654.36
 DEFINE CONSTANT #OrigCollBal1 = 1023679417.90
 DEFINE CONSTANT #OrigCollBal1A = 712639257.62
 DEFINE CONSTANT #OrigCollBal1F = 311040160.28
 DEFINE CONSTANT #OrigCollBal2 = 379500236.46
 DEFINE CONSTANT #OrigCollBal2A = 263933153.49
 DEFINE CONSTANT #OrigCollBal2F = 115567082.97
!
 DEFINE CONSTANT #OrigBondBal = 1398963000.00
 DEFINE CONSTANT #OrigBondBal1 = 1023679417.90
 DEFINE CONSTANT #OrigBondBal2 = 379500236.46
!
 DEFINE CONSTANT #SpecSenEnhPct = 26.0001851%
 DEFINE CONSTANT #SNRTargPct = 73.9998149%
 DEFINE CONSTANT #A3TargPct = 76.1996757%
 DEFINE CONSTANT #M1TargPct = 83.7995579%
 DEFINE CONSTANT #M2TargPct = 87.2994661%
 DEFINE CONSTANT #M3TargPct = 92.2993960%
 DEFINE CONSTANT #M4TargPct = 94.7992898%
 DEFINE CONSTANT #M5TargPct = 96.7991762%
 DEFINE CONSTANT #M6TargPct = 98.7990627%
 DEFINE CONSTANT #BTargPct = 99.3989859%
 DEFINE #BondBal                = 1398963000.00
 DEFINE #BondBal1                = 890601000.00
 DEFINE #BondBal2                = 330164000.00
!
   FULL_DEALNAME:   Wells 2004-1
   SERVICER_MASTER:  Aurora Loan Services
!
   ISSUER:        SAIL 2004-BC1
   DEALER:         Lehman Brothers
   DEAL SIZE:      $ 1398963000.00
   PRICING SPEED:   GROUP "1A" PPC 100%
   PRICING SPEED:   GROUP "1F" PPC 100%
   PRICING SPEED:   GROUP "2A" PPC 100%
```

```
    PRICING SPEED:   GROUP "2F" PPC 100%
!   ISSUE DATE:      20040201
    SETTLEMENT DATE: 20040229
!
 Record date delay: 24
!
 DEFINE TR_INDEXDEPS_ALL
!
DEFINE TRANCHE "CAP_IN", "INV_1", "INV_2", "AIO1", "AIO2", "1A", "2A1", "2A2", "A3", "M1", "M2",
"M3", "M4", "M5", "M6", "B", "OC"
!
 DEFINE SCHEDULE "AIO1","AIO2","AIO1_BAL","AIO2_BAL"
!
  DEAL_CLOCK_INFO _
    ISSUE_CDU_DATE          20040201 _
    DEAL_FIRSTPAY_DATE        20040325
!
!
 DEFINE TABLE "CapNotional" (25, 2) = "CURDATE" "Balance"
    20040325.1    0
    20040425.1    1,386,343,072.11
    20040525.1    1,371,944,976.08
    20040625.1    1,355,271,167.22
    20040725.1    1,335,460,639.41
    20040825.1    1,313,547,383.37
    20040925.1    1,289,558,504.31
    20041025.1    1,263,035,307.71
    20041125.1    1,234,628,898.94
    20041225.1    1,202,212,052.67
    20050125.1    1,167,910,177.04
    20050225.1    1,133,377,764.20
    20050325.1    1,099,302,074.13
    20050425.1    1,055,555,506.95
    20050525.1    1,022,879,366.89
    20050625.1    991,418,996.80
    20050725.1    958,596,993.79
    20050825.1    922,943,570.41
    20050925.1    860,207,628.47
    20051025.1    817,148,460.90
    20051125.1    776,594,953.13
    20051225.1    738,352,497.93
    20060125.1    702,230,725.53
    20060225.1    667,879,892.03
    20060325.1    0
!
 DEFINE DYNAMIC #CapBal = LOOKUP_TBL( "STEP", Curdate, "CapNotional", "CURDATE", "Balance"
)
!
 DEFINE DYNAMIC #CapBalEnd = LOOKUP_TBL( "STEP", Curdate + 30, "CapNotional", "CURDATE",
"Balance" )
!
!
 DEFINE #FloorFixed       = 4216654.36
 DEFINE #ReqPerc          = 0
 DEFINE #TrigEnhFrac       = 0
```

```
 DEFINE #CumLossShft       = 0
 DEFINE #TrigCumLossFrac   = 0
 DEFINE #SDReqPerc         = 0
 DEFINE #SDTrigEnhFrac     = 0
 DEFINE #SDCumLossShft     = 0
 DEFINE #SDTrigCumLossFrac = 0
 DEFINE #SpecOCTarg        = 4216654.36
 DEFINE STANDARDIZE OC_ACTUAL_VAL              #OC          = 4216654.36
 DEFINE STANDARDIZE OCT_INITVAL        CONSTANT #InitOCTarg   = 4216654.36
 DEFINE STANDARDIZE OCT_STEPDOWN_MONTH  CONSTANT #StepDownDate  = 37
 DEFINE STANDARDIZE OCT_STEPDOWN_FRAC   CONSTANT #StepOCFrac    = 0.006
 DEFINE STANDARDIZE EXCESS_INTEREST            #XSSpread     = 0
 DEFINE STANDARDIZE OCT_FLOOR          CONSTANT #FloorOCTarg  = #FloorFixed
 DEFINE STANDARDIZE OCT_VAL           DYNAMIC  #Octval       = #SpecOCTarg
!
 DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL * 1200
 DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) / COLL_PREV_BAL(1) *
1200
 DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) / COLL_PREV_BAL(2) *
1200
!
 DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
!
!
 DEFINE TABLE "OC_SDCUMLOSS0" (38, 2) = "MONTH" "OC_SDCUMLOSS_FRAC0"
    37.1  0.03
    38.1  0.03083333333
    39.1  0.03166666667
    40.1  0.0325
    41.1  0.03333333333
    42.1  0.03416666667
    43.1  0.035
    44.1  0.03583333333
    45.1  0.03666666667
    46.1  0.0375
    47.1  0.03833333333
    48.1  0.03916666667
    49.1  0.04
    50.1  0.040625
    51.1  0.04125
    52.1  0.041875
    53.1  0.0425
    54.1  0.043125
    55.1  0.04375
    56.1  0.044375
    57.1  0.045
    58.1  0.045625
    59.1  0.04625
    60.1  0.046875
    61.1  0.0475
    62.1  0.04770833333
    63.1  0.04791666667
    64.1  0.048125
    65.1  0.04833333333
```

```
   66.1  0.04854166667
   67.1  0.04875
   68.1  0.04895833333
   69.1  0.04916666667
   70.1  0.049375
   71.1  0.04958333333
   72.1  0.04979166667
   73.1  0.05
   360.1  0.05
!
 DEFINE TABLE "OC_CUMLOSS0" (38, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
   37.1  0.03
   38.1  0.03083333333
   39.1  0.03166666667
   40.1  0.0325
   41.1  0.03333333333
   42.1  0.03416666667
   43.1  0.035
   44.1  0.03583333333
   45.1  0.03666666667
   46.1  0.0375
   47.1  0.03833333333
   48.1  0.03916666667
   49.1  0.04
   50.1  0.040625
   51.1  0.04125
   52.1  0.041875
   53.1  0.0425
   54.1  0.043125
   55.1  0.04375
   56.1  0.044375
   57.1  0.045
   58.1  0.045625
   59.1  0.04625
   60.1  0.046875
   61.1  0.0475
   62.1  0.04770833333
   63.1  0.04791666667
   64.1  0.048125
   65.1  0.04833333333
   66.1  0.04854166667
   67.1  0.04875
   68.1  0.04895833333
   69.1  0.04916666667
   70.1  0.049375
   71.1  0.04958333333
   72.1  0.04979166667
   73.1  0.05
   360.1  0.05
!
 DEFINE DYNAMIC #AIO1_SCHED = SCHED_AMOUNT("AIO1")
 DEFINE DYNAMIC #AIO1_ENDBAL = SCHED_AMOUNT("AIO1_BAL")
!
 DEFINE DYNAMIC #AIO2_SCHED = SCHED_AMOUNT("AIO2")
 DEFINE DYNAMIC #AIO2_ENDBAL = SCHED_AMOUNT("AIO2_BAL")
```

```
!
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
 DEFINE DYNAMIC STICKY #SubBalGr1 = MAX(0, COLL_PREV_BAL(1) - BBAL("1A"))
 DEFINE DYNAMIC STICKY #SubBalGr2 = MAX(0, COLL_PREV_BAL(2) - BBAL("2A1") - BBAL("2A2"))
!
 DEFINE DYNAMIC STICKY #NetFundsCap1 = (COLL_I_MISC("COUPON",1) -
OPTIMAL_INTPMT("AIO1#1") - OPTIMAL_INTPMT("INV_1#1")) / COLL_PREV_BAL(1) * 1200
 DEFINE DYNAMIC STICKY #NetFundsCap2 = (COLL_I_MISC("COUPON",2) -
OPTIMAL_INTPMT("AIO2#1") - OPTIMAL_INTPMT("INV_2#1")) / COLL_PREV_BAL(2) * 1200
!
 DEFINE DYNAMIC STICKY #NetFundsCapSub = (#NetFundsCap1 * #SubBalGr1 + #NetFundsCap2 *
#SubBalGr2) / (#SubBalGr1 + #SubBalGr2)
!
 DEFINE DYNAMIC STICKY #Cap1 = IF BBAL("2A1","2A2") > 0.01 THEN #NetFundsCap1 ELSE
#NetFundsCapSub
 DEFINE DYNAMIC STICKY #Cap2 = IF BBAL("1A") > 0.01 THEN #NetFundsCap2 ELSE
#NetFundsCapSub
!
  INITIAL INDEX   LIBOR_6MO      1.17
  INITIAL INDEX   LIBOR_1MO      1.09
!
!
Tranche "CAP_IN" PSEUDO HEDGE
   Block $ 0.01 at 0.00 FLOAT NOTIONAL WITH FORMULA BEGIN ( #CapBal ); END ( #CapBalEnd ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY NONE FREQ M _
        Delay 0  Dated 20040225  Next 20040325
    ((1 * MIN(5.10, LIBOR_1MO)) + (-1.10))
    0    999
!
Tranche "INV_1" SEN_INV_IO
   Block 1023679417.90 at 0.01 GROUP 1  FREQ M FLOAT RESET M NOTIONAL WITH GROUP 1  _
        DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040225  Next 20040325
    ( MIN(-1 * LIBOR_1MO + 1.1, COLL_I(1) / BBAL("INV_1#1") * 1200) )
    0    999
!
Tranche "INV_2" SEN_INV_IO
   Block 379500236.46 at 0.01 GROUP 2  FREQ M FLOAT RESET M NOTIONAL WITH GROUP 2  _
        DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040225  Next 20040325
    -1 * LIBOR_1MO + 1.1
    0    999
!
Tranche "AIO1" SEN_IO
   Block 276393802.81 at 6 GROUP 1  FREQ M NOTIONAL WITH FORMULA BEGIN ( IF CURMONTH
LE 18 THEN ( MIN( COLL_PREV_BAL(1), #AIO1_SCHED ) ) ELSE 0 ); _
                                   END   ( IF CURMONTH LT 18 THEN ( MIN( COLL_BAL(1),
#AIO1_ENDBAL ) ) ELSE 0 ); _
        DAYCOUNT 30360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040225  Next 20040325
!
Tranche "AIO2" SEN_IO
   Block 102465197.19 at 6 GROUP 2  FREQ M FLOAT NOTIONAL WITH FORMULA BEGIN ( IF
```

```
CURMONTH LE 18 THEN ( MIN( COLL_PREV_BAL(2), #AIO2_SCHED ) ) ELSE 0 ); _
                                END   ( IF CURMONTH LT 18 THEN ( MIN( COLL_BAL(2),
#AIO2_ENDBAL ) ) ELSE 0 ); _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
   (MIN(6, COLL_I(2) / BBAL("AIO2#1") * 1200) )
   0   999
!
Tranche "1A" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 890601000.00 at 1.39 GROUP 1  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #Cap1 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.6 ELSE
0.3 ))
   0    999
!
Tranche "2A1" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 302101000.00 at 1.39 GROUP 2  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #Cap2 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.6 ELSE
0.3 ))
   0    999
!
Tranche "2A2" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 28063000.00 at 1.33 GROUP 2  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #Cap2 ); _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.48 ELSE
0.24 ))
   0    999
!
Tranche "A3" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 15434000.00 at 1.56  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.94 ELSE
0.47 ))
   0    999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 53320000.00 at 1.59  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.75 ELSE
0.5 ))
   0    999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 24555000.00 at 1.89  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
```

```
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.05 ELSE
0.7 ))
   0    999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 35079000.00 at 1.99  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.35 ELSE
0.9 ))
   0    999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 17539000.00 at 2.29  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.8 ELSE
1.2 ))
   0    999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 14031000.00 at 2.69  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.4 ELSE
1.6 ))
   0    999
!
Tranche "M6" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 14031000.00 at 2.89  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.7 ELSE
1.8 ))
   0    999
!
Tranche "B" JUN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 4209000.00 at 3.59  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 3.75 ELSE
2.5 ))
   0    999
!
Tranche "R" SEN_RES
  Block 1403179654.36 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
     DAYCOUNT 30360 BUSINESS_DAY NONE _
     FREQ M   Delay 24  Dated 20040201  Next 20040325
```

```
!
Tranche "OC" SEN_OC_RES
  Block 4216654.36 at 0 _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      FREQ M   Delay 24  Dated 20040201  Next 20040325
!
 Tranche "#OC"          SYMVAR
 Tranche "#SpecOCTarg"    SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
  Delay 24 Dated 20040201 Next 20040325 Settle 20040229
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
  Delay 24 Dated 20040201 Next 20040325 Settle 20040229
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
  Delay 24 Dated 20040201 Next 20040325 Settle 20040229
!
 DEFINE DYNAMIC STICKY #30360Adj_Mgmt_Fee = 30 / 360
 EXPENSE "Mgmt_Fee"           = (0.015% * ( COLL_PREV_BAL ) * #30360Adj_Mgmt_Fee);
!
 HEDGE "CAP" _
            TYPE  CAP _
            LEG  "FLT"   DEAL_RECEIVES  OPTIMAL_INTPMT  "CAP_IN" _
            BY   "Lehman Brothers Special Financing"
!

 CLASS "X"      = "INV_1" "INV_2"
 CLASS "X1"      = "AIO1" "AIO2"
 CLASS "SNR_1"   NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "1A"
 CLASS "2A1"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "2A1"
 CLASS "2A2"     NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "2A2"
 CLASS "A3"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "A3"
 CLASS "M1"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M1"
 CLASS "M2"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M2"
 CLASS "M3"      NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
```

```
              = "M3"
  CLASS "M4"      NO_BUILD_TRANCHE _
              SHORTFALL_PAYBACK  COUPONCAP TRUE _
              SHORTFALL_EARN_INT COUPONCAP TRUE _
              = "M4"
  CLASS "M5"      NO_BUILD_TRANCHE _
              SHORTFALL_PAYBACK  COUPONCAP TRUE _
              SHORTFALL_EARN_INT COUPONCAP TRUE _
              = "M5"
  CLASS "M6"      NO_BUILD_TRANCHE _
              SHORTFALL_PAYBACK  COUPONCAP TRUE _
              SHORTFALL_EARN_INT COUPONCAP TRUE _
              = "M6"
  CLASS "B"       NO_BUILD_TRANCHE _
              SHORTFALL_PAYBACK  COUPONCAP TRUE _
              SHORTFALL_EARN_INT COUPONCAP TRUE _
              = "B"
  CLASS "RESID"    = "R#1" "OC#1"
  CLASS "SNR_2"    DISTRIB_CLASS PRORATA  ALLOCATION _
              = "2A1" "2A2"
  CLASS "SNR"      DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA ALLOCATION _
              = "SNR_1" "SNR_2"
!
!
  CLASS "ROOT" _
            WRITEDOWN_BAL RULES _
            DISTRIB_CLASS RULES _
            SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
            SHORTFALL_EARN_INT INTEREST TRUE _
             = "X1" "X" "SNR" "A3" "M1" "M2" "M3" "M4" "M5" "M6" "B"  "RESID"
!
  DEFINE PSEUDO_TRANCHE CLASS "SNR"        Delay 24  Dated 20040201   Next 20040325
DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "SNR_2"      Delay 24  Dated 20040201   Next 20040325
DAYCOUNT 30360 BUSINESS_DAY NONE
!
!
  CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
     FULL_NAME   "Step Up Cumulative Loss Trigger" _
     ORIG_TESTVAL   0.000% _
     TESTVAL        ( #TrigCumLossFrac); _
     ORIG_TARGETVAL  3% _
     TARGETVAL       (#CumLossShft); _
     TRIGVAL         LODIFF
!
TRIGGER "StepUp-DlqEnh" _
     FULL_NAME   "Step Up Enhancement Delinquency Trigger" _
     ORIG_TESTVAL   0.000% _
     TESTVAL        ( #TrigEnhFrac); _
     ORIG_TARGETVAL  8.19005833570302% _
     TARGETVAL       (#ReqPerc); _
     TRIGVAL         LODIFF
```

```
!
TRIGGER "STEPUP_TRIGGER" _
     FULL_NAME  "Step Up Trigger" _
     DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of cumulative_
 realized losses divided by the original collateral balance exceeds the target defined by a schedule;_
               Month <=       %;_
                  37          3%; _
                  38          3.083333333%; _
                  39          3.166666667%; _
                  40          3.25%; _
                  41          3.333333333%; _
                  42          3.416666667%; _
                  43          3.5%; _
                  44          3.583333333%; _
                  45          3.666666667%; _
                  46          3.75%; _
                  47          3.833333333%; _
                  48          3.916666667%; _
                  49          4%; _
                  50          4.0625%; _
                  51          4.125%; _
                  52          4.1875%; _
                  53          4.25%; _
                  54          4.3125%; _
                  55          4.375%; _
                  56          4.4375%; _
                  57          4.5%; _
                  58          4.5625%; _
                  59          4.625%; _
                  60          4.6875%; _
                  61          4.75%; _
                  62          4.770833333%; _
                  63          4.791666667%; _
                  64          4.8125%; _
                  65          4.833333333%; _
                  66          4.854166667%; _
                  67          4.875%; _
                  68          4.895833333%; _
                  69          4.916666667%; _
                  70          4.9375%; _
                  71          4.958333333%; _
                  72          4.979166667%; _
                  73          5%; _
                  360         5%; _
_
 or;(2) the aggregate principal balance of all delinquent loans * 1_
 as a percentage of the respective collateral balance exceeds :_
 0.63 * the Senior Enhancement Percentage."_
     IMPACT    "If a Step Up Trigger is in effect the OC target will change to_
 the last value before the trigger occurred if a stepdown has_
 occurred.  It has no effect if a stepdown has not occurred." _
     TRIGVAL FORMULA ( min(TRIGGER("StepUp-CumLoss","TRIGVAL"),
TRIGGER("StepUp-DlqEnh","TRIGVAL")));
!
```

```
TRIGGER "StepDown-DlqEnh" _
     FULL_NAME  "Step Down Enhancement Delinquency Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL       ( #SDTrigEnhFrac); _
     ORIG_TARGETVAL  8.19005833570302% _
     TARGETVAL      (#SDReqPerc); _
     TRIGVAL        LODIFF
!
TRIGGER "StepDown-CumLoss" _
     FULL_NAME  "Step Down Cumulative Loss Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL       ( #SDTrigCumLossFrac); _
     ORIG_TARGETVAL  3% _
     TARGETVAL      (#SDCumLossShft); _
     TRIGVAL        LODIFF
!
TRIGGER "STEPDOWN_TRIGGER" _
     FULL_NAME  "Step Down Trigger" _
     DEFINITION "A Step Down Trigger exists, if_
;(1) the aggregate principal balance of all delinquent loans * 1_
 as a percentage of the respective collateral balance exceeds :_
 0.63 * the Senior Enhancement Percentage._
 or;(2) a percentage calculated as the quotient of the amount of cumulative_
 realized losses divided by the collateral balance exceeds the target defined by a schedule;_
              Month <=        %;_
                 37        3%; _
                 38        3.083333333%; _
                 39        3.166666667%; _
                 40        3.25%; _
                 41        3.333333333%; _
                 42        3.416666667%; _
                 43        3.5%; _
                 44        3.583333333%; _
                 45        3.666666667%; _
                 46        3.75%; _
                 47        3.833333333%; _
                 48        3.916666667%; _
                 49        4%; _
                 50        4.0625%; _
                 51        4.125%; _
                 52        4.1875%; _
                 53        4.25%; _
                 54        4.3125%; _
                 55        4.375%; _
                 56        4.4375%; _
                 57        4.5%; _
                 58        4.5625%; _
                 59        4.625%; _
                 60        4.6875%; _
                 61        4.75%; _
                 62        4.770833333%; _
                 63        4.791666667%; _
                 64        4.8125%; _
                 65        4.833333333%; _
                 66        4.854166667%; _
```

```
                    67        4.875%; _
                    68        4.895833333%; _
                    69        4.916666667%; _
                    70        4.9375%; _
                    71        4.958333333%; _
                    72        4.979166667%; _
                    73        5%; _
                    360        5%; _
"_
   IMPACT   "If a Step Down Trigger is in effect the OC target CANNOT stepdown to_
 0.60% of the total current balance of all bonds." _
   TRIGVAL FORMULA ( min(TRIGGER("StepDown-DlqEnh","TRIGVAL"),
TRIGGER("StepDown-CumLoss","TRIGVAL")));
!
 OPTIONAL REDEMPTION:   "Cleanup" _
                  WHEN_EXPR ( COLL_PREV_BAL / #OrigCollBal < 10% ); _
                  PRICE_P ( COLL_BAL ); _
                  PRICE_I ( COLL_BAL * COLL_NETRATE / 1200 * 24 / 30 ); _
                  DISTR_I ACCRUE
!
 OPTIONAL REDEMPTION "DealTermination" _
   MANDATORY _
   PRICE_P ( COLL_BAL ); _
   WHEN_EXPR ( DBAL LT .01 );
!
!
 INTEREST_SHORTFALL GROUP 1 FULL_PREPAY    Compensate Pro_rata _
                   PARTIAL_PREPAY Compensate Pro_rata _
                   LOSS        NO_Compensate SUBORDINATED ACCUM
!
 INTEREST_SHORTFALL GROUP 2 FULL_PREPAY    Compensate Pro_rata _
                   PARTIAL_PREPAY Compensate Pro_rata _
                   LOSS        NO_Compensate SUBORDINATED ACCUM
!
 DEFINE MACRO BLOCK #SNR_Int =
{
------------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS INTEREST PRO_RATA  ( "SNR_1"; "SNR_2" )
------------------------------------
------------------------------------
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTEREST PRO_RATA  ( "2A1"; "2A2" )
------------------------------------
}
 DEFINE MACRO BLOCK #SNR_InS =
{
------------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS INTSHORT PRO_RATA  ( "SNR_1"; "SNR_2" )
------------------------------------
------------------------------------
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTSHORT PRO_RATA  ( "2A1"; "2A2" )
------------------------------------
```

```
}
 DEFINE MACRO BLOCK #SNR_Prn[1] =
{
-----------------------------------
     when :  IS_TRUE( {#1} )
  calculate :  #SeniorPrinc        = #PrincPmt / #DistribAmt * #ClassSNRPDA
  calculate :  #SeniorXtraP        = #ClassSNRPDA - #SeniorPrinc
!
  calculate :  #SeniorPDA1         = MIN( BBAL("SNR_1"), (#SeniorPrinc * #PrincFrac1) + (#SeniorXtraP *
#XtraPFrac1))
  calculate :  #SeniorPDA2         = MIN( BBAL("SNR_2"), (#SeniorPrinc * #PrincFrac2) + (#SeniorXtraP *
#XtraPFrac2))
-----------------------------------
     from :  SUBACCOUNT ( #SeniorPDA1, CLASS "SNR" )
      pay :  CLASS BALANCE SEQUENTIAL ( "SNR_1" )
-----------------------------------
     from :  SUBACCOUNT ( #SeniorPDA2, CLASS "SNR" )
      pay :  CLASS BALANCE SEQUENTIAL ( "SNR_2" )
-----------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS BALANCE PRO_RATA ( "SNR_1"; "SNR_2" )
-----------------------------------
!
  calculate :  #P_SNR_2 = BBAL("2A1","2A2") - BBAL("SNR_2")
-----------------------------------
  calculate :  #P_2A1 = BBAL("2A1") / BBAL("2A1","2A2") * #P_SNR_2
  calculate :  #P_2A2 = BBAL("2A2") / BBAL("2A1","2A2") * #P_SNR_2
-----------------------------------
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTEREST SEQUENTIAL ( "2A1" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "2A1" )
-----------------------------------
     from :  CLASS ( "SNR_2" )
     from :  SUBACCOUNT ( #P_SNR_2 )
 subject to :  CEILING ( #P_2A1 )
      pay :  CLASS BALANCE  SEQUENTIAL ( "2A1" )
-----------------------------------
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTEREST SEQUENTIAL ( "2A2" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "2A2" )
-----------------------------------
     from :  CLASS ( "SNR_2" )
     from :  SUBACCOUNT ( #P_SNR_2 )
 subject to :  CEILING ( #P_2A2 )
      pay :  CLASS BALANCE  SEQUENTIAL ( "2A2" )
-----------------------------------
!
-----------------------------------
     from :  CLASS ( "SNR_1" )
      pay :  SEQUENTIAL ( "1A#1" )
-----------------------------------
     from :  CLASS ( "2A1" )
      pay :  SEQUENTIAL ( "2A1#1" )
-----------------------------------
     from :  CLASS ( "2A2" )
```

```
      pay :  SEQUENTIAL ( "2A2#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #A3_Prn =
{
-----------------------------------
     from :  CLASS ( "A3" )
      pay :  SEQUENTIAL ( "A3#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M1_Prn =
{
-----------------------------------
     from :  CLASS ( "M1" )
      pay :  SEQUENTIAL ( "M1#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M2_Prn =
{
-----------------------------------
     from :  CLASS ( "M2" )
      pay :  SEQUENTIAL ( "M2#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M3_Prn =
{
-----------------------------------
     from :  CLASS ( "M3" )
      pay :  SEQUENTIAL ( "M3#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M4_Prn =
{
-----------------------------------
     from :  CLASS ( "M4" )
      pay :  SEQUENTIAL ( "M4#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M5_Prn =
{
-----------------------------------
     from :  CLASS ( "M5" )
      pay :  SEQUENTIAL ( "M5#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M6_Prn =
{
-----------------------------------
     from :  CLASS ( "M6" )
      pay :  SEQUENTIAL ( "M6#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #B_Prn =
{
-----------------------------------
```

```
     from :  CLASS ( "B" )
      pay :  SEQUENTIAL ( "B#1" )
------------------------------------
}
!
!
 CMO Block Payment Rules
------------------------------------
   calculate : #HedgePaySave = 0.00
------------------------------------
   calculate :  #PrincFrac1        = COLL_P(1) / COLL_P
   calculate :  #PrincFrac2        = COLL_P(2) / COLL_P
!
   calculate :  #XtraPFrac1        = COLL_P(1) / COLL_P
   calculate :  #XtraPFrac2        = COLL_P(2) / COLL_P
!
   calculate :  #Princ          = COLL_P
!
   calculate :  #Interest        = COLL_I
!
   calculate :  #PrevSpecOC        = #SpecOCTarg
!
   calculate :  #CurrentOC        = MAX( 0, COLL_BAL - (BBAL("1A#1", "2A1#1", "2A2#1", "A3#1",
"M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "M6#1", "B#1") - #Princ))
!
   calculate :  #XSSpread        = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + COUPONCAP_SHORTFALL("ROOT") - EXPENSE("Mgmt_Fee") )
!
   calculate :  #FloorOCTotal       = #FloorOCTarg
!
   calculate :  #StepOCTarg        = DBAL * #StepOCFrac
!
   calculate :  #StepDownDatePass    = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
   calculate :  #SpecOCTarg        = MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal )
!
   calculate :  #SpecOCTarg        = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg        = #Octval
!
   calculate :  #OCDeficiency       = MAX(0, #SpecOCTarg - #CurrentOC)
!
   calculate :  #OCSurplus        = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
   calculate :  #PrincPmt        = MAX(0, COLL_P - #OCSurplus)
!
   calculate :  #XSIntRem        = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Mgmt_Fee"))
!
   calculate :  #SubDefic        = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
   calculate :  #AddPrinc        = MIN( #XSIntRem, #SubDefic )
```

```
  calculate : #XSIntRem          = MAX( 0, #XSIntRem - #AddPrinc )
!
  calculate : #XtraPDA          = MIN( #OCDeficiency, #XSIntRem )
  calculate : #XSIntRem          = MAX( 0, #XSIntRem - #XtraPDA )
!
  calculate : #DistribAmt        = #PrincPmt + #AddPrinc + #XtraPDA
!
  calculate : #ClassSNRPDA       = BBAL("1A", "2A1", "2A2") _
                       - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct * COLL_BAL)
  calculate : #ClassSNRPDA       = MAX( 0.0, MIN(BBAL("1A", "2A1", "2A2"), #ClassSNRPDA ))
  calculate : #ClassSNRPDA       = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
  calculate : #SenEnhancePct      = (COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
  calculate : #StepDownBal       = (#SenEnhancePct - #SpecSenEnhPct) + 1E-8 GE 0.00
!
  calculate : #SDReqPerc         = 0.63 *(COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
  calculate : #SDTrigEnhFrac      = 1 * AVG_COLL("RATE",-1,2,1)
!
  calculate : #SDCumLossShft      = LOOKUP_TBL( "STEP", CURMONTH , "OC_SDCUMLOSS0",
"MONTH", "OC_SDCUMLOSS_FRAC0" )
  calculate : #SDTrigCumLossFrac   = DELINQ_LOSS_ACCUM / #OrigCollBal
!
  calculate : #SDTrigEvent        = TRIGGER("STEPDOWN_TRIGGER")
!
  calculate : #StepDown          = #StepDown OR (( #StepDownDatePass AND #StepDownBal )  AND
NOT #SDTrigEvent )
!
  calculate : #ReqPerc          = 0.63 *(COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
  calculate : #TrigEnhFrac        = 1 * AVG_COLL("RATE",-1,2,1)
!
  calculate : #CumLossShft       = LOOKUP_TBL( "STEP",  CURMONTH    , "OC_CUMLOSS0",
"MONTH", "OC_CUMLOSS_FRAC0" )
  calculate : #TrigCumLossFrac    = DELINQ_LOSS_ACCUM / #OrigCollBal
!
  calculate : #TrigEvent         = TRIGGER("STEPUP_TRIGGER")
!
  calculate : #TrigOCTargPost     = #PrevSpecOC
!
  calculate : #SpecOCTarg        = IF #StepDown _
                    THEN IF #TrigEvent _
                       THEN MAX( MIN( #InitOCTarg, #StepOCTarg ) , #TrigOCTargPost,
#FloorOCTotal ) _
                       ELSE MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal ) _
                    ELSE MAX ( #InitOCTarg, #FloorOCTotal )
!
  calculate : #SpecOCTarg        = MIN( #SpecOCTarg, COLL_BAL )
!
  calculate : #SpecOCTarg        = #Octval
!
```

```
  calculate : #OCDeficiency       = MAX(0, #SpecOCTarg - #CurrentOC)
!
  calculate : #OCSurplus         = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
  calculate : #PrincPmt          = MAX(0, COLL_P - #OCSurplus)
!
!
  calculate : #XSIntRem          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Mgmt_Fee"))
!
  calculate : #SubDefic          = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
  calculate : #AddPrinc          = MIN( #XSIntRem, #SubDefic )
  calculate : #XSIntRem           = MAX( 0, #XSIntRem - #AddPrinc )
!
  calculate : #XtraPDA           = MIN( #OCDeficiency, #XSIntRem )
  calculate : #XSIntRem           = MAX( 0, #XSIntRem - #XtraPDA )
!
  calculate : #DistribAmt        = #PrincPmt + #AddPrinc + #XtraPDA
!
  calculate : #ClassSNRPDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt _
                      ELSE BBAL("1A", "2A1", "2A2") _
                      - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct * COLL_BAL)
  calculate : #ClassSNRPDA        = MAX( 0.0, MIN(BBAL("1A", "2A1", "2A2"), #ClassSNRPDA ))
  calculate : #ClassSNRPDA        = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
  calculate : #ClassA3PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt - #ClassSNRPDA _
                      ELSE BBAL("1A", "2A1", "2A2", "A3") - #ClassSNRPDA _
                      - MIN(COLL_BAL - #FloorOCTotal, #A3TargPct * COLL_BAL)
  calculate : #ClassA3PDA        = MAX( 0.0, MIN(BBAL("A3"), #ClassA3PDA ))
  calculate : #ClassA3PDA        = MAX( 0, MIN( #ClassA3PDA, #DistribAmt - #ClassSNRPDA ) )
!
!
  calculate : #ClassM1PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA _
                      ELSE BBAL("1A", "2A1", "2A2", "A3", "M1") - #ClassSNRPDA - #ClassA3PDA _
                      - MIN(COLL_BAL - #FloorOCTotal, #M1TargPct * COLL_BAL)
  calculate : #ClassM1PDA        = MAX( 0.0, MIN(BBAL("M1"), #ClassM1PDA ))
  calculate : #ClassM1PDA        = MAX( 0, MIN( #ClassM1PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA ) )
!
!
  calculate : #ClassM2PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA _
                      ELSE BBAL("1A", "2A1", "2A2", "A3", "M1", "M2") - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA _
                      - MIN(COLL_BAL - #FloorOCTotal, #M2TargPct * COLL_BAL)
  calculate : #ClassM2PDA        = MAX( 0.0, MIN(BBAL("M2"), #ClassM2PDA ))
  calculate : #ClassM2PDA        = MAX( 0, MIN( #ClassM2PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA ) )
!
```

```
!
  calculate : #ClassM3PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                         THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA -
#ClassM2PDA _
                         ELSE BBAL("1A", "2A1", "2A2", "A3", "M1", "M2", "M3") - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA - #ClassM2PDA _
                         - MIN(COLL_BAL - #FloorOCTotal, #M3TargPct * COLL_BAL)
  calculate : #ClassM3PDA        = MAX( 0.0, MIN(BBAL("M3"), #ClassM3PDA ))
  calculate : #ClassM3PDA        = MAX( 0, MIN( #ClassM3PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA - #ClassM2PDA ) )
!
!
  calculate : #ClassM4PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                         THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA _
                         ELSE BBAL("1A", "2A1", "2A2", "A3", "M1", "M2", "M3", "M4") - #ClassSNRPDA
- #ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                         - MIN(COLL_BAL - #FloorOCTotal, #M4TargPct * COLL_BAL)
  calculate : #ClassM4PDA        = MAX( 0.0, MIN(BBAL("M4"), #ClassM4PDA ))
  calculate : #ClassM4PDA        = MAX( 0, MIN( #ClassM4PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
  calculate : #ClassM5PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                         THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                         ELSE BBAL("1A", "2A1", "2A2", "A3", "M1", "M2", "M3", "M4", "M5") -
#ClassSNRPDA - #ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                         - MIN(COLL_BAL - #FloorOCTotal, #M5TargPct * COLL_BAL)
  calculate : #ClassM5PDA        = MAX( 0.0, MIN(BBAL("M5"), #ClassM5PDA ))
  calculate : #ClassM5PDA        = MAX( 0, MIN( #ClassM5PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA ) )
!
!
  calculate : #ClassM6PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                         THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                         ELSE BBAL("1A", "2A1", "2A2", "A3", "M1", "M2", "M3", "M4", "M5", "M6") -
#ClassSNRPDA - #ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA -
#ClassM5PDA _
                         - MIN(COLL_BAL - #FloorOCTotal, #M6TargPct * COLL_BAL)
  calculate : #ClassM6PDA        = MAX( 0.0, MIN(BBAL("M6"), #ClassM6PDA ))
  calculate : #ClassM6PDA        = MAX( 0, MIN( #ClassM6PDA, #DistribAmt - #ClassSNRPDA -
#ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA ) )
!
!
  calculate : #ClassBPDA         = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                         THEN #DistribAmt - #ClassSNRPDA - #ClassA3PDA - #ClassM1PDA -
#ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA _
                         ELSE BBAL("1A", "2A1", "2A2", "A3", "M1", "M2", "M3", "M4", "M5", "M6", "B") -
#ClassSNRPDA - #ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA -
#ClassM5PDA - #ClassM6PDA _
                         - MIN(COLL_BAL - #FloorOCTotal, #BTargPct * COLL_BAL)
  calculate : #ClassBPDA         = MAX( 0.0, MIN(BBAL("B"), #ClassBPDA ))
  calculate : #ClassBPDA         = MAX( 0, MIN( #ClassBPDA, #DistribAmt - #ClassSNRPDA -
```

```
#ClassA3PDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA ) )
!
!
 calculate : "SNR" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassSNRPDA
!
 calculate : "A3" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassA3PDA
!
 calculate : "M1" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM1PDA
!
 calculate : "M2" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM2PDA
!
 calculate : "M3" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM3PDA
!
 calculate : "M4" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM4PDA
!
 calculate : "M5" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM5PDA
!
 calculate : "M6" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM6PDA
!
 calculate : "B" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassBPDA
!
 calculate : "RESID" _
 NO_CHECK CUSTOM  AMOUNT      = MAX(0, #Princ - OPTIMAL_PRINCPMT("SNR", "A3", "M1",
"M2", "M3", "M4", "M5", "M6", "B"))
!
------------------------------------
     pay : CLASS INTEREST  PRO_RATA  ( "SNR" )
------------------------------------
 {#SNR_Int}
------------------------------------
     pay : CLASS INTEREST  PRO_RATA  ( "X1" )
     pay : CLASS INTEREST  PRO_RATA  ( "X" )
     pay : CLASS INTEREST  PRO_RATA  ( "A3" )
     pay : CLASS INTEREST  PRO_RATA  ( "M1" )
     pay : CLASS INTEREST  PRO_RATA  ( "M2" )
     pay : CLASS INTEREST  PRO_RATA  ( "M3" )
     pay : CLASS INTEREST  PRO_RATA  ( "M4" )
     pay : CLASS INTEREST  PRO_RATA  ( "M5" )
     pay : CLASS INTEREST  PRO_RATA  ( "M6" )
     pay : CLASS INTEREST  PRO_RATA  ( "B" )
     pay : CLASS INTSHORT  PRO_RATA  ( "SNR" )
------------------------------------
 {#SNR_InS}
------------------------------------
     pay : CLASS INTSHORT  PRO_RATA  ( "X1" )
```

```
pay : CLASS INTSHORT  PRO_RATA  ( "X" )
pay : CLASS INTSHORT  PRO_RATA  ( "A3" )
pay : CLASS INTSHORT  PRO_RATA  ( "M1" )
pay : CLASS INTSHORT  PRO_RATA  ( "M2" )
pay : CLASS INTSHORT  PRO_RATA  ( "M3" )
pay : CLASS INTSHORT  PRO_RATA  ( "M4" )
pay : CLASS INTSHORT  PRO_RATA  ( "M5" )
pay : CLASS INTSHORT  PRO_RATA  ( "M6" )
pay : CLASS INTSHORT  PRO_RATA  ( "B" )
-----------------------------------
from :  CLASS ( "ROOT" )
pay :  EXPENSE ( "Mgmt_Fee" )
-----------------------------------
pay :  CLASS PRINCIPAL SEQUENTIAL  ( "SNR" )
-----------------------------------
{#SNR_Prn}{1}
-----------------------------------
pay :  CLASS PRINCIPAL SEQUENTIAL  ( "A3" )
-----------------------------------
{#A3_Prn}
-----------------------------------
pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
-----------------------------------
{#M1_Prn}
-----------------------------------
pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
-----------------------------------
{#M2_Prn}
-----------------------------------
pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
-----------------------------------
{#M3_Prn}
-----------------------------------
pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M4" )
-----------------------------------
{#M4_Prn}
-----------------------------------
pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M5" )
-----------------------------------
{#M5_Prn}
-----------------------------------
pay :  CLASS PRINCIPAL SEQUENTIAL  ( "M6" )
-----------------------------------
{#M6_Prn}
-----------------------------------
pay :  CLASS PRINCIPAL SEQUENTIAL  ( "B" )
-----------------------------------
{#B_Prn}
-----------------------------------
from :  CLASS ( "ROOT" )
pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "SNR_1"; "2A1"; "2A2"; "A3"; "M1"; "M2"; "M3";
"M4"; "M5"; "M6"; "B" )
-----------------------------------
from :  CLASS ( "ROOT" )
pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
```

```
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M6" )
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B" )
-----------------------------------
      from :  HEDGE ("CAP")
 subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP", "ACTUAL_PMT")))
       pay :  CLASS COUPONCAP_SHORT PRO_RATA("SNR_1" ; "2A1" ; "2A2" ; "A3" ; "M1" ; "M2" ;
"M3" ; "M4" ; "M5" ; "M6" ; "B")
-----------------------------------
      from :  HEDGE ("CAP")
       pay :  AS_INTEREST ("R#1")
-----------------------------------
!
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "RESID" )
       pay :  AS_INTEREST ( "OC#1" )
-----------------------------------
       pay :  SEQUENTIAL  ( "OC#1" )
-----------------------------------
  calculate : #WriteDown = MAX(0.0,
BBAL("1A#1","2A1#1","2A2#1","A3#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","B#1","OC#1") -
COLL_BAL)
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN PRO_RATA ( "OC#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "B#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M6#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
```

```
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
------------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
------------------------------------
  calculate : #BondBal    =
BBAL("1A#1","2A1#1","2A2#1","A3#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","B#1")
  calculate : #BondBal1    = BBAL("SNR_1")
  calculate : #BondBal2    = BBAL("SNR_2")
  calculate : #OC          = MAX( 0, COLL_BAL - #BondBal )
  calculate : #IncrOC      = MAX( 0, #OC - BBAL( "OC#1" ) )
  calculate : #DecrOC      = MAX( 0, BBAL( "OC#1" ) - #OC)
------------------------------------
      from :  SUBACCOUNT ( #IncrOC )
       pay :  WRITEUP SEQUENTIAL ( "OC#1" )
------------------------------------
      from :  SUBACCOUNT ( #DecrOC )
       pay :  WRITEDOWN SEQUENTIAL ( "OC#1" )
------------------------------------
Schedule "AIO1" GROUP 1
DECLARE
VALUES OK
   20040325     276,393,802.81
   20040425     276,393,802.81
   20040525     276,393,802.81
   20040625     276,393,802.81
   20040725     276,393,802.81
   20040825     276,393,802.81
   20040925     245,682,974.97
   20041025     245,682,974.97
   20041125     245,682,974.97
   20041225     245,682,974.97
   20050125     245,682,974.97
   20050225     245,682,974.97
   20050325     214,972,876.68
   20050425     214,972,876.68
   20050525     214,972,876.68
   20050625     214,972,876.68
   20050725     214,972,876.68
   20050825     214,972,876.68
   20050925            0
!
Schedule "AIO2" GROUP 2
DECLARE
VALUES OK
   20040325     102,465,197.19
   20040425     102,465,197.19
   20040525     102,465,197.19
   20040625     102,465,197.19
   20040725     102,465,197.19
   20040825     102,465,197.19
   20040925      91,080,025.03
   20041025      91,080,025.03
```

20041125	91,080,025.03
20041225	91,080,025.03
20050125	91,080,025.03
20050225	91,080,025.03
20050325	79,695,123.32
20050425	79,695,123.32
20050525	79,695,123.32
20050625	79,695,123.32
20050725	79,695,123.32
20050825	79,695,123.32
20050925	0

!
Schedule "AIO1_BAL" GROUP 1
DECLARE
VALUES OK

20040325	276,393,802.81
20040425	276,393,802.81
20040525	276,393,802.81
20040625	276,393,802.81
20040725	276,393,802.81
20040825	245,682,974.97
20040925	245,682,974.97
20041025	245,682,974.97
20041125	245,682,974.97
20041225	245,682,974.97
20050125	245,682,974.97
20050225	214,972,876.68
20050325	214,972,876.68
20050425	214,972,876.68
20050525	214,972,876.68
20050625	214,972,876.68
20050725	214,972,876.68
20050825	0

!
Schedule "AIO2_BAL" GROUP 2
DECLARE
VALUES OK

20040325	102,465,197.19
20040425	102,465,197.19
20040525	102,465,197.19
20040625	102,465,197.19
20040725	102,465,197.19
20040825	91,080,025.03
20040925	91,080,025.03
20041025	91,080,025.03
20041125	91,080,025.03
20041225	91,080,025.03
20050125	91,080,025.03
20050225	79,695,123.32
20050325	79,695,123.32
20050425	79,695,123.32
20050525	79,695,123.32
20050625	79,695,123.32
20050725	79,695,123.32
20050825	0

!
!
Collateral OVER
!
! Factor --Delay--
! Type Date P/Y BV Use BV for 0
WL 20040201 9999 9999 FALSE
!
! Pool# Type Gross Current Original --Fee-- Maturity Orig ARM Gross #mos #mos P#mos P#mos Life Reset Life Max Look
! Coupon Factor Balance P/Y BV P/Y BV Term Index Margin ToRst RstPer ToRst RstPer Cap Cap Floor Negam Back
!! BEGINNING OF COLLATERAL
M 1 "1. 1 YR CMT No Penalty" WL 00 WAC 8.328 (1611089.15 / 1611089.15); 1611089.15 0.5 0.5 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO 6.364 12 12 SYNC_INT 14.33 2 6.36 0 45 GROUP "1A" TEASER
M 2 "1. 15yr Fixed 1 yr Penalty" WL 00 WAC 6.308 (3830609.79 / 3830609.79); 3830609.79 0.5 0.5 179:1 179:1 180 NO_CHECK GROUP "1F"
M 3 "1. 15yr Fixed 2 yr Penalty" WL 00 WAC 7.653 (1418316.59 / 1418316.59); 1418316.59 0.5 0.5 179:1 179:1 180 NO_CHECK GROUP "1F"
M 4 "1. 15yr Fixed 3 yr Penalty" WL 00 WAC 6.916 (24975944.66 / 24975944.66); 24975944.66 0.5 0.5 178:1 178:1 179 NO_CHECK GROUP "1F"
M 5 "1. 15yr Fixed No Penalty" WL 00 WAC 7.517 (12570367.89 / 12570367.89); 12570367.89 0.5 0.5 178:1 178:1 179 NO_CHECK GROUP "1F"
M 6 "1. 2/28 1 yr Penalty" WL 00 WAC 7.31 (2307348.40 / 2307348.40); 2307348.40 0.5 0.5 358:2 358:2 360 NO_CHECK ARM LIBOR_6MO 5.071 23 6 SYNC_INT 13.31 1 5.07 0 45 INIT_PERCAP 3 GROUP "1A" TEASER
M 7 "1. 2/28 2 yr Penalty" WL 00 WAC 7.507 (546617304.20 / 546617304.20); 546617304.20 0.5 0.5 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO 5.558 24 6 SYNC_INT 13.51 1 5.56 0 45 INIT_PERCAP 3 GROUP "1A" TEASER
M 8 "1. 2/28 3 yr Penalty" WL 00 WAC 8.468 (822115.42 / 822115.42); 822115.42 0.5 0.5 358:2 358:2 360 NO_CHECK ARM LIBOR_6MO 6.751 23 6 SYNC_INT 14.47 1 6.75 0 45 INIT_PERCAP 3 GROUP "1A" TEASER
M 9 "1. 2/28 No Penalty" WL 00 WAC 7.656 (117047672.57 / 117047672.57); 117047672.57 0.5 0.5 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO 6.045 24 6 SYNC_INT 13.66 1 6.05 0 45 INIT_PERCAP 3 GROUP "1A" TEASER
M 10 "1. 30yr Fixed 1 yr Penalty" WL 00 WAC 6.582 (28896161.51 / 28896161.51); 28896161.51 0.5 0.5 355:1 355:1 356 NO_CHECK GROUP "1F"
M 11 "1. 30yr Fixed 2 yr Penalty" WL 00 WAC 7.169 (4640114.56 / 4640114.56); 4640114.56 0.5 0.5 359:1 359:1 360 NO_CHECK GROUP "1F"
M 12 "1. 30yr Fixed 3 yr Penalty" WL 00 WAC 7.097 (125621026.32 / 125621026.32); 125621026.32 0.5 0.5 359:1 359:1 360 NO_CHECK GROUP "1F"
M 13 "1. 30yr Fixed No Penalty" WL 00 WAC 7.285 (54038277.63 /

54038277.63); 54038277.63 0.5 0.5 358:1 358:1 359 NO_CHECK
GROUP "1F"
M 14 "1. 3/27 2 yr Penalty" WL 00 WAC 7.162 (1867106.02 / 1867106.02);
1867106.02 0.5 0.5 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO
5.214 36 6 SYNC_INT 13.16 1 5.21 0 45 INIT_PERCAP 3
GROUP "1A" TEASER
M 15 "1. 3/27 3 yr Penalty" WL 00 WAC 7.279 (36514510.43 / 36514510.43);
36514510.43 0.5 0.5 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO
5.557 36 6 SYNC_INT 13.28 1 5.56 0 45 INIT_PERCAP 3
GROUP "1A" TEASER
M 16 "1. 3/27 No Penalty" WL 00 WAC 7.117 (5852111.43 / 5852111.43);
5852111.43 0.5 0.5 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO
6.16 36 6 SYNC_INT 13.12 1 6.16 0 45 INIT_PERCAP 3
GROUP "1A" TEASER
M 17 "1. Balloon 1 yr Penalty" WL 00 WAC 6.981 (454400.14 / 454400.14);
454400.14 0.5 0.5 359:1 359:1 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP "1F"
M 18 "1. Balloon 2 yr Penalty" WL 00 WAC 7.587 (1273845.48 / 1273845.48);
1273845.48 0.5 0.5 359:1 359:1 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP "1F"
M 19 "1. Balloon 3 yr Penalty" WL 00 WAC 6.858 (44056416.78 / 44056416.78
); 44056416.78 0.5 0.5 359:1 359:1 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP "1F"
M 20 "1. Balloon No Penalty" WL 00 WAC 7.13 (9264678.93 / 9264678.93);
9264678.93 0.5 0.5 359:1 359:1 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP "1F"
M 21 "2. 1 YR CMT No Penalty" WL 00 WAC 9.257 (449047.77 / 449047.77
); 449047.77 0.5 0.5 359:1 359:1 360 NO_CHECK ARM
LIBOR_6MO 7.546 12 12 SYNC_INT 15.26 2 7.55 0 45
GROUP "2A" TEASER
M 22 "2. 15yr Fixed 1 yr Penalty" WL 00 WAC 6.99 (496833.10 / 496833.10);
496833.10 0.5 0.5 179:1 179:1 180 NO_CHECK
GROUP "2F"
M 23 "2. 15yr Fixed 2 yr Penalty" WL 00 WAC 10.343 (59917.28 / 59917.28);
59917.28 0.5 0.5 179:1 179:1 180 NO_CHECK
GROUP "2F"
M 24 "2. 15yr Fixed 3 yr Penalty" WL 00 WAC 7.553 (5384087.95 / 5384087.95
); 5384087.95 0.5 0.5 179:1 179:1 180 NO_CHECK
GROUP "2F"
M 25 "2. 15yr Fixed 5 yr Penalty" WL 00 WAC 7.608 (1150330.62 / 1150330.62
); 1150330.62 0.5 0.5 175:2 175:2 177 NO_CHECK
GROUP "2F"
M 26 "2. 15yr Fixed No Penalty" WL 00 WAC 8.588 (3748747.21 / 3748747.21
); 3748747.21 0.5 0.5 179:1 179:1 180 NO_CHECK
GROUP "2F"
M 27 "2. 2/28 1 yr Penalty" WL 00 WAC 7.137 (1552382.49 / 1552382.49);
1552382.49 0.5 0.5 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO
3.87 23 6 SYNC_INT 13.14 1 3.87 0 45 INIT_PERCAP 3
GROUP "2A" TEASER
M 28 "2. 2/28 2 yr Penalty" WL 00 WAC 7.538 (193186077.84 / 193186077.84
); 193186077.84 0.5 0.5 359:1 359:1 360 NO_CHECK ARM
LIBOR_6MO 5.53 24 6 SYNC_INT 13.54 1 5.53 0 45
INIT_PERCAP 3 GROUP "2A" TEASER
M 29 "2. 2/28 3 yr Penalty" WL 00 WAC 7.418 (362991.38 / 362991.38);
362991.38 0.5 0.5 358:2 358:2 360 NO_CHECK ARM LIBOR_6MO

5.168 23 6 SYNC_INT 13.42 1 5.17 0 45 INIT_PERCAP 3
GROUP "2A" TEASER
M 30 "2. 2/28 No Penalty" WL 00 WAC 7.765 (48465150.60 / 48465150.60
); 48465150.60 0.5 0.5 359:1 359:1 360 NO_CHECK ARM
LIBOR_6MO 6.085 24 6 SYNC_INT 13.77 1 6.09 0 45
INIT_PERCAP 3 GROUP "2A" TEASER
M 31 "2. 30yr Fixed 1 yr Penalty" WL 00 WAC 6.505 (9864733.46 / 9864733.46
); 9864733.46 0.5 0.5 356:1 356:1 357 NO_CHECK
GROUP "2F"
M 32 "2. 30yr Fixed 2 yr Penalty" WL 00 WAC 7.39 (1438676.44 / 1438676.44
); 1438676.44 0.5 0.5 359:1 359:1 360 NO_CHECK
GROUP "2F"
M 33 "2. 30yr Fixed 3 yr Penalty" WL 00 WAC 6.8 (47022371.46 / 47022371.46
); 47022371.46 0.5 0.5 359:1 359:1 360 NO_CHECK
GROUP "2F"
M 34 "2. 30yr Fixed 5 yr Penalty" WL 00 WAC 6.751 (6466069.58 / 6466069.58
); 6466069.58 0.5 0.5 357:2 357:2 359 NO_CHECK
GROUP "2F"
M 35 "2. 30yr Fixed No Penalty" WL 00 WAC 7.582 (17664530.36 /
17664530.36); 17664530.36 0.5 0.5 359:0 359:0 359 NO_CHECK
GROUP "2F"
M 36 "2. 3/27 2 yr Penalty" WL 00 WAC 7.076 (213653.26 / 213653.26);
213653.26 0.5 0.5 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO
5.171 36 6 SYNC_INT 13.08 1 5.17 0 45 INIT_PERCAP 3
GROUP "2A" TEASER
M 37 "2. 3/27 3 yr Penalty" WL 00 WAC 7.042 (17397928.91 / 17397928.91);
17397928.91 0.5 0.5 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO
5.597 36 6 SYNC_INT 13.04 1 5.6 0 45 INIT_PERCAP 3
GROUP "2A" TEASER
M 38 "2. 3/27 No Penalty" WL 00 WAC 7.785 (2305921.24 / 2305921.24);
2305921.24 0.5 0.5 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO
6 36 6 SYNC_INT 13.79 1 6 0 45 INIT_PERCAP 3
GROUP "2A" TEASER
M 39 "2. Balloon 2 yr Penalty" WL 00 WAC 6.28 (1162331.80 / 1162331.80);
1162331.80 0.5 0.5 360:0 360:0 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP "2F"
M 40 "2. Balloon 3 yr Penalty" WL 00 WAC 6.657 (13517234.65 / 13517234.65
); 13517234.65 0.5 0.5 359:1 359:1 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP "2F"
M 41 "2. Balloon 5 yr Penalty" WL 00 WAC 6.718 (4913218.06 / 4913218.06);
4913218.06 0.5 0.5 358:2 358:2 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP "2F"
M 42 "2. Balloon No Penalty" WL 00 WAC 7.077 (2678001.00 / 2678001.00
); 2678001.00 0.5 0.5 359:1 359:1 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP "2F"